
07027540

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Computershare Limited

*CURRENT ADDRESS Yarra Falls
452 Johnston St
Abbotsford, Victoria 3067

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

FILE NO. 82- 4966 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS
DATE: 10/26/07

Computershare Limited
(SEC File No. 82-04966)
Application for Reinstatement of Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

ARLS
6-30-05

DOCUMENTS LISTED IN EXHIBIT C

VOLUME 1 OF 3


RECEIVED
2007 JUL 18
OFFICE OF INTERNATIONAL CORPORATE
FINANCE — CORPORATION FINANCE



(ACN: 057 345 785)

ASX Announcement

4 AUGUST 2005

POWERLAN ENTERS INTO EXCLUSIVE NEGOTIATIONS TO SELL FINANCIALBPO PTY LTD

Powerlan Limited (ASX: PWR) announced today it has signed an agreement with Computershare Limited (ASX: CPU) to negotiate exclusively with Computershare the possible sale of Powerlan's subsidiary FinancialBPO Pty Ltd.

This is further to the announcement made on 14 March 2005 which indicated that Powerlan intends to divest FinancialBPO Pty Ltd.

Confidentiality agreements have been signed by both parties which restricts either discussing the potential terms of the sale until agreement on definitive transaction documents has been reached. .

About Powerlan

Sydney-based, Powerlan Limited (ASX: PWR) provides specialist information technology products and services, business process outsourcing and infrastructure support through seven operating divisions:

- *Business Innovations*, Powerlan's R&D division, provides leading edge general IT consulting and custom application development services.
- *Clarity* (www.clarity.com) offers carrier-grade Operational Support Systems and Network Management Systems software solutions for telcos and enterprises.
- *ConverterTechnology* (www. convertertechnology.com) offers specialist services and innovative technologies to help clients migrate files across incompatible desktop applications, particularly Microsoft Office.
- *FinancialBPO* (www.financialbpo.com) provides back office business process outsourcing for the financial services sector.
- *Garradin* (www.garradin.com) offers integrated software solutions aimed at investment managers and administration platforms.
- *IMX* (www.imxsoftware.com) offers software solutions focused on travel money and foreign exchange.
- *BizTech Outsource* (www.biztechoutsource.com) provides business technology related managed services such as IT infrastructure management, IT security, application hosting, and communications.

Except for Business Innovations, a business unit within Powerlan Limited, all other divisions are incorporated and operate as self contained companies.

For more information contact:

Dr Tomislav Matic
Chief Executive Officer
Phone: (02) 9925 4600
tmatic@powerlan.com
www.powerlan.com

Byram Johnston OAM
Acting Chairman
Phone: (02) 9925 4600
bjohnston@financialbpo.com


RECEIVED
2007 JUL 18 P 1:13

ASX PRELIMINARY FINAL REPORT

Computershare Limited

ABN 71 005 485 825

30 June 2005

Lodged with the ASX under Listing Rule 4.3A

Contents

All amounts are in Australian dollars unless otherwise stated.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
YEAR ENDED 30 JUNE 2005
(Previous corresponding period year ended 30 June 2004)
RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$000s
Revenue from ordinary activities *(Appendix 4E item 2.1)*	up	18.1%	to	$1,117,442
Profit/(loss) from ordinary activities after tax attributable to members *(Appendix 4E item 2.2)*	up	26.9%	to	$101,462
Net profit/(loss) for the period attributable to members *(Appendix 4E item 2.3)*	up	26.9%	to	$101,462

Dividends *(Appendix 4E item 2.4)*	Amount per security	Franked amount per security
Final dividend	6.0 cents	0.0 cents
Interim dividend	5.0 cents	0.5 cents

Record date for determining entitlements to the final dividend — 9 September 2005
(Appendix 4E item 2.5)

Explanation of Revenue *(Appendix 4E item 2.6)*
Total revenue, including proceeds on the sale of investments and properties of $45.1 million, for the year ended 30 June 2005 is $1,117.4 million representing an increase of 18.1% over the last corresponding period.

Revenues were driven by a rise in client registry wins, increased margin income and interest income driven by higher cash balances and interest rates, an improvement in recoveries, and the inclusion of a full year result from prior year acquisitions.

Explanation of Profit/(loss) from ordinary activities after tax *(Appendix 4E item 2.6)*
The current year EBITDA result is $231.1 million including non recurring items of $9.1 million as set out in note 3. Net profit after tax is $101.5 million, an increase of 26.9% from the prior year.

Gross margins have remained consistent year on year. Due to business growth, operating expenses have increased compared to the prior year but remain lower than the incremental increase in revenue.

Depreciation and amortisation expenses have increased due to the full year's charge for prior year acquisitions plus new businesses acquired during the current financial year.

The Group's effective tax rate has decreased slightly from 24.4% for the year ended 30 June 2004 to 22.7% in the current financial year.

Explanation of Net Profit/(loss) *(Appendix 4E item 2.6)*
Please refer above.

Explanation of Dividends *(Appendix 4E item2.6)*

The following dividends have been paid, declared or recommended since the end of the preceding financial year:

Ordinary shares

A final dividend in respect of the year ended 30 June 2004 was declared on 18 August 2004 and paid on 24 September 2004. This was an ordinary dividend of 5.0 cents per share amounting to $26,928,167 fully franked.

An interim ordinary dividend in respect of the half year ended 31 December 2004 was declared on 9 March 2005 and paid on 1 April 2005. This was an ordinary dividend of 5.0 cents per share amounting to $28,177,122 franked at 0.5 cents per share.

The directors have determined that a final dividend of 6 cents per share unfranked in respect of the year ended 30 June 2005 is to be paid on 23 September 2005. As the dividend was not declared until 15 August 2005 a provision has not been recognised as at 30 June 2005.

Preference shares

Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004, a reset preference share dividend of $1.8384 per share amounting to $1,817,184 fully franked was paid on 30 September 2004 in respect of the period 1 June 2004 to 30 September 2004.

Following the conversion of the reset preference shares to ordinary shares, no further reset preference share dividends will be paid.

Other information

Acquisition of EquiServe

During the year the Company announced the major acquisition of EquiServe Inc., one of the USA's largest transfer agents. Completion of this acquisition took place on 17 June 2005. Accordingly, the impact on the Group's result for the current financial year is not material.

Restructuring provision

In line with the Company's accounting policies and previous practice, a restructuring provision has been established to capture the costs of integrating the EquiServe business. The restructuring provision recognised in the 30 June 2005 statement of financial position includes employee redundancy and severance payments, as well as the cost of exiting from various property leases in the US.

The total restructuring provision reported in the 30 June 2005 consolidated statement of financial position is US$30.1 million. This quantification is based on reliable estimates using the best available information at 30 June 2005. Given the establishment of this provision in the short time frame that the business has been under the Company's control, best estimates have been used and the actual cost to the business is being monitored on an on-going basis.

Deferred Consideration

The acquisition of EquiServe involved a series of ancillary agreements between DST Systems Inc. (the previous owner) and EquiServe. These arrangements formed an integral part of the acquisition terms.

These agreements involve the provision of services from DST to EquiServe over periods ranging from 6 months to 15 years, with a typical non cancellable term of two to three years. EquiServe's commitments under these arrangements are predominantly fixed and the Company is of the view that they are in excess of arrangements that EquiServe could otherwise have obtained from third parties at market rates. It has been determined that the Company's assessment of the excess should be treated for accounting purposes as deferred consideration for the EquiServe acquisition.

Post settlement analysis has been performed based on the best information available at the reporting date and discounted to present value. On this basis US$78.4 million has been treated as deferred consideration forming part of goodwill in the 30 June 2005 balance sheet.

Adoption of AIFRS

For reporting periods beginning on or after 1 January 2005, Computershare must comply with the Australian equivalents of International Financial Reporting Standards (AIFRS). This means that the Group will present interim financial statements for the six months ending 31 December 2005 and annual financial statements for the year ending 30 June 2006 under AIFRS.

It is important to note, that whilst the adoption of AIFRS will change the Group's reported results, this does not represent a change in the strength of the underlying business. Information on how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, are set out in note 1 of this document.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
PRELIMINARY CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED 30 JUNE 2005

	Note	2005 $000	2004 $000
Revenues			
Sales revenue		1,063,478	871,240
Other revenue from ordinary activities *		53,964	75,193
Total revenue from ordinary activities		**1,117,442**	**946,433**
Expenses			
Direct services		837,920	654,943
Technology services		91,814	91,008
Corporate services *		35,769	80,665
Borrowing costs		17,489	9,020
Total expenses		**982,992**	**835,636**
Share of net profit/(loss) of associates accounted for using the equity method	15	1,802	(140)
Profit from ordinary activities before related income tax expense		**136,252**	**110,657**
Income tax expense relating to ordinary activities	4	(30,863)	(27,011)
Net profit		**105,389**	**83,646**
Net profit attributable to outside equity interests		(3,927)	(3,664)
Net profit attributable to members of the parent entity		**101,462**	**79,982**
Net decrease in asset revaluation reserve		(542)	-
Net exchange difference on translation of financial report of self-sustaining foreign operations		(19,042)	(9,892)
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		**(19,584)**	(9,892)
Total changes in equity attributable to members of the parent entity other than those resulting from transactions with owners as owners		**81,878**	**70,090**
Basic earnings per share (cents per share)	9	**17.91**	**13.30**
Normalised basic earnings per share (cents per share)	9	16.28	12.89
Diluted earnings per share (cents per share)	9	**18.09**	**13.61**
Normalised diluted earnings per share (cents per share)	9	16.47	13.23

* Includes the proceeds & disposal costs respectively associated with the sale of assets.

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
PRELIMINARY CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2005

	Note	2005 $000	2004 $000
CURRENT ASSETS			
Cash assets		157,145	90,495
Receivables		270,344	181,619
Other financial assets		37,303	50,944
Inventories		4,846	6,993
Current tax assets		20,627	3,493
Other		24,265	19,595
Total Current Assets		514,530	353,139
NON-CURRENT ASSETS			
Receivables		1,633	1,598
Other financial assets		8,608	15,266
Property, plant & equipment		101,518	92,387
Deferred tax assets		43,070	20,918
Intangibles – goodwill		1,304,129	698,903
Other		12,082	4,874
Total Non-Current Assets		1,471,040	833,946
Total Assets		1,985,570	1,187,085
CURRENT LIABILITIES			
Payables		279,222	203,743
Interest bearing liabilities		101,433	98,824
Current tax liabilities		18,576	2,341
Provisions		63,010	32,567
Deferred consideration		50,310	11,715
Total Current Liabilities		512,551	349,190
NON-CURRENT LIABILITIES			
Payables		12,729	331
Interest bearing liabilities		582,057	213,251
Deferred tax liabilities		10,377	9,427
Provisions		47,490	6,892
Deferred consideration		61,663	-
Other		3,556	3,127
Total Non-Current Liabilities		717,872	233,028
Total Liabilities		1,230,423	582,218
Net Assets		755,147	604,867
EQUITY			
Parent entity interest			
Contributed equity - ordinary shares		580,762	338,987
Contributed equity - reset preference shares		-	114,432
Reserves		(47,383)	(27,799)
Retained profits	5	216,367	170,750
Total parent entity interest		749,746	596,370
Outside equity interest		5,401	8,497
Total Equity		755,147	604,867

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
PRELIMINARY CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2005

	Note	2005 $000	2004 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		1,039,729	878,706
Payments to suppliers and employees		(853,275)	(711,945)
Dividends received		1	210
Interest paid and borrowing costs		(19,369)	(8,704)
Interest received		7,803	3,589
Australian net GST paid		(11,939)	(9,290)
Income taxes paid		(16,160)	(16,442)
Net cash inflow from operating activities	17	**146,790**	**136,124**
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of controlled entities, net of cash acquired		(361,210)	(208,626)
Payments for investment in associated entities		-	(1,159)
Payments for investment in listed & unlisted entities		(4,072)	(2,239)
Payments for property, plant and equipment		(31,648)	(21,378)
Proceeds from sale of assets		26,835	66,137
Proceeds from sale of controlled entities, net of cash disposed		5,647	-
Other		-	(706)
Net cash outflow from investing activities		**(364,448)**	**(167,971)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issues of ordinary shares		2,517	933
Buy-back of ordinary shares		(30,639)	(20,110)
Buy-back of preference shares		(29,447)	(32,763)
Proceeds from borrowings		817,639	320,902
Repayment of borrowings		(410,262)	(164,026)
Dividends paid - ordinary shares		(55,105)	(30,028)
Dividends paid – reset preference shares		(1,816)	(7,456)
Dividend paid - outside equity interest in controlled entities		(3,936)	(1,519)
Proceeds from finance leases		1,487	1,077
Repayment of finance leases		(1,661)	(5,164)
Net cash (outflow) / inflow from financing activities		**288,777**	**61,846**
Net increase in cash held		71,119	29,999
Cash at the beginning of the financial year		90,495	60,828
Exchange rate variations on foreign cash balances		(4,469)	(332)
Cash at the end of the financial year		**157,145**	**90,495**

The accompanying notes form an integral part of these financial statements.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

1 CHANGES IN ACCOUNTING POLICIES

Current Australian Accounting Standards

There have been no significant changes in accounting policy since the year ended 30 June 2004 which impact the financial results disclosed in this document.

The Adoption of International Financial Reporting Standards

For financial years beginning on or after 1 January 2005, Computershare must comply with the Australian equivalents of International Financial Reporting Standards (AIFRS). This means that the Group will present interim financial statements for the six months ending 31 December 2005 and annual financial statements for the year ending 30 June 2006 under AIFRS.

Entities complying with the AIFRS for the first time will be required to restate their comparative financial statements to reflect the application of AIFRS to that comparative period. Most adjustments on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

It is important to note, that whilst the adoption of AIFRS will change the Group's reported results, this does not represent a change in the strength of the underlying business nor in the cash flows generated.

Information on how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, are set out below.

Management of the Transition to AIFRS

Computershare has established a project team to manage the transition to AIFRS. The project team is chaired by the Chief Financial Officer and reports to the Risk and Audit Committee. The project team has prepared a detailed timetable for managing the transition. The project status is monitored on a regular basis and Computershare is currently on schedule.

Computershare is managing the transition to AIFRS in three distinct phases:

- Analysis and planning;
- Evaluation of the new financial reporting requirements and initial conversion; and
- Embedding AIFRS into business as usual.

The project team has analysed the AIFRS applicable to the Group and has identified the significant accounting policy changes that will be required. AASB 1 *First time adoption of Australian Equivalents to International Financial Reporting Standards* permits choices in some accounting policies, including optional exemptions. These choices have been analysed and the most appropriate policy for the Computershare Group has been applied.

Set out below are the key areas where accounting policies are expected to change upon adoption of AIFRS and the known or reliably estimable impacts of the adoption of AIFRS on the financial report for the year ended 30 June 2005. It should be noted that the information provided in the tables and narrative below is not a comprehensive list of all changes in accounting policy which will be required upon adoption of AIFRS, but seeks to identify and quantify the most significant areas of change.

The initial estimated financial impact on both the consolidated statement of financial performance and the consolidated statement of financial position is disclosed. Narrative descriptions of the differences are also provided. No material change is expected in relation to the consolidated statement of cash flow.

Where the impact of the adoption of AIFRS on the 30 June 2005 financial report cannot be reliably estimated because it is impracticable to do so an explanation of the expected changes are provided in the narrative included in this note.

The adjustments disclosed in this note are based on management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed as a result of amendments or additional standards and interpretations issued by the AASB and the IASB, emerging accepted practice in the interpretation and application of AIFRS, and on-going work by the Computershare project team. Until the Group prepares its first full financial statements in accordance with AIFRS, the possibility cannot be excluded that the accompanying disclosures may require adjustment.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

Reconciliation of net profit as presented under AGAAP to that under AIFRS

YEAR ENDED 30 JUNE 2005	Note	Consolidated 30 June 2005 $000
Net profit after tax and outside equity interests as reported under AGAAP		**101,462**
Amortisation of goodwill	A	44,079
Amortisation of intangible assets *	B	(803)
Derecognition of restructuring provisions	C	(14,787)
Pre 1 July 2004 business combination transitional adjustments	C	7,791
Share based payment expense	D	(8,973)
Assets held for sale	E	(125)
Tax effect of unremitted earnings from subsidiaries and associates and lower recognition hurdles	J	(1,780)
Other	K	277
Net profit after tax and outside equity interests under AIFRS		**127,141**

*Excludes amortisation of acquired intangible assets arising from the acquisitions of EquiServe Inc and the Pacific Corporate Trust Company. Please refer to 'B' below for further details.

The above reconciliation of net profit should be read in conjunction with the accompanying notes.

Reconciliation of equity as presented under AGAAP to that under AIFRS

	Note	Consolidated	
		30 June 2005** $000	1 July 2004* $000
Total equity under AGAAP		755,147	604,867
Adjustments to retained earnings (net of tax)			
Write back of goodwill amortisation	A	44,079	-
Amortisation of intangible assets	B	(803)	-
Derecognition of restructuring provisions	C	(14,787)	-
Pre 1 July 2004 business combination transitional adjustments	C	7,791	-
Recognition of share based payment expense	D	(9,928)	(955)
Write back on held for sale assets	E	-	125
Other	K	(1,499)	(1,776)
Adjustments to other reserves (net of tax)			
Recognition of share based payment reserve	D	11,089	1,176
Tax effect of unremitted earnings from subsidiaries and associates and lower recognition hurdles	J	(4,044)	(2,674)
Total equity under AIFRS		787,045	600,763

* This column represents the adjustments as at the date of transition to AIFRS
** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005.

The above reconciliation of equity should be read in conjunction with the accompanying notes.

Explanation of key differences in accounting policy expected to arise upon the adoption of AIFRS

An explanation of the estimated material adjustments resulting from differences between current Computershare accounting policies under Australian accounting standards and AIFRS are summarised below. Both the AASB and the IASB have a number of ongoing projects in place which may impact on the differences described below and the future financial results of the Group.

A. Annual impairment testing of goodwill

- Goodwill will no longer be amortised but subject to annual impairment testing. In accordance with the AASB 138 *Intangible Assets*, this impairment testing will be based on the higher of fair value less costs to sell and value in use (discounted cash flows) of each cash generating unit within the Group.
- Computershare has elected to adopt the option to "grandfather" all pre-1 July 2004 acquisitions, as permitted under AASB 1, *First Time Adoption of AIFRS*. This means that the carrying value of goodwill as at 1 July 2004 will not be adjusted upon the adoption of AIFRS, subject to any impairment testing both on transition and on an on-going basis.
- Accordingly the current year goodwill amortisation expense recorded in the financial results of the consolidated Group has been reversed in full under AIFRS. This results in a $44.1million increase in the Group's reported profits.
- Impairment testing of goodwill is completed each year end and half year end. Based on the impairment testing review and sensitivity analysis performed to date, no impairment is expected as at 30 June 2005.

B. Acquired intangible assets

- All post 1 July 2004 business combinations have been re-stated to comply with AIFRS with the exception of EquiServe Inc. and the Pacific Corporate Trust Company.
- Most significantly this involved the collection of data for material acquisitions to enable the valuation of intangible assets which were previously subsumed in goodwill as required by AASB 3 *Business Combinations*. Separately identified intangible assets to date include customer relationships, contracts and proprietary software. Accordingly, intangible assets with an original cost of approximately $6.4 million will be reclassified from goodwill to intangible assets.
- Intangible assets with a finite life must be amortised on a straight line basis over the life of the asset. The total cumulative amortisation expense from the date of acquisition to the reporting date is estimated to be $0.8 million, which partially offsets the positive impact of reversing the goodwill amortisation expense noted above.
- Intangible assets with an indefinite life must be tested annually for impairment (on the same basis as goodwill) and is completed at each year end and half year end. Based on the impairment testing review and sensitivity analysis performed to date, no impairment is expected as at 30 June 2005.
- Regulatory approval for the acquisition of the Pacific Corporate Trust Company and EquiServe Inc. was received on 14 June 2005 and 17 June 2005 respectively. Due to the close proximity to the balance date it has not been practical to ascertain reliable valuations for intangible assets. These valuations are in the process of being determined and the disclosures provided above will be adjusted to include the cumulative financial impact (including associated deferred tax) in the Group's financial report for the half year ending 31 December 2005. Whilst quantification cannot be reliably estimated at this point, the likely impact on the Group's results will be a decrease in goodwill and an increase in intangible assets reported in the balance sheet. An amortisation expense for intangible assets for the period since acquisition will also be recorded.

C. Business combinations

Restructuring provisions

- Under AASB 3 *Business Combinations* and AASB 137 *Provisions, Contingent Liabilities & Contingent Assets* restructuring provisions arising as a result of a business combination are no longer included in the calculation of goodwill unless the acquiree was committed to the restructure prior to the acquisition. Instead any restructuring provision arising as a result of a post 1 July 2004 business combination will be recorded as an expense in the statement of financial performance.

- Computershare has applied this change in accounting policy to all post 1 July 2004 business combinations, including EquiServe Inc. and the Pacific Corporate Trust Company. This is expected to result in a decrease of approximately $14.8 million in the original cost of goodwill and a decrease in net profit after tax of approximately $14.8 million. As previously noted, given the proximity of these acquisitions to 30 June 2005, best estimates have been used in quantifying this adjustment and the actual cost to the business is being monitored on an on-going basis.

Grandfathered acquisitions

- Computershare has elected to adopt the option to grandfather all pre 1 July 2004 acquisitions as permitted under AASB 1. Under the transitional rules, adjustments to the carrying value of goodwill as at 30 June 2004 can only be made under very limited circumstances. These circumstances are different to both current Australian accounting standards and AASB 3 which will be applied to all post 1 July 2004 acquisitions.
- The estimated impact is an increase in current year net profit after tax of $7.8 million with a corresponding increase in equity which primarily relates to the utilisation of pre acquisition tax losses previously booked against goodwill as permitted by Australian accounting standards. It should be noted that this adjustment is a result of applying the transitional rules only.

D. *Share based payments*

- Equity based compensation in the form of shares will be recognised as an expense in the period during which the employee provides related services in accordance with AASB 2 *Share Based Payments*. Currently Computershare only recognises an expense for shares purchased on market.
- The impact of this change is estimated to be a decrease in consolidated net profit after tax of $8.9 million in the AIFRS current financial year statement of financial performance.
- Opening retained earnings have decreased by $1.0 million representing the cumulative impact of applying the new accounting standard to share based payments vesting on or before 30 June 2004. A corresponding increase of $11.1 million has been recorded in other reserves representing the cumulative movement in the share based payments expense plus the deferred tax adjustment deferred in equity rather than reported in current income tax expense until vesting date in accordance with AASB 112 *Income Taxes* (refer J below) and the country specific tax regulations applicable to the Computershare Group.
- In regard to options, Computershare will not be required to recognise an expense for unvested options under AIFRS as all of the Group's unvested options were issued before 7 November 2002 and therefore fall under the exemption available in AASB 1.

E. *Non current assets held for sale*

- In accordance with AASB 5 *Non current assets held for sale and discontinued operations*, non current assets held for sale will be separately classified and measured at the lower of carrying value or fair value less costs to sell. Depreciation of held for sale assets will cease.
- As at 30 June 2004 two properties owned by the Group were considered to be held for sale requiring separate identification in the AIFRS balance sheet. Both properties were sold in the current financial year. The depreciation expense associated with these assets has been reversed. The impact is a decrease in the current year depreciation expense of $22,000 and an increase in opening retained earnings of $0.1 million (representing depreciation expense recognised on these assets in the financial year ended 30 June 2004). As a result the carrying value of the assets subsequently sold increased from $2.4 million to $2.6 million, reducing the gain on sale reported in the current financial year by $0.2 million.
- One property valued at $4.4 million met the held for sale criteria as at 30 June 2005. This property has been separately identified as a held for sale asset in the Group's AIFRS balance sheet as at 30 June 2005.
- Under current Australian GAAP gross proceeds from the sale of assets are recognised as revenue and the carrying amount of the asset sold is recognised as an expense. Upon conversion to AASB 116 *Property Plant and Equipment* the net profit on sale of assets will be recognised as income. The impact on the 30 June 2005 AIFRS statement of financial performance is a reclassification of $26.9 million from expenses to other revenue. The net impact on profit after tax is $nil.

F. *Impairment testing of fixed assets*

- Similar to goodwill, the carrying value of fixed assets will be subject to impairment testing under AIFRS. Impairment testing is only required when an impairment indicator is triggered. In accordance with AASB 136 *Impairment of Assets*, this impairment testing will be based on the higher of fair value less costs to sell and value in use (discounted cash flows) of each cash generating unit within the Group. Impairment testing of fixed assets has been reviewed at 30 June 2004 and no impairment indicators were identified as triggered during the year ended 30 June 2005. Accordingly, no impairment is expected.

G. *Internally developed intangible assets*

- Computershare has not previously adopted a policy of recognising internally developed software as an intangible asset. As a result no adjustment will be required upon transition to AIFRS. Computershare's existing accounting policy will continue unchanged under AIFRS.

H. *Foreign Currency Translation Reserve*

- AASB 1 allows first time adopters to deem all cumulative translation differences for all foreign operations to be zero at the date of transition to AIFRS. The application of this exemption would mean that the gain or loss on a subsequent disposal of any foreign operation would exclude translation differences that arose before the date of transition to AIFRS.
- Computershare has elected not to apply the above exemption available within AASB 1 and as a result no adjustment will be required upon transition to AFIRS.

I. *Defined benefit superannuation funds*

- Under AASB 119 *Employee Benefits* any actuarial surplus or deficit relating to a defined benefit superannuation fund must be recorded as an asset or liability of the employer, with the movement being recorded in the statement of financial performance.
- As at 30 June 2004 Computershare operated defined benefit superannuation funds in Hong Kong and India for a small number of employees. During 2005 Computershare acquired two German based companies, E-magine and Acxiom, which also operate defined benefit superannuation funds. The defined benefit superannuation fund in Hong Kong has been wound up in the current financial year.
- The impact of the transitional adjustments under AIFRS relating to defined benefit superannuation funds both individually and cumulatively are immaterial to the Group therefore no adjustments have been recorded.

J. *Deferred tax assets & liabilities*

- Deferred tax assets and liabilities are calculated using the "balance sheet" approach as required by AASB 112 *Income Taxes*. Changes in the criteria for the recognition of deferred tax assets and liabilities under AIFRS results in the recognition of deferred tax assets and liabilities not previously recognised under current accounting standards.
- Tax effect accounting will also follow the underlying transaction under AIFRS. As a result, some tax effects may be recognised in reserves rather than the statement of financial performance.
- Under AIFRS the recognition hurdle for deferred tax assets has been lowered from "virtual certainty" to "probable". The expected financial impact of the lower recognition hurdle under AIFRS is a cumulative deferred tax asset of $1.0 million as at 30 June 2005. Of this amount, $1.7 million is a credit to opening retained earnings and the remaining $0.7 million is a current period expense.
- AASB 112 *Income Taxes* requires companies to recognise the tax effect of the difference between the original cost of an investment in a subsidiary or an associate and the carrying value at reporting date. The impact of this change is the recognition of additional deferred tax liabilities of approximately $5.1 million as at 30 June 2005. Of this amount, $3.9 million represents a decrease in opening retained earnings and $1.1 million is a current period expense. The remaining $0.1 million relates to the movement in foreign exchange rates upon translation of opening retained earnings and therefore has been recorded against other reserves.
- The deferred tax impact of AIFRS accounting adjustments are expected to result in an increase in deferred tax assets of $1.8 million and an increase in deferred tax liabilities of $10,000. Of these adjustments $0.2 million has been recorded separately in reserves rather than income tax expense.

- The deferred tax effect of other AIFRS transitional accounting adjustments must also be reflected in the June 2005 AIFRS statement of financial position and the statement of financial performance and has been included under each relevant note within this narrative.

K. *Other*

- Other includes smaller adjustments arising from a change in timing associated with the recognition of non-recurring transactions within the Group. The overall impact is expected to be a decrease in opening retained earnings of $1.8 million, an increase in current year net profit after tax of $0.3 million, and an increase in other non current liabilities of $2.1million.

L. *Outside Equity Interests*

- The change in net profit attributable to outside equity interests represents the proportionate share of additional expenses relating to share based remuneration and a decrease in goodwill amortisation expense. The net impact is immaterial to the Group's result therefore no adjustment has been included in the disclosures outlined above.

M. *Financial Instruments – disclosure and presentation*

- As permitted under the transitional accounting standards, Computershare has elected to apply *AASB 132 Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005 onwards. This allows the Group to continue to apply current accounting standards to the 30 June 2005 financial statements.
- Accordingly, no adjustments in respect of financial instruments are included in the quantitative disclosures provided above. In addition, Computershare is not required to re-state its prior year comparatives in the 30 June 2006 financial statements.

Reset preference shares

- Under AASB 132, the Group's reset preference shares would have been reclassified as debt rather than equity. Reset dividends paid of $1.3 million would have been reclassified as interest expense. On 30 September 2004 the Group's reset preference shares were converted into ordinary shares. As stated above, given that AASB 132 will be applied from 1 July 2005, this eliminates the need for future reclassifications upon conversion to AIFRS.

Derivative financial instruments

- Computershare currently applies hedge accounting to all financial instruments and accordingly, these transactions are recorded off balance sheet. Upon adoption of AASB 139, the fair value of all derivative financial instruments will be recorded on balance sheet.
- In order to qualify for hedge accounting treatment under AIFRS detailed documentation standards must be met. Computershare has undertaken a review of its current hedge documentation procedures to ensure compliance with the detailed and specific requirements of AASB 139.
- In addition to meeting detailed documentation standards, Computershare must be able to demonstrate that its derivative financial instruments are highly effective both retrospectively and prospectively. Over the last six month period Computershare has undertaken a detailed review of both the accounting and system requirements to efficiently complete hedge effectiveness testing on a periodic basis.
- As at 1 July 2005 hedge documentation and effectiveness testing has been completed for all interest rate derivatives. Based on this preliminary assessment interest rate derivatives are expected to qualify for hedge accounting under AIFRS.
- Under AIFRS cash flow hedges which meet the documentation and effectiveness testing conditions outlined above will be recorded on balance sheet at fair value. The effective portion of the total gain or loss on the actual hedging instrument will be recorded directly in equity, any ineffective portion will be recorded in the statement of financial performance. There is a minimal cumulative impact on profit expected.
- Under AIFRS fair value hedges which meet the documentation and effectiveness testing conditions outlined above will also be recorded on balance sheet at fair value. The cumulative gain or loss from re-measuring the actual hedging instrument to fair value will be recognised in the statement of financial performance. This will be offset by the cumulative gain or loss on the underlying hedged item to the extent that the hedging relationship is effective. There is a minimal cumulative impact on profit expected.

- Under AIFRS the fair value of financial instruments which do not satisfy the hedge criteria will also be recorded in the balance sheet, but changes in their fair value will be taken directly to the profit & loss account.

External investments in listed and unlisted shares

- Investments in external parties are currently recorded at original cost. Under AIFRS these investments will be recorded at fair value, with changes in fair value recognised directly in equity until the underlying asset is derecognised. Computershare's significant existing investments in external parties are held for strategic rather than profit making purposes, therefore the change in fair value is recorded in equity rather than the statement of financial performance.
- As at 30 June 2005 the fair value of listed and unlisted shares in external parties is approximately $5.1 million compared to the reported original cost of $5.9 million. The impact of this unrealised loss upon the financial instrument transitional reporting date (1 July 2005) is estimated to be a decrease of $0.8 million in current and non current financial assets. A corresponding adjustment would be recorded in reserves.

N. On-going project work

- The adjustments disclosed in this note are based on management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed as a result of amendments or additional standards and interpretations issued by the AASB and the IASB, emerging accepted practice in the interpretation and application of AIFRS, and on-going work by the Computershare project team. Until the Group prepares its first full financial statements in accordance with AIFRS, the possibility cannot be excluded that the accompanying disclosures may require adjustment.

2 MATERIAL FACTORS AFFECTING THE ECONOMIC ENTITY FOR THE CURRENT PERIOD

Refer to the attached Market Announcement for discussion of the nature and amount of material items affecting revenue, expenses, assets, liabilities, equity or cashflows, where their disclosure is relevant in explaining the financial performance or position of the entity for the period.

3 INDIVIDUALLY SIGNIFICANT ITEMS

Included in the condensed statement of consolidated financial performance are the following individually significant items:

- The sale of the Group's shares in E*Trade Australia Limited;
- The sale of Computershare's former premises in Melbourne; and
- The revaluation of land in Melbourne.

	E*Trade shares	Premises	Total
	$000	$000	$000
Net sale proceeds	13,402	5,102	18,504
Written down value	(6,690)	(2,371)	(9,061)
Gain on sale	6,712	2,731	9,443
Land write down	-	(449)	(449)
Tax effect	-	134	134
	6,712	2,416	9,128

Individually significant items in the year ended 30 June 2004 included the sale and leaseback of Computershare Limited's premises in the UK (the Pavilions) comprising of land and buildings. The gain on the sale of the premises comprised of the following:

	2004
	$000
Net sale Proceeds	51,758
Written down value	(46,076)
Gain on sale	5,682

Expenses

	$000
UK restructuring	(4,967)
Tax effect	1,490
	(3,477)

4 RECONCILIATION OF INCOME TAX EXPENSE

	2005 $000	2004 $000
Operating profit	136,252	110,657
The tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:		
Prima facie income tax expense thereon at 30%	40,876	33,197
Tax effect of permanent differences:		
Amortisation of goodwill not deductible	9,267	6,697
Research and development allowance	(1,850)	(1,238)
Non-deductible provisions	(1)	570
Benefit of tax losses not brought to account	(617)	961
Writeoff of deferred tax liability on sale of UK buildings (the Pavilions)	-	(4,334)
Tax free profit on sale of UK buildings (due to indexation allowance)	-	(1,705)
Non-assessable accounting profits on sale of E*Trade	(2,013)	-
Other non-assessable accounting profits on disposal of assets	(2,068)	-
Other deductible amounts	(3,642)	-
Rebatable/non-assessable dividend	(3,206)	(6,577)
Borrowing costs	(6,628)	(2,685)
Other	(1,543)	(494)
Effect of different tax rates on overseas income	780	1,491
Differential in tax rates	(47)	435
Prior year tax (over)/under provided	1,555	693
Income tax expense on operating profit	30,863	27,011

5 RETAINED EARNINGS *(Appendix 4E item 8)*

	2005 $000	2004 $000
Retained profits at the beginning of the financial year	170,750	128,366
Ordinary dividends provided for or paid	(55,105)	(30,027)
Reset preference dividends provided for or paid	(1,282)	(7,571)
Transfer from Asset Revaluation Reserve	542	-
Net profit attributable to members of Computershare Limited	101,462	79,982
Retained profits at the end of the financial year	216,367	170,750

6 ADDITIONAL DIVIDEND INFORMATION *(Appendix 4E item 6)*

Details of dividends declared or paid during or subsequent to the year ended 30 June 2005 are as follows:

Record date	Payment date	Type	Amount per security	Total dividend	Franked amount per security	Foreign sourced dividend amount per security
6 September 2004	24 September 2004	Final	5.0 cents	$26,928,167	5.0 cents	-
16 September 2004	30 September 2004	Reset	1.8384 cents	$1,817,184	1.8384 cents	-
14 March 2005	01 April 2005	Interim	5.0 cents	$28,177,122	0.5 cents	-
8 September 2005	23 September 2005	Final	6.0 cents	$35,693,329	$nil	-

7 DIVIDEND REINVESTMENT PLANS *(Appendix 4E item 7)*

The company has no dividend reinvestment plan in operation.

8 NTA BACKING *(Appendix 4E Item 9)*

	2005	2004
Net tangible asset backing per ordinary share	$(1.02)	$(0.45)

9 EARNINGS PER SHARE *(Appendix 4E Item 14.1)*

	Calculation of Basic EPS	*Calculation of Diluted EPS*	*Calculation of Normalised Basic EPS*	*Calculation of Normalised Diluted EPS*
	$000	$000	$000	$000
Year end 30 June 2005				
Earnings per share (cents per share)	17.91	18.09	16.28	16.47
Net profit	105,389	105,389	105,389	105,389
Outside equity interest (profit)/loss	(3,927)	(3,927)	(3,927)	(3,927)
Exclusion of non recurring transactions – sale of land & buildings			(9,128)	(9,128)
Dividends on reset preference shares	(1,282)		(1,282)	
Net profit	**100,180**	**101,462**	**91,052**	**92,334**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	559,299,480		559,299,480	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		560,726,679		560,726,679

	Calculation of Basic EPS	*Calculation of Diluted EPS*	*Calculation of Normalised Basic EPS*	*Calculation of Normalised Diluted EPS*
	$000	$000	$000	$000
Year end 30 June 2004				
Earnings per share (cents per share)	13.30	13.61	12.89	13.23
Net profit	83,646	83,646	83,646	83,646
Outside equity interest (profit)/loss	(3,664)	(3,664)	(3,664)	(3,664)
Exclusion of non recurring transactions – sale of land & buildings			(2,205)	(2,205)
Dividends on reset preference shares	(7,313)		(7,313)	
Net profit	**72,669**	**79,982**	**70,464**	**77,777**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	546,570,016		546,570,016	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		587,684,215		587,684,215

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

Employee options which are not dilutive and therefore not included in the calculation of diluted EPS are as follows:

Issue Date	*Expiry Date*	*Exercise Price*	*Number On Issue 30 June 04*	*Number Issued This Year*	*Number Exercised This year*	*Number Cancelled This year*	*Number On Issue 30 June 05*	
11 Feb 2000	10 Jan 2005	$6.830	2,937,050	-	-	2,937,050	-	A, B
07 Apr 2000	06 Mar 2005	$7.100	863,000	-	-	863,000	-	A, B
09 Jun 2000	08 May 2005	$6.910	116,250	-	-	116,250	-	A, B
02 Jul 2000	01 Jun 2005	$7.950	21,000	-	-	21,000	-	A, B
01 Aug 2000	01 Jul 2005	$7.920	20,000	-	-	-	20,000	A, B
15 Aug 2000	14 Jul 2005	$7.850	224,000	-	-	77,000	147,000	A, B
08 Sep 2000	07 Aug 2005	$8.000	975,500	-	-	4,500	971,000	A, B
15 Dec 2000	14 Nov 2005	$8.000	35,000	-	-	-	35,000	A, B
25 Sep 2000	24 Aug 2005	$7.970	99,000	-	-	-	99,000	A, B
29 Dec 2000	28 Nov 2005	$9.186	68,200	-	-	-	68,200	A, B
21 Feb 2001	20 Jan 2006	$5.820	13,953	-	-	-	13,953	B
26 Feb 2001	25 Jan 2006	$7.400	58,000	-	-	-	58,000	A, B
27 Apr 2001	26 Mar 2006	$6.690	18,000	-	-	-	18,000	A, B
01 Jul 2001	31 May 2006	$7.350	467,000	-	-	-	467,000	A, B
01 Jul 2001	31 May 2006	$5.950	902,500	-	-	142,500	760,000	A, B
02 Jul 2001	01 Jun 2006	$5.940	92,500	-	-	21,000	71,500	A, B
02 Jul 2001	01 Jun 2006	$7.350	74,000	-	-	-	74,000	A, B
02 Jul 2001	01 Jun 2006	$5.950	3,090,750	-	-	455,000	2,635,750	A, B
31 Jul 2001	30 Jun 2006	$6.150	44,250	-	-	7,000	37,250	A, B
06 Mar 2002	05 Feb 2007	$2.770	1,871,100	-	797,500	8,000	1,065,600	
06 Mar 2002	05 Feb 2007	$2.520	60,000	-	20,000	-	40,000	
10 Apr 2002	09 Mar 2007	$2.520	158,000	-	102,000	14,000	42,000	
27 May 2002	26 Apr 2007	$2.550	100,000	-	-	-	100,000	
Total			12,309,053	-	919,500	4,666,300	6,723,253	

Options in the table above which were not included in potential ordinary shares for the purposes of 30 June 2005 diluted EPS are marked with an (A). Options in the table above which were not included in potential ordinary shares for the purposes of 30 June 2004 diluted EPS are marked with a (B).

There have been no issues of ordinary shares or options between reporting date and the time of completion of this report.

The following options have been cancelled or lapsed between reporting date and the time of completion of this report:

Cancellation date	**Exercise price**	**Number of options cancelled**
01 July 2005	$7.92	20,000
14 July 2005	$7.85	147,000
02 August 2005	$5.95	98,000
02 August 2005	$6.15	4,750
02 August 2005	$2.77	8,000
02 August 2005	$2.52	14,000
07 August 2005	$8.00	971,000

10 SHARE BUYBACK *(Appendix 4E Item 14.2)*

Ordinary shares

On 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December 2004 Computershare announced a continuation of this buy-back until 17 June 2005 or earlier if the maximum number of shares were purchased prior to this time.

During the current financial year the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The shares bought back represent 1.86% of the opening issued ordinary share capital under the buy back arrangement.

Preference shares

On 19 December 2003 Computershare announced its intention to buy back up to 250,000 reset preference shares. This buy-back commenced on 5 January 2004 as part of on-going capital management. On 19 March 2004 Computershare announced a change in relation to this buy back in that the maximum number of shares Computershare intended to buy-back was increased to 750,000.

Between 1 July 2004 and 30 September 2004 the company bought back 284,807 reset preference shares at a total cost of $29,446,964.

Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004 there have been no further reset preference share buy-backs.

11 SEGMENT INFORMATION *(Appendix E Item 14.4)*

The consolidated entity operates predominantly in three geographic segments: Asia Pacific; Europe, Middle East & Africa (EMEA); and North America.

Asia Pacific includes Australia, the home country of the parent entity, plus operating activities. Other areas of operation in the region are New Zealand, India and Hong Kong. The EMEA region comprises of operations in the UK, Ireland, Germany, France, Spain, Italy and South Africa. North America includes the US and Canada.

In each region the consolidated entity operates in six business segments: Investor Services, Plan Services, Document Services, Shareholder Relationship Management Services, Technology Services and Corporate.

The Investor Services operations comprise the provision of registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. Shareholder Relationship Management comprise the provision of investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants. Technology Services include the provision of software specializing in share registry, financial services and stock markets. Intersegment charges are at normal commercial rates.

Geographical segments are now presented as the primary reporting segment of the Group, reflecting the manner in which the Group has been internally managed and financial information reported to the Board in the current financial year. As a result, the 30 June 2004 comparatives have been regrouped and presented to reflect the current geographical segments.

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

PRIMARY BASIS – Geographic Segments 2005

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	$000	$000	$000	$000	$000
Revenue					
External revenue	353,280	286,693	470,738	6,731	1,117,442
Intersegment revenue	33,421	17,443	18,805	(69,669)	-
Total segment revenue	386,701	304,136	489,543	(62,938)	1,117,442
Segment Result					
Profit/(loss) from ordinary activities before income tax	87,410	24,892	15,989	7,961	136,252
Income tax expense					(30,863)
Profit from ordinary activities after income tax					105,389
Depreciation	7,166	7,799	12,539	-	27,504
Amortisation goodwill	10,054	6,633	27,977	-	44,664
Other non-cash expenses	711	438	3,277	-	4,426
Liabilities					
Total segment liabilities	44,367	108,027	1,049,082	28,947	1,230,423
Assets					
Total segment assets	1,087,502	274,434	2,464,049	(1,840,415)	1,985,570
Carrying value of investments in associates included in segment assets	-	6,402	-	-	6,402
Segment assets acquired during the reporting period:					
Property, plant & equipment	13,779	12,007	12,275	-	38,061
Other Non Current Segment Assets	7,896	15,599	688,243	-	711,738
Total	21,675	27,606	700,518	-	749,799

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

PRIMARY BASIS – Geographic Segments 2004

Major geographic segments	Asia Pacific	EMEA	North America	Unallocated/ Eliminations	Consolidated Total
	$000	$000	$000	$000	$000
Revenue					
External revenue	283,201	303,813	356,457	2,962	946,433
Intersegment revenue					
Total segment revenue	283,201	303,813	356,457	2,962	946,433
Segment Result					
Profit/(loss) from ordinary activities before income tax	56,119	24,043	26,625	3,870	110,657
Income tax expense					(27,011)
Profit from ordinary activities after income tax					83,646
Depreciation	6,974	7,431	12,255	-	26,660
Amortisation goodwill	7,990	5,465	20,039	-	33,494
Other non-cash expenses	1,257	284	2,783	-	4,324
Liabilities					
Total segment liabilities	59,881	103,183	401,585	17,567	582,216
Assets					
Total segment assets	958,252	151,153	1,194,063	(1,116,383)	1,187,085
Carrying value of investments in associates included in segment assets	-	4,330	-	-	4,330
Segment assets acquired during the reporting period:					
Property, plant & equipment	10,041	8,630	19,635	-	38,306
Other Non Current Segment Assets	14,376	38,906	258,652	-	311,934
Total	24,417	47,536	278,287	-	350,240

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

SECONDARY - Business Segments 2005

Major business segments	Analytics & Shareholder Relationship Management Services $000	Corporate Services $000	Document Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	52,065	50,812	60,562	806,859	119,539	20,874	6,731	1,117,442
Intersegment revenue	7,633	76,593	98,014	28,566	2,041	106,749	(319,596)	-
Total segment revenue	59,698	127,405	158,576	835,425	121,580	127,623	(312,865)	1,117,442
Segment Result								
Profit/(loss) from ordinary activities before income tax	176	2,322	17,003	81,362	16,263	10,242	8,884	136,252
Income tax expense								(30,863)
Profit from ordinary activities after income tax								105,389
Depreciation	941	787	3,625	9,874	853	11,424	-	27,504
Amortisation goodwill	2,719	444	1,221	36,813	3,467	-	-	44,664
Other non-cash expenses	14	318	996	2,835	143	120	-	4,426
Liabilities								
Total segment liabilities	6,569	694,451	9,965	420,292	67,730	8,590	22,826	1,230,423
Assets								
Total segment assets	64,813	1,850,355	107,496	1,638,806	138,614	39,197	(1,853,711)	1,985,570
Carrying value of investments in associates included in segment assets	-	6,402	-	-	-	-	-	6,402
Segment assets acquired during the reporting period:								
Property, plant & equipment	1,596	1,046	9,462	13,773	1,312	10,872	-	38,061
Other Non Current Segment Assets	1,948	-	8,752	701,038	-	-	-	711,738
Total	3,544	1,046	18,214	714,811	1,312	10,872	-	749,799

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
SUPPLEMENTARY APPENDIX 4E INFORMATION

SECONDARY BASIS - Business Segments 2004

Major business segments	Analytics & Shareholder Relationship Management Services $000	Corporate Services $000	Document Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	23,877	73,879	51,034	665,428	99,995	15,961	16,259	946,433
Intersegment revenue	1,729	70,491	75,703	11,040	2,510	98,091	(259,564)	0
Total segment revenue	25,606	144,370	126,737	676,468	102,505	114,052	(243,305)	946,433
Segment Result								
Profit/(loss) from ordinary activities before income tax	(550)	2,555	21,328	76,758	6,995	(957)	4,528	110,657
Income tax expense								(27,011)
Profit from ordinary activities after income tax								83,646
Depreciation	267	2,160	3,009	8,891	396	11,937	-	26,660
Amortisation goodwill	1,720	941	835	27,488	2,510	-	-	33,494
Other non-cash expenses	8	798	971	2,195	126	226	-	4,324
Liabilities								
Total segment liabilities	8,229	323,685	9,853	161,144	63,316	8,985	7,006	582,218
Assets								
Total segment assets	62,158	1,102,297	96,096	882,111	125,710	40,762	(1,122,049)	1,187,085
Carrying value of investments in associates included in segment assets	-	4,330	-	-	-	-	-	4,330
Segment assets acquired during the reporting period:								
Investments	2,177	3,549	3,326	16,310	1,167	10,515	1,262	38,306
Property, plant & equipment	34,888	-	3,551	230,688	42,296	-	511	311,934
Total	37,065	3,549	6,877	246,998	43,463	10,515	1,773	350,240

12 TRENDS IN PERFORMANCE *(Appendix 4E item 14.5)*

Refer to attached Market Announcement.

13 OTHER FACTORS THAT AFFECTED RESULTS IN THE PERIOD OR WHICH ARE LIKELY TO AFFECT RESULTS IN THE FUTURE *(Appendix 4E item 14.6)*

Refer to attached Market Announcement.

14 CONTROLLED ENTITIES ACQUIRED OR DISPOSED OF DURING THE PERIOD *(Appendix 4E item 10)*

Acquired	**Alamo Direct Mail Services Inc**	**Flag Communications Limited**	**Post Data**
Date control gained	17 August 2004	2 September 2004	29 October 2004
Contribution to profit/(loss) from ordinary activities after tax in current period, where material	Immaterial	Immaterial	Immaterial
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	Immaterial	Immaterial	Immaterial

Acquired	**Post Tech Direct**	**GSC Proxitalia**	**CPV AG**
Date control gained	28 February 2005	26 April 2005	1 May 2005
Contribution to profit/(loss) from ordinary activities after tax in current period, where material	Immaterial	Immaterial	Immaterial
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	Immaterial	Immaterial	Immaterial

Acquired	**Acciontec**	**Pacific Corporate Trust Co.**	**EquiServe Inc.**
Date control gained	1 June 2005	14 June 2005	17 June 2005
Contribution to profit/(loss) from ordinary activities after tax in current period, where material	Immaterial	Immaterial	Immaterial
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	Immaterial	Immaterial	Immaterial

Disposed of	**Source One**
Date control lost	17 September 2004
Contribution to profit/(loss) from ordinary activities after tax in current period, where material	Immaterial
Profit/(Loss) from ordinary activities after tax during the whole of the previous corresponding period, where material	Immaterial

15 ASSOCIATES AND JOINT VENTURE ENTITIES *(Appendix 4E item 11)*

Name	*Ownership interest*		*Aggregate share of profits/(losses), where material*		*Contribution to net profit, where material*	
	2005	2004	2005	2004	2005	2004
	%	%	$000	$000	$000	$00
Chelmer Limited	50	50	-	-	-	-
Computershare GmbH (a)	100	100	-	(723)	-	(1,605)
Pepper Technology AG (b)	100	100	-	246	-	(168)
The National Registry Company	45	45	3,951	776	2,509	1,633
GSC Proxitalia s.p.A (c)	100	46	-	-	(707)	-
Total			3,951	299	1,802	(140)

a) Formerly known as Deutsche Borse Computer GmbH. On 31 December 2003,the Computershare Group acquired the remaining 51% of Deutsche Borse Computershare GmbH. From that date onward, the result and balance sheet of that entity have been consolidated by the Computershare Group.

b) On 1 March 2004, the Computershare Group acquired the remaining 73.35% of Pepper Technology AG. From that date onward, the result and balance sheet of that entity have been consolidated by the Computershare Group.

c) From 1 July 2004 to 25 April 2005, the Computershare Group ceased control of GSC Proxitalia s.p.A. and its subsidiaries. Accordingly these entities have been included as associated entities for this period. On 26 April 2005 Computershare acquired the remaining 54% of GSC Proxitalia S.p.A. and its subsidiaries. From this date onward, the result and balance sheet of those entities have been consolidated by the Computershare Group.

16 OTHER SIGNIFICANT INFORMATION *(Appendix 4E item 12)*

Refer to attached Market Announcement.

17 RECONCILIATION OF NET PROFIT AFTER TAX TO CASHFLOWS FROM OPERATING ACTIVITIES

	2005 $000	2004 $000
Net profit after income tax	105,389	83,646
Adjustments for non-cash income and expense items:		
- Depreciation and amortisation	77,533	61,335
- Profit on sale of assets	(12,778)	(9,922)
- Share of net profit/(loss) of associates accounted for using equity method	(1,802)	140
- Other	140	(713)
Changes in assets and liabilities:		
- (Increase)/decrease in accounts receivable	(53,362)	(6,294)
- (Increase)/decrease in inventory	2,188	(3,093)
- (Increase)/decrease in net tax assets	(8,026)	24,000
- (Increase)/decrease in other assets	2,830	(4,567)
- Increase /(decrease) in payables	36,409	25,046
- Increase/(decrease) in income tax liabilities	9,973	(9,241)
- Increase/(decrease) in provisions	(1,396)	(17,359)
- Increase/(decrease) in other liabilities	950	(1,482)
- Increase/(decrease) in reserves	(11,258)	(5,372)
Net cash provided by operating activities	**146,790**	**136,124**

18 AUDIT STATUS *(Appendix 4E item 15)*

This report is based on accounts which are in the process of being audited.

19 COMMENTARY ON RESULTS *(Appendix 4E item 14)*

Refer to attached Market Announcement.

20 SIGNIFICANT FEATURES OF OPERATING PERFORMANCE *(Appendix 4E item 14.3)*

Refer to attached Market Announcement.



COMPUTERSHARE LIMITED (ASX:CPU)

FINANCIAL RESULTS
FOR THE FULL YEAR ENDED 30 JUNE 2005

(Comparisons are for the Full Year ended 30 June 2004)

16 August 2005

Copies of the 2005 Full Year Results Presentation are available for download at:
www.computershare.com/results



MARKET ANNOUNCEMENT

COMPUTERSHARE MOVES FROM STRENGTH TO STRENGTH

Melbourne, 16 August 2005 – Computershare Limited (ASX: CPU) today reported a 28% growth in Earnings per Share (pre goodwill and post preference shares) to 24.27 cents, growth in total revenues of 23% to $1,098.9 million and in Operating Cash Flows of 8% to $146.8 million.

Headline results

- Normalised Earnings per Share (pre-goodwill and post preference shares and Outside Equity Interests (OEI)) rose from 19.02 cents (FY04) to 24.27 cents per share (up 28%);
- Total revenues reached $1,098.9 million (an increase of 23% on FY04);
- Net Operating Cash Flows for the half year were $146.8 million (an increase of 8% on FY04);
- Normalised Earnings Before Income Tax, Depreciation and Amortisation (EBITDA normalised) was up 21% to $222.1 million;
- Net profit after OEI and preference dividend was $100.2 million (an increase of 38% on FY04);
- Operating expenses (including the effect of acquisitions and Cost of Sales) were $878.7 million, an increase over the prior corresponding period of 24%. Excluding cost of sales and the cost contribution of businesses acquired over the past 12 months, operating costs increased by 7% reflecting overall growth in the business;
- Days Sales Outstanding for the half year ending 30 June 2005 increased to 62 days compared to 60 days at 30 December 2004; and
- Capital expenditure was $31.6 million, in part due to costs of integration of acquired businesses.

Commentary

Computershare reported another record year of Revenues, Earnings, and Operating Cash Flows today. The company achieved strong growth again this year, increasing normalised EPS by 28% in FY05. This result reflects the continued impact of the long term strategy to build a global, fully-integrated, financial services solutions business. The company has now delivered compound annual growth of more than 20% in EPS terms over the past 5 years.

As predicted in the interim results announcement, Computershare surpassed the A$1 billion revenue mark for the first time during the year. This achievement helped to drive a 21% increase in normalised EBITDA and the increase in operating cash flows. Both results were delivered with a minor contribution from the business previously known as Equiserve, which was acquired from DST Systems during June 2005.

Computershare's CEO, Chris Morris, said, "It has been another great year for the Company. We've broken the A$1 billion revenue barrier and, once again, we've recorded strong earnings growth. The result is particularly satisfying given the competitive markets in which we operate and the scope for further improvement in operating conditions in the northern hemisphere. Our staff are to be congratulated for delivering another record year".

In FY2005, Computershare acquired several businesses in North America, the key acquisition being Equiserve. As a result Computershare now acts as Transfer Agent for over 60% of Dow Jones Industrial Average companies. The North American region achieved some significant client wins in the USA and a record result from the Canadian businesses.



In the Asia Pacific region, the combination of healthy levels of market activity, continued operational improvements, and more sophisticated customer relationship management helped the region achieve its best performance ever. The Company is cautiously optimistic that the positive market environment enjoyed for the past few years across Asia Pacific will be maintained.

The EMEA region's market conditions appear to have stabilised and the business has been supplemented by using core capabilities to diversify into other areas.

Dividend

The company announces a final dividend of 6 cents per share unfranked, payable on 23 September 2005. Total dividends for the year are 11 cents per share (interim dividend was 10% franked), a 38% increase on FY04.

On-market Share Buy-Back and Preference Share Conversion

In the first half of the year, the company:

- bought back 10,220,000 ordinary shares at a total cost of $30.6m; and
- bought back 284,807 reset preference shares at a total cost of $29.4m.

The remaining 900,000 reset preference shares were converted into 24,000,382 fully paid ordinary shares.

There were no share buy backs in the second half of the year.

Balance Sheet Overview

The company's financial position remains strong with total assets of $1,985.6 million being financed by shareholders' funds totalling $755.1 million.

Computershare's total current funding facility is $818.0 million, with net borrowings increasing to $526.3 million at 30 June 2005 (from $257.8 million at 31 December 2004). Gross borrowings at 30 June 2005 amounted to $683.5 million (See Page 8, for information on the US Private Placement and Multicurrency Funding facilities).

Gearing – Net Debt to Net Debt plus Equity increased from 33% at 31 December 2004 to 41% at 30 June 2005.

Capital expenditure was marginally higher than expected due to the commencement of integration projects as a result of various acquisitions throughout the year.



Operating Costs – Overview

Excluding the impact of acquisitions and costs of sales, operating expenses increased by 7%.

Total technology spending for the twelve months was $106.6 million, an increase of 16% on the same period last year, following acquisitions made during the year. This amount includes $44.9 million in research and development (R&D) expenditure. In line with the company's policy, all technology costs have been expensed during the year, although this R&D spending could be determined to be of a capital nature.

Distribution of Revenue/EBITDA (comparisons to corresponding period)

Regionally, revenues and EBITDA results were apportioned as follows:

	Revenue		EBITDA	
	FY 2005	FY 2004	FY 2005	FY 2004
North America	43%	40%	42%	39%
Asia/Pacific	31%	32%	37%	35%
EMEA	26%	28%	21%	26%

Group revenues and EBITDA have increased for the period, driven to a large extent by higher levels of market activity in Australia, client wins in the USA, higher margin income in the UK and Canada, plus the impact of acquisitions in North America and Germany.

Outlook for Financial Year 2006

While the Company is in the early stages of the integration of the Equiserve business (now marketed under the Computershare name) no issues have arisen that would cause management to alter its initial projections substantially regarding the timing and financial impact of the acquisition.

On this basis, coupled with an expectation that market activity in the northern hemisphere will, at a minimum, be similar to the past year, the Company forecasts that revenue will approach A$1.5 billion (including the impact of recent acquisitions) and Earnings per Share will grow more than 20%.



About Computershare Limited (CPU)

Computershare (ASX:CPU) has evolved rapidly to become the world's first fully integrated financial services and stakeholder communication group. Computershare offers a full range of management, advisory and communications solutions that help private and listed companies, mutual funds, government and other organisations execute obligations to shareholders, investors, employees, and customers.

Computershare is the world's largest share registry and the only company with global share registration capabilities and employee stock option plan services available to businesses worldwide. Computershare provides strategic investor relations, market intelligence, analytics and shareholder communications solutions to leading companies and applies its leading communication capabilities and experience to enhance relationship management services for customer and membership markets.

Founded in Australia in 1978, Computershare now employs nearly 10,000 people who service 14,000 corporations and 90 million shareholder and employee accounts in 21 countries across five continents.

For more information visit: www.computershare.com

For further information:

Darren Murphy
Head of Investor Relations
Tel: (03) 9415 5102
Mobile: 0418 392 687



FINANCIAL SUMMARY

The FY2005 result reflects improved market conditions, benefits of higher interest rates and client balances in the Northern Hemisphere, the contribution from acquisitions, and management's continued focus on the bottom line.

	12 mths to June 2005 $ millions	12 mths to June 2004 $ millions	% Variance
Revenue (excl. non-recurring items)	1,098.9	894.7	23%
EBITDA before non-recurring items	222.1	183.4	21%
Non-recurring items	9.0	0.7	
EBITDA post non-recurring items	231.0	184.1	25%
Profit before tax	136.3	110.7	23%
EPS (normalised) - Basic pre-goodwill post preference dividend (cents)	24.27	19.02	28%
Dividend per share (cents)	11.0	8.0	38%

Revenue Analysis

	12 mths to June 2005 $ millions	12 mths to June 2004 $ millions	% Variance
Registry Maintenance	523.8	459.2	14%
Corporate Actions	166.7	146.6	14%
Stakeholder Relationship Management	107.3	73.2	47%
Employee Share Plans	124.6	100.9	24%
Document Services	60.0	51.0	18%
Mutual Funds	53.1	9.8	442%
Technology and Other Revenue	63.5	53.9	18%
Total	**1,098.9**	**894.7**	**23%**

(Continued overleaf)



Revenue Analysis (continued)

Maintenance revenue for core registry increased by 14%, reflecting growth and new business wins in Asia Pacific, large client wins in the USA, development of non-registry revenue streams in UK, and an impact from the acquisition of Equiserve (revenue for the month of June included).

Corporate Action revenues increased by 14%, reflecting a higher level of activity in the UK, Australia, USA and full year impact of Computershare Karvy India. Growth in these markets offset declines in this area in Canada.

Significant growth in Stakeholder Relationship Management reflects the contribution from Georgeson Shareholder Communications ("GSC") and Pepper businesses acquired during FY2004 and their success in growing revenues from existing Computershare relationships.

Growth in Employee Share Plan revenues is primarily driven by the acquisition of Transcentive in the USA.

Mutual Funds revenue growth reflects the acquisition of Alamo and full year impact of services provided by Computershare Karvy and GSC, both acquired in FY04.

Document Services revenue growth of 18% includes the acquisition of complementary businesses in Australia and Canada, and increased commercial clients in North America. In addition to the Document Services revenue, there is approximately $98 million of inter-segment revenues that are included in the revenue of other businesses where there is a client-facing relationship.

Included in the revenue results is $79.6 million (FY04 $56.7 million) of margin income and $202.3 million (FY04 $124.6 million) of recoverable income. Margin income increased due to both higher interest rates and higher client balances.

Operating Cost Analysis

	12 mths to June 2005 $ millions	12 mths to June 2004 $ millions	% Variance
Cost of Sales	228.8	159.9	(43%)
Personnel	396.4	314.0	(26%)
Occupancy	44.8	45.9	2%
Other direct	78.3	71.2	(10%)
Technology services	105.3	90.1	(17%)
Corporate	25.0	30.0	17%
Total	**878.7**	**711.1**	**(24%)**

Operating expenses include the operating costs of businesses acquired over the past 12 months. Excluding these costs and cost of sales, operating expenses show an increase of 7% reflecting overall growth in the business.



TAXATION

The Group's headline effective tax rate for the year ending 30 June 2005 was 22.7% (FY04 24.4%).

The normalised headline effective tax rate adjusted for one off, non-recurring items for FY05 (being the sale of the stake in ETrade and former Melbourne premises) was 24.7% (FY04 29.9%).

The underlying effective tax rate, being the tax rate adjusted for one off, non-recurring items and non deductible goodwill charges for FY05 was 17.9% (FY04 23.8%).

CASH FLOW / FINANCING

Cash flow from operations was $146.8 million.

Debtor days outstanding increased to 62 days at 30 June 2005 from 60 days at 31 December 2004.

Computershare's total funding facility is A$818.0 million, of which A$676.2 million was drawn at 30 June 2005. Average tenor of debt is almost 6 years.

In January 2005 Computershare approached the US Private Placement market to fund the cash component (US$216m) of the Equiserve acquisition. The company received offers from 24 institutions totalling over US$730m, and accepted offers from 12 institutions for US$318.5m on terms of between six and twelve years. This transaction settled on 22nd March 2005.

During March 2005 the company also renegotiated its A$400m Multicurrency Funding Facility, consisting of 1 and 3 year tranches.

Computershare Limited
Full Year Results 2005 Presentation

Chris Morris
Tom Honan

16 August 2005

1

Computershare

Introduction

Financial Results

CEO's Report

Tom Honan
Chief Financial Officer



Summary of Results



- Normalised EPS (pre goodwill, post pref. dividend) of 24.27 cents, up 28%
- Net Profit After Tax of A$105.4m, up 26%
- Total revenue of A$1,098.9m, up 23% or up 13% excluding FY05 acquisitions
- Operating Cash Flows of A$146.8 m, up 7.8%.
- Operating Costs (excluding cost of sales and FY05 acquisitions) of A$618.3 m, a 7.2% increase
- Days Sales Outstanding at 62 days, up 5 days on the same period last year
- Final dividend of 6 cents per share. Full year dividend of 11 cents per share

Note: Includes EquiServe's results since date of acquisition

* All comparisons are against FY04

CPU Revenues continue to diversify


Introduction


Revenue Type
48%
15%
10%
11%
5%
5%
6%
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Mutual Funds
Technology & Other Revenue

Computershare

Global Equities Market


Introduction




Historical Equity Issuance Data
$ Billions
4000
3500
3000
2500
2000
1500
1000
500
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005E
Global Completed M&A Volume
Annual M & A Book to Bill Ratio
2.0
1.8
1.5
1.3
1.0
0.8
Book-to-bill ratio
Average

2005 YTD Total Volume:	$719 bn	2005 Est. Annualized Volume:	$1,233 bn
2004 Total Volume:	$1,525 bn	Est. 2005 vs. 2004:	-19.1%
1991-2004 Avg Volume:	$1,382 bn	Est. 2005 vs. 1991-2004 Avg:	-10.8%

2005 YTD	1.85x	2005 YTD vs. 2000 - 2004 Avg	82.4%
2000-2004 Average	1.02x	2005 YTD vs. 1991 - 2004 Avg.	59.2%
1991-2004 Average	1.16x		

Source: SDC Thomson Financial and UBS Securities Australia Ltd

➢ **Great result considering stable M&A market**


Computershare

Global Interest Rate Market


Introduction

UK

%

8
6
4
2
0

1997 1999 2001 2003 2005

US

%

8
6
4
2
0

1997 1999 2001 2003 2005

Canada

%

8
6
4
2
0

1997 1999 2001 2003 2005

Computershare Strengths

- Recurring Revenue – >70% of revenue is of a recurring nature
- Global Diversification – Across more than 21 countries
- High Margins – EBITDA margins >20%
- Exposure to northern hemisphere interest rates
- Technological innovation and capabilities
- Integration of businesses
- Strong 5 year EPS growth

Introduction

Financial Results

CEO's Report

Group Financial Performance – A$m

	FY05	FY04	Variance
Sales Revenue	1,063.5	871.3	22%
Interest & Other Income*	35.4	23.4	51%
Total Revenue	**1,098.9**	**894.7**	**23%**
Operating Costs*	878.7	711.1	(24%)
Share of Net (Profit)/Loss of Associates	(1.8)	0.1	
Normalised EBITDA	**222.1**	**183.4**	**21%**
Non-Recurring Items	(9.0)	(0.7)	
EBITDA	**231.0**	**184.1**	**25%**
Normalised EPS (pre goodwill, post pref. dividend)	**24.27**	**19.02**	**28%**

* Excludes proceeds & costs relating to non-recurring items

Normalised Basic EPS Performance (pre goodwill, post pref. dividend)



cents
Normalised Basic EPS (pre goodwill post pref. dividend)
25
23
21
19
17
15
13
11
9
7
FY02
FY03
FY04
FY05
Normalised Basic EPS (pre goodwill, post pref. dividend)

Analysis of EPS – Half Year Comparison


EPS (pre goodwill, post preference dividend)
0.30 – EquiServe
2H05 impact
cents
16
14
12
10
8
6
4
2
0
3.76
8.04
8.49
10.53
10.21
14.06
1H03
2H03
1H04
2H04
1H05
2H05
EPS (pre goodwill, post preference dividend)

Full Year Comparisons – Revenue & EBITDA



Financial Results



Revenue & EBITDA
$Am
$Am
Revenue
EBITDA
1200
900
600
300
0
250
200
150
100
50
0
147.6
133.9
183.4
222.1
781.0
719.6
894.7
1098.9
FY02
FY03
FY04
FY05
Revenue
Normalised EBITDA

Computershare

Half Year Comparisons – Revenue & EBITDA



Financial
Results



1H Revenue & EBITDA
$Am
$Am
650
600
550
500
450
400
350
300
250
200
140
120
100
80
60
40
20
0
73.2
54.4
80.1
94.3
396.5
355.7
1H02
1H03
1H04
1H05
Revenue
Normalised EBITDA
2H Revenue & EBITDA
$Am
$Am
74.4
79.5
103.3
127.8
384.5
495.2
596.9
2H02
2H03
2H04
2H05
Revenue
Normalised EBITDA

Computershare

Return On Invested Capital Vs. WACC



Financial
Results

Stable Returns, Cost of Capital Declines

18%
16%
14%
12%
10%
8%
6%
FY02
FY03
FY04
FY05
WACC
ROIC

Regional Analysis – FY05 Revenue & EBITDA



Financial
Results



Total Revenue Breakdown
31%
43%
26%
Asia Pacific
Europe
North America
EBITDA Breakdown
37%
42%
21%
Asia Pacific
Europe
North America



Computershare

Half Year Comparisons – Operating Costs


Financial
Results

Operating Costs

Equiserve
$Am
450
300
150
0
300.8
283.1
317.9
393.3
408.4
439.8
30.5
1H03
2H03
1H04
2H04
1H05
2H05

Technology Costs – Establishing Global Platform


A$m
%
120
100
80
60
40
20
0
22%
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
87.9
83.5
92.1
106.6
12%
12%
11%
10%
FY02
FY03
FY04
FY05
Total Technology costs
Technology costs % of sales revenue

Analysis of FY05 Technology Costs


Financial
Results


Analysis of Technology Spend
1%
2%
36%
42%
19%
Development
Infrastructure
Maintenance
External Bureau
Administration

Computershare

Net Operating Cash Flows


Financial
Results

$Am

Operating Cash Flows & Capital Expenditure

	FY02	FY03	FY04	FY05
Operating Cash Flows	79.4	76.2	136.1	146.8
Capital Expenditure	56.9	17.9	21.4	31.6

Computershare

Capital Expenditure



Financial
Results



CPU Group Capex

$Am

60.0
55.0
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0

2.2
7.7
17.9
2.4
1.0
1.7
12.8
0.5
2.7
14.0
6.4
16.6

FY02 FY03 FY04 FY05

Information Technology · Document Services Facilities · Occupancy · Other

Computershare

Working Capital Management

Financial Results



DSO
Days
70
60
50
40
30
20
10
0
66
61
57
62
FY02
FY03
FY04
FY05
Receivable Days

Computershare

Debt Re-financing



- **Settled US Private Placement in March 2005**
  - Raised USD318.5million for 6 to 12 years
- **Re-negotiated Multi Currency Revolving Facility in March 2005**
  - Facility of AUD400million for 1 to 3 years
- **Average tenor on debt almost 6 years**
- **Significant headroom maintained**
- **Gearing increased to 41% from 33% at December 04**

Interest Rate Sensitivity


Financial
Results


A$m PBT
Impact
120
100
80
60
40
20
0
-20
-40
-60
-80
-2.50%
-2.00%
-1.50%
-1.00%
-0.50%
0.00%
0.50%
1.00%
1.50%
2.00%
2.50%
3.00%
3.50%
4.00%
4.50%
Exposure
Hedged exposure
100% Hedged

Reflects 12 month impact of Equiserve

Computershare

Equity Management – Final Dividend of 6 cps


Financial
Results

➢ EPS – Normalised Basic (post goodwill)	17.91 cents
➢ EPS – Normalised Basic (pre goodwill)	24.27 cents
➢ Final Dividend (unfranked)	6.0 cents
➢ Full Year Dividend (10% franked half year only)	11 cents
➢ Current Yield *	1.8%

* Based on share price of A $6.22

Impact of IFRS on Computershare



Financial
Results

Issue	Change	Impact on CPU
Goodwill Amortisation	Annual impairment testing of goodwill instead of amortisation	• FY05 goodwill amortisation of $44.1m will be reversed in FY06 opening balances. • Impairment testing has been reviewed at both 30 June 2004 and 30 June 2005. No impairment expense is expected.
Acquired Intangible Assets	Separately identified from Goodwill on the balance sheet	• Impacts FY05 Acquisitions only. CPU elected to "grandfather" pre 30 June 2004 acquisitions. • Intangibles of $6.4m have been reclassified from goodwill * • Finite Life Intangibles – amortised over useful life. Results in cumulative amortisation charge of $0.8m in FY05. • Infinite Life Intangibles – subject to annual impairment test. No impairment is expected at 30 June 2005.
Restructuring Provisions	No longer included in goodwill when related to an acquisition	• Results in a post tax reduction to Goodwill and net profit of $14.8m in FY05. • This is a non-recurring item.
Share Based Payments	Share based remuneration expensed in the period in which the employee provides service	• All share based payments recorded as expenses over the relevant vesting period. • Results in a decrease to Net Profit of $9.0m in FY05.

* Excludes Equiserve & Pacific Corporate Trust Canada

Impact of IFRS on Computershare



Financial
Results

Issue	Change	Impact on CPU
Deferred Tax Assets and Liabilities	Deferred tax will be calculated using the "balance sheet" approach	• Lowering of recognition criteria for deferred tax assets to "probable" increases value of deferred tax assets in the balance sheet. • Higher assets are offset by increase in deferred tax liabilities, due to the additional tax payable on increase in value of associated entities and subsidiaries. •The net impact on FY05 results is a decrease in Net Profit of $1.8m.
Business Combinations	All pre 30 June 2004 Acquisitions have been "grandfathered"	• Computershare has elected to apply the optional exemption to grandfather all pre 30 June 2004 acquisitions. • Changes to the carrying value of goodwill relating to these acquisitions may only be made in limited circumstances. • Instead changes are reported via current year P&L, resulting in an increase of $7.8m in FY05 result.
Financial Instruments	Fair value of derivative financial instruments to be recorded on the balance sheet	• Application date for reporting is FY07 onwards. • CPU expects to apply hedge accounting for a significant portion of its total portfolio. • Majority of total movement in fair value will be deferred in equity. • Movement in fair value of instruments not qualifying for hedge accounting will be recorded in the P&L.

Equiserve Acquisition – Expected Synergies


Financial
Results

US $m	Year 1 FY06	Year 2 FY07	Year 3 FY08
Incremental P&L Effect	17.9	22.3	19.8
Annualised	22.2	49.0	60.0

Computershare

Financial Summary – Final Remarks

- Continued strong EPS growth - 28%
- Includes only one month results relating to Equiserve
- Record revenues - exceeded A$1Billion for the first time
- Maintained strong balance sheet
- Dividend growth continues


Market Overview
Financial Performance
CEO's Report

Chris Morris
Chief Executive Officer

Highlights - Financial

- **Surpassed $1 billion revenue**
- **Well above our target of 20% EPS growth**
- **Very satisfying result considering:**
  - EquiServe closed 6 months later than we planned
  - Mutual Fund proxy work did not eventuate
  - TA/Registry market still very competitive globally
  - US M&A activity only just starting to have an effect
- **Margins above 20%**
- **US interest rates continue to rise**

Highlights - Equiserve

- Deal finally closed in June 2005
- Unqualified support of clients and staff
- Worth the wait to get the National Trust Licence
- Conversion starts October 2005, completed by December 2006
  - First major conversion is SBC/AT&T
- Synergies
  - IT major savings - over 400 staff
  - Operational
  - Rationalisation of offices
- Financial impact of synergies over the next 3 years
- Over 60% of 'Dow Jones 30' companies are now clients

Highlights – Company Structure


CEO's Report

- **Standardised operational structure globally**
- **Introducing best practice model globally to be completed by end of FY06, major savings when completed**
- **Set up Global Capital Markets Group headed by Paul Conn**
  - Market structures
  - Cross border transactions / listings
  - Access to street names (US and Canada)
- **Set up Global Business Development group headed by Warwick Angus**
  - Global marketing
  - Major global accounts pursuit
- **Business Services group in the UK headed by Kevin Rayner**
  - Government business
  - Gilts, NHS, Corgi
  - Looking to establish in other markets

Highlights – Employee Plans & Options

- **Set up as a global business**
- **Look at obtaining more of the downstream business**
  - 10% record keeping
  - 20% dealing
  - 70% on selling of wealth management products
- **Won GEO awards for:**
  - BP for Best Use of Technology
  - SMIC (Equiserve Chinese client) for Most Innovative & Creative Plan Design
  - Reuters for Best Plan Effectiveness
- **Transcentive - excellent financial result**

Highlights - Japan

- **Letter of Intent signed in June 2005**
- **JV 1**
  - Planned opening October 2005
  - Services
    - Proxy Solicitation
    - Analytics
    - Stakeholder Relationship Management
- **JV 2**
  - Opportunity for CPU to obtain a significant minority interest
  - Services
    - Transfer Agency
    - Plans

Highlights – General

- Mutual Funds business in the US showing large increase in activity, this month we have signed over ½ of FY06 budget
- Healthiest M&A in the US in a number of years
- IPO increases in the US also evident
- Cross sell of SSP and PMC to Equiserve clients
- Expansion into Continental Europe through acquisition
- Major opportunities in CSR reporting

Highlights – Corporate Social Responsibility


CEO's Report

- **eTree**
  - 60 member companies in Australia and over 1.1 million trees planted
  - Launching in the UK, US, Canada, Europe and South Africa
- **Change-A-Life program**
  - A program to create a sustainable future for the poorest communities in our world
  - A global affiliation with CARE
  - Employee payroll deduction plan globally, each employee $ matched by CPU
  - First project is to build a farm in Kenya to sustain an orphanage
  - www.computersharecares.com


Computershare

Financial Outlook – FY2006

- **Revenue approaching A$1.5 billion**
- **Growth in EPS   > 20%**

Given equity, interest rate and FX market conditions are relatively stable.

QUESTIONS?

Computershare

Appendix:
Full Year Results 2005 Presentation

16 August 2005

Computershare

Group Comparisons

Regional Analysis – FY05 Revenue



$Am
250.0
200.0
150.0
100.0
50.0
0.0
145.4
169.9
208.5
83.7
28.7
54.3
16.6
40.7
50.0
9.5
30.0
85.2
43.2
9.0
7.8
5.4
0.0
47.7
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Mutual Funds
Asia Pacific
Europe
North America

Computershare

Half Year Comparisons - Revenue



$Am
300.0
250.0
200.0
150.0
100.0
50.0
0.0
215.0
244.2
238.1
285.7
74.7
71.8
78.2
88.5
15.7
57.5
43.7
63.6
45.7
55.2
59.6
65.1
21.2
29.8
28.4
31.6
0.8
8.9
18.8
34.3
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Mutual Funds
1H04
2H04
1H05
2H05

Half Year Comparisons – Operating Costs


$Am
200.0
150.0
100.0
50.0
0.0
67.4
92.5
104.9
123.9
139.3
174.8
185.8
210.6
19.3
26.6
20.4
24.4
36.7
34.5
38.0
40.3
41.6
48.5
51.4
53.9
13.9
16.1
7.9
17.2
Cost of Sales
Personnel
Occupancy
Other Direct
Technology
Corporate
1H04
2H04
1H05
2H05

Computershare

Revenue Breakdown

	FY05	FY04	Variance
Register Maintenance	523.8	459.2	14%
Corporate Actions	166.7	146.6	14%
Stakeholder Relationship Mgt	107.3	73.2	47%
Employee Share Plans	124.6	100.9	23%
Document Services	60.0	51.0	18%
Mutual Funds	53.1	9.8	442%
Technology & Other Revenues	63.5	53.9	18%
Total Revenue	**1,098.9**	**894.6**	**23%**

Note: Included in the revenue results are $79.6 m of Margin Income (FY04: $56.7 m) and $202.3m of Recoverable Income (FY04: $124.6 m). FY04 restated for cost of sales adjustment.

Effective Tax Rate



Financial
Results

- Headline effective tax rate for FY05 was 22.7% (FY04 24.4%).
- Normalised headline effective tax rate for FY05 was 24.7% (FY04 29.9%).
- The underlying effective tax rate (the tax rate adjusted for one off, non recurring items and non deductible goodwill charges) for FY05 was 17.9% (FY04 23.8%).



Headline Effective Tax Rate
%
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
31.0
41.8
25.4
22.7
FY02
FY03
FY04
FY05
Underlying Effective Tax Rate
%
30
25
20
15
10
5
0
26.1
10.6
23.8
17.9
FY02
FY03
FY04
FY05

Computershare

Key Financial Ratios


EBITDA interest coverage
times
25
20
15
10
5
0
14.5
11.9
21.2
13.2
FY02
FY03
FY04
FY05
Net Financial Indebtedness to EBITDA
times
2.5
2.0
1.5
1.0
0.5
0.0
0.7
0.8
1.2
2.3
FY02
FY03
FY04
FY05
Gearing (Net Debt / Net Debt + Equity)
%
40%
30%
20%
10%
0%
5%
12%
27%
41%
FY02
FY03
FY04
FY05
Funds Flow to Total Debt
%
100%
80%
60%
40%
20%
0%
82%
50%
51%
30%
FY02
FY03
FY04
FY05

Share Capital Movements



Financial
Results

	Number of Shares	Paid Up Share Capital
	m	A$m
Opening balance	**546.7**	**339.0**
Acquisitions	29.8	188.0
Preference share conversion	24.0	85.0
Buy Backs	(10.2)	(30.6)
Other	4.6	(0.6)
Closing Balance	**594.9**	**580.8**

Computershare

Risk Management - Interest Rate Sensitivity


No exposure 29%
Exposure to interest rates 44%
Effective hedging in place - both natural & synthetic 27%

Interest Rate Hedging

Strategy:
- Minimise downside risk in current low interest rate environment

Policy:
- Minimum hedge of 25% / Maximum hedge of 75%
- Minimum term 1 year / Maximum term 5 years
- Current hedging: 27%

Risk Management – Average Funds Balances for 12 months ending 30 June 2005


Financial Results


By Category
Sharesave/ Employee Plans 24%
Broker Trust 17%
Regular Trust 14%
Corporate Actions 23%
Dissenter 4%
Dividend 18%


By Country
Australia 2%
Canada 38%
UK 29%
US 31%

Average Fund Balance - A$5.2b

Computershare

Appendix 2: Country Summaries

Country Summaries

Appendix 2: Country Summaries

Asia Pacific

Australia Half Year Comparison



Financial
Results

Total Revenue

$Am
150.0
100.0
50.0
0.0
114.9
109.3
125.9
127.5
1H04
2H04
1H05
2H05

Revenue Breakdown

$Am
50.0
40.0
30.0
20.0
10.0
0.0
43.5
47.4
48.9
46.7
Register Maintenance
31.1
25.2
30.9
29.7
Corporate Actions
2.1
4.2
8.2
8.2
Stakeholder Relationship Management
4.4
4.4
4.5
5.0
Employee Share Plans
16.3
17.1
21.9
21.3
Document Services
■ 1H04
2H04
1H05
2H05

Computershare

New Zealand Half Year Comparison


Financial
Results

$NZm

Total Revenue

10.0
8.0
6.0
4.0
2.0
0.0

8.3
7.4
9.0
7.9

1H04
2H04
1H05
2H05

$NZm

Revenue Breakdown

6.0
4.0
2.0
0.0

6.9
6.3
6.8
6.3
1.4
1.0
2.2
1.6

Register Maintenance
Corporate Actions

1H04
2H04
1H05
2H05

Computershare

Hong Kong Half Year Comparison



Financial
Results

Total Revenue

$HKm

	1H04	2H04	1H05	2H05
Total Revenue	89.6	97.4	108.3	111.1

Revenue Breakdown

$HKm

	1H04	2H04	1H05	2H05
Register Maintenance	58.0	73.4	70.0	84.8
Corporate Actions	31.5	24.0	38.3	25.8

Computershare


Financial
Results

North America

United States Half Year Comparison



Total Revenue
USDm
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
50.9
98.8
94.8
138.2
1H04
2H04
1H05
2H05
Revenue Breakdown
USDm
50.0
40.0
30.0
20.0
10.0
0.0
17.9
21.4
19.5
41.6
11.6
18.5
13.5
16.9
3.3
20.9
12.3
22.4
15.7
22.6
25.3
29.5
0.6
2.7
1.3
2.6
0.6
4.8
11.8
23.9
Register Main
Corp Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
Mutual Funds
1H04
2H04
1H05
2H05

Canada Half Year Comparison


Financial
Results
Total Revenue
CADm
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
62.9
70.0
63.1
86.4
1H04
2H04
1H05
2H05
Revenue Breakdown
CADm
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
46.6
54.7
50.6
68.4
9.5
8.1
6.0
6.9
0.2
2.1
1.0
2.5
5.4
4.3
4.8
6.4
0.3
0.2
0.6
1.9
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
Employee Share Plans
Document Services
1H04
2H04
1H05
2H05
Computershare

Appendix 2: Country Summaries

EMEA

United Kingdom Half Year Comparison



Financial
Results

Total Revenue

GBPm

	1H04	2H04	1H05	2H05
Total Revenue	36.3	41.6	37.0	40.2

Revenue Breakdown

GBPm

	1H04	2H04	1H05	2H05
Register Maintenance	22.6	25.3	23.1	23.4
Corporate Actions	2.9	1.5	2.8	5.8
Stakeholder Relationship Management	3.2	4.8	2.4	3.1
Employee Share Plans	5.0	6.0	5.9	6.2
Document Services	1.6	3.6	1.6	2.0

Computershare

Ireland Half Year Comparison



Financial
Results

Total Revenue

EUROm

	1H04	2H04	1H05	2H05
Total Revenue	3.6	4.3	4.3	5.0

Revenue Breakdown

EUROm

	1H04	2H04	1H05	2H05
Register Maintenance	2.2	2.3	2.5	2.7
Corporate Actions	0.7	0.9	0.3	0.4

Germany Half Year Comparison



Financial
Results

Eur '000
Total Revenue
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
4.3
7.1
13.5
2H04
1H05
2H05

Revenue Breakdown
EURm
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.5
0.4
3.2
0.1
1.9
3.8
6.6
8.4
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
2H04
1H05
2H05

South Africa Half Year Comparison



Financial
Results

Total Revenue
ZARm
120.0
100.0
80.0
60.0
40.0
20.0
0.0
90.1
90.5
94.7
99.3
1H04
2H04
1H05
2H05

Revenue Breakdown
ZARm
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
86.5
83.7
88.3
94.1
3.4
4.5
6.4
6.4
0.2
0.5
Register Maintenance
Corporate Actions
Stakeholder Relationship Management
1H04
2H04
1H05
2H05

Computershare



Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

28 September 2005

Company Announcements Office
Australian Stock Exchange
20 Bridge Street
Sydney NSW 2000

Dear Sir / Madam

2005 Annual Report, Notice of Annual General Meeting and Proxy Form

Please find attached the following:

- Computershare Limited Annual Report 2005;
- Notice of Annual General Meeting; and
- Proxy Form.

The AGM will be held on Wednesday 9 November 2005 commencing at 10:00am at the Computershare Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia.

The Annual Report, Notice of Annual General Meeting and Proxy Form will be sent to shareholders this week.

Yours sincerely

Paul Tobin
Chief Legal Officer & Company Secretary

082-04966 ARIS 6-30-05

ANNUAL REPORT 2005



Computershare

The Annual General Meeting of Computershare Limited ABN 71 005 485 825

Location Conference Centre, Yarra Falls
452 Johnston Street, Abbotsford, VIC 3067

Time 10.00am

Date 9 November 2005

A separate notice of meeting, including a proxy form, is enclosed with this annual report.

page

detailed financial report 2005

financial highlights

	JUNE 2005	JUNE 2004	% CHANGE
PROFIT (A$000)			
Sales revenue	1,063,478	871,240	22.1%
Earnings before interest, depreciation, amortisation and tax*	222,055	183,428	21.1%
Profit attributable to shareholders after tax*	92,334	77,777	18.7%
BALANCE SHEET (A$000)			
Total assets	1,965,570	1,187,086	[illegible]
Total shareholders' equity	755,147	604,867	[illegible]
PERFORMANCE INDICATORS			
Normalised Basic earnings per share*	16.28 cents	12.89 cents	26.3%
Normalised Basic earnings per share (pre-goodwill)*	24.27 cents	19.02 cents	27.6%
Return on invested capital*	12.0%	13.3%	
Net debt to total capitalisation	41.1%	26.8%	
Interest cover	13 times	21 times	
Staff numbers	9,689	7,996	

* Excluding non-recurring items

"For the first time we surpassed $1 billion in sales revenue, and have now managed to deliver over 20% compound annual growth in earnings per share over the past five years." *A.S. Murdoch, Chairman*

performance indicators


2001
2002
2003
2004
2005

Normalised Basic Earnings per Share (pre-goodwill - cents per share)


2001
2002
2003
2004
2005

Sales Revenue A$M


2001
2002
2003
2004
2005

EBITDA A$M (normalised)


2001
2002
2003
2004
2005

Operating Costs A$M


2001
2002
2003
2004
2005

Cash Flows from Operations A$M (Net of Capital Expenditure)


2001
2002
2003
2004
2005

Total Assets A$M


REGIONAL ANALYSIS


EMEA
26%
Asia Pacific
31%
North America
43%

total revenue


EMEA
21%
Asia Pacific
37%
North America
42%

EBITDA

2002 2003 2004 2005

Return on Invested Capital %



From Strength to Strength

Following Computershare's outstanding success this year, it is with pleasure that we present our annual report.

The achievements of the year have further helped us build on the solid foundation that has seen us become a global leader in the provision of share registration, employee equity plans, and other financial advisory and communication services.

This year, for the first time, we surpassed $1 billion in total revenue, and have now managed to deliver over 20% compound annual growth in earnings per share over the past five years. In addition, we completed a series of strategic acquisitions that have further bolstered our service capabilities and will allow us to offer our integrated solutions to a broader global audience.

The Year in Review

The financial results achieved this year are particularly satisfying and build on the significant gains that were reported twelve months ago.

Computershare experienced strong growth, increasing normalised earnings per share by 28% (pre-goodwill, post-preference share dividend and outside equity interests) from 19.02 cents to 24.27 cents per share.

The company increased revenues from $894.7 million to $1,098.9 million (an increase of 23%). This achievement helped to drive a 21% increase in normalised EBITDA to $222.1 million and an 8% increase in operating cash flows to $146.8 million. The company increased the final dividend to 6 cents per share unfranked, making for a total full year dividend of 11 cents per share (a 38% increase on FY04).

These solid results were delivered despite a minor contribution from US-based EquiServe, which was acquired late in the financial year. EquiServe is the largest acquisition undertaken by Computershare and consolidates the company's share registry and employee plans position in the largest securities market in the world.

The company also made its first entry into the Japanese market by establishing a joint venture with UFJ Trust Bank Limited. Initially, this strategic joint venture will focus on offering investor relations and cross-border transaction support services to Japanese issuers. We will also investigate opportunities to maximise benefits arising from the dematerialisation of the Japanese securities market (scheduled for 2009).

Capital Management

On 26 May 2004, Computershare announced its intention to buy back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of its ongoing focus on capital management. On 16 December 2004, Computershare announced an extension of the buy back until 17 June 2005.

During the financial year the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The repurchased shares represent 1.86% of the opening issued ordinary share capital under the buy back arrangement.

The buy back of reset preference shares announced in December 2003 resulted in the purchase of 315,193 preference shares in FY04. Between 1 July 2004 and 30 September 2004, the company bought back 284,807 reset preference shares at a total cost of $29,446,964. The Board decided to convert the remaining 900,000 reset preference shares to ordinary shares on 30 September 2004. This resulted in the issue of an additional 24,000,382 ordinary shares.

On 16 August 2005, the company announced a final unfranked dividend of 6 cents per share. This resulted in a full year return of 11 cents per share. The half year dividend was 10% franked.

Operating Achievements

Asia Pacific

The combination of healthy levels of market activity in Australia and Hong Kong, together with continued operational improvements and a more sophisticated approach to customer relationship management, enabled the region to grow revenues by 18% to $334.8 million and EBITDA by 31% to $82.9 million.

Other Asia Pacific regional highlights included:

- Awarded Contact Centre of the Year (Victoria and Tasmania) by Australian Teleservices Association
- Memorandum of Understanding with UFJ Trust Bank Ltd
- Dominant force in Hong Kong IPO sector, and
- Expanded Document Services operations into Perth.

North America

North America reported an increase of over 30% in both revenue and EBITDA on the back of significant client wins in the US, a record result for the Canadian business, and the flow-through impact of several acquisitions during the year. The region increased its EBITDA contribution to 42% of the global EBITDA.

Other North American regional highlights included:

- Acquisition of EquiServe, the largest transfer agency in the world's biggest capital market
- Being ranked the number one large transfer agency by Stockholder Consulting Services

chairman and ceo's review

- Assisting News Corporation in its cross-border transfer from ASX to NYSE
- Expansion of mutual fund proxy services with the acquisition of Alamo Direct, and
- Establishing a Fixed Income Services group to service the debt market.

Europe, Middle East and Africa (EMEA)

With market conditions stabilising in the United Kingdom (UK), EMEA increased revenues by 14% to $286.7 million. However, the region remains very competitive, and this is reflected in a slight decline in EBITDA to $46.3 million. The EMEA management team continues to take advantage of its core capabilities to diversify into other areas, while strategic acquisitions in Germany and Italy have extended its reach into continental Europe. These strategies are expected to generate further benefits to the business over the next few years.

Other EMEA regional highlights included:

- Significant growth in corporate actions, providing services to over 250 transactions
- Establishing a Business Service Group to manage Government related contracts
- Commencement of contract to maintain UK Government's gilt (bonds) registers, and
- Expanding German operations through five strategic acquisitions.

Technology Advances

Computershare now has over 700 dedicated technology staff, employed in multiple locations around the world. Total technology expenditure has declined to 10% as a percentage of revenue. Over 42% ($44.9 million) of that spend goes towards research and development (R&D) across all business lines. In line with the company's policy, all technology costs are expensed during the year.

A significant proportion of our R&D spend has gone towards systems that support our operations including workflow, document storage, electronic data capture and telephony. This has resulted in a significant reduction of operational costs around the world. During the course of the next year these processes (which have been implemented and tested in Australia) will be further deployed globally.

To support our global clients we have developed PORTIS, a system that gives clients access to shareholders and employees through a common web portal, regardless of country or exchange listing. We have also made major improvements in employee share plan administration (especially for global companies) by rationalising our product offering following the purchase of Transcentive.

Acquisitions

Computershare announced several acquisitions during the year:

- 3 August 2004 – announced the acquisition of US-based Alamo Direct Mail Services Inc. The acquisition creates a natural strategic fit with our existing mutual funds proxy solicitation business in North America
- 3 September 2004 – announced the acquisition of Flag Communications, a corporate social responsibility consulting and employee communications specialist, servicing FTSE 250 companies
- 29 October 2004 – announced the acquisition of Post Data (Briar Holdings Pty Ltd), a Western Australian company specialising in electronic and paper-based marketing and fundraising communications
- 14 June 2005 – acquired Pacific Corporate Trust Company, a regional supplier of share registry services, primarily to companies in British Columbia, Canada
- 26 April 2005 – acquired the remaining 54% of Proxitalia Group, Italy and Spain's largest proxy solicitation services provider
- 1 May 2005 – acquired German AGM services company CPV AG
- 17 June 2005 – following full regulatory approval announced the acquisition of EquiServe transfer agency business from DST Systems Inc., and
- acquired a number of German businesses (emagine, Axciom, Absreports.com, Acciontec and Sopware) as well as the Canadian print and mail business, Post-Tech Data Marketing Services Inc.

Conclusion

The past year has been an exciting and productive time in Computershare's development. Strong financial growth and important strategic acquisitions and alliances have laid a solid foundation for the business as it continues to mature.

The year has been one of considerable challenge and development and was strongly supported by staff in all regions. We sincerely thank them for their contribution to another great year for the group. We also take this opportunity to thank the Board of Directors who have assisted significantly with their strategic input.

Finally, we thank our shareholders and clients for their continued loyalty and support.

A.S. Murdoch
Chairman

C. J. Morris
Chief Executive Officer

Introduction

Computershare produced another record year of revenues, earnings and operating cash flows.

Normalised earnings per share increased by 26% from 12.89 cents per share to 16.28 cents per share. Excluding amortisation of goodwill and preference share dividends, earnings per share rose from 19.02 cents per share to 24.27 cents per share.

Normalised net profit after tax was $96.3 million, an increase of 18% over the previous year's normalised net profit after tax. Net profit after outside equity interests was $101.5 million.

A final dividend of 6 cents per share (unfranked) took total dividends for the year to 11 cents per share (half-year 10% franked), compared with 8 cents per share last year.

Financial Performance

Total revenues increased by 23% to $1,098.9 million, including a contribution of $85.5 million revenue from businesses acquired during the year. Excluding the revenue results of those acquisitions, total revenue growth was up 13% on last year.

Sales revenue increased 22% to $1,063.5 million. All revenue streams reported greater than 10% growth, providing evidence to support Computershare's strategy of diversifying its product and service offering. In particular, stakeholder relationship management services increased revenues by 47%, reflecting not only a full year contribution from the FY04 acquisitions of Pepper and Georgeson Shareholder Communications, but also their success in growing revenues from existing Computershare relationships. Margin income increased due to higher interest rates and higher client balances.

Total operating expenses increased by 24%, but include the operating costs of businesses acquired during the year. Excluding these costs, operating costs increased by 13%, reflecting overall growth in the business. Operating expenses increased by 7% (excluding cost of sales).

Normalised EBITDA was $222.1 million, an increase of 21% on the previous year.

Borrowing costs increased by 100% to $17.5 million as a result of additional debt to fund acquisitions and capital management initiatives.

Depreciation and amortisation increased 19% to $76.6 million. Depreciation increased 3% to $27.5 million due to additional depreciation from acquired businesses. Amortisation increased 31% to $49.1 million due to acquired goodwill.

The headline effective tax rate for the year ended 30 June 2005 was 22.7% (FY04 24.4%). The normalised headline effective tax rate adjusted for one-off amounts and non-recurring items (being the sale of the stake in E*TRADE and former Melbourne premises) for the period ended 30 June 2005 was 24.7% (FY04 29.9%).

Regional Performance

Regionally, revenues were derived from Asia Pacific 31%, North America 43% and Europe, Middle East & Africa (EMEA) 26%. EBITDA was derived from Asia Pacific 37%, North America 42% and EMEA 21%. The North American EBITDA contribution has increased from 39% at June 2004 and will increase to over 50% once the full impact of the EquiServe acquisition is reflected in the results.

The Asia Pacific region contributed revenues of $334.8 million and EBITDA of $82.9 million. The Australian Investor Services business reported significant growth, driven by new client wins in register maintenance. All other businesses reported earnings growth except Document Services and the New Zealand business. The results positively reflect the full-year impact of our investment in Karvy Computershare Private Limited (joint venture signed in February 2004).

"Computershare produced another record year of revenues, earnings and operating cash flows."

The EMEA region contributed revenues of $286.7 million and EBITDA of $46.3 million. Although faced with tough market conditions, Investor Services improved profitability through the benefit of higher interest rates and continued expansion into non-financial registry businesses. This performance significantly outweighed declines in the Plan Managers, Document Services and South African businesses. Ireland continued to report profit improvement.

The North American region contributed revenues of $470.7 million and EBITDA of $92.9 million. Significant client wins for the US Investor Services business and higher Canadian interest rates helped to deliver a strong result. The Document Services businesses in Canada and the US continue to derive significant profit improvement. The North American results also include a full-year contribution from Transcentive Inc. (acquired in February 2004), and a one-month result from EquiServe (acquired in June 2005).

Investment Analysis

Technology expenditure for the year was $106.6 million, an increase of 16% compared to last year due to the impact of FY05 acquisitions. Technology costs declined as a percentage of sales revenue from 11% FY04 to 10% FY05. Development expenditure of $44.9 million continued to be expensed in line with Computershare policy.


12%
12%
11%
10%
2002
2003
2004
2005
Technology Costs
A$M
technology costs
as a % of sales
revenue

Capital expenditure totalled $31.6 million. This was $10.2 million higher than the previous year, primarily due to investment in FY04 and FY05 acquisitions. Capital expenditure included occupancy upgrades of $5.8 million, technology infrastructure of $16.8 million and Document Services equipment of $6.4 million.

Computershare continued to expand globally with the acquisition of:

- EquiServe Inc. acquired from DST systems
- Alamo Direct Mail Services
- Pacific Corporate Trust Company
- Post Data (Briar Holdings Pty Ltd)
- Post Tech Data Marketing Services Inc.
- Flag Communications, and
- German acquisitions (CPV AG, Acciontec, emagine, businesses from Axciom).

Computershare also moved to full ownership of associate business Proxitalia Group.

Computershare divested ownership in:

- Source One Entities – 100%
- Computershare Hong Kong Investor Services – 6%, and
- Computershare South Africa – 26% to Black Management Forum Investment Company.

Computershare acquired 284,807 of its reset preference shares for a total consideration of $29.4 million (an average price of $103.39 per share). The remaining 900,000 reset preference shares were converted into 24,000,382 fully paid ordinary shares.

Computershare also acquired 10.2 million of its ordinary shares through an on-market buy back for $30.6 million (an average price of $3 per share).

Balance Sheet and Cash Flows

Total assets were $1,985.6 million, financed by shareholders' funds totalling $755.1 million. The increase in shareholders' funds is the result of increased profits, shares issued as part of acquisition consideration partially offset by share buy backs, and conversion of preference shares to ordinary shares.

Cash flows from operations were $146.8 million, an improvement of $10.7 million (8%) compared to last year. Debtor days have increased slightly from 57 days to 62 days.

Net borrowings increased by $304.7 million to $526.3 million to fund business acquisitions. Gearing – net debt to total capitalisation – increased from 26.8% to 41.1%.

During FY05, Computershare administered funds of between $3.4 billion and $5.2 billion.

Post Balance Date

There are no significant post balance date items to report.

Corporate Social Responsibility

At Computershare, we believe that business success is measured by more than just a healthy bottom line.

In addition to ensuring we conduct our work transparently and ethically, Computershare is committed to a number of sustainable and practical corporate social responsibility (CSR) initiatives. These initiatives are designed to make a positive and lasting contribution to the industries we serve and the global community in general.

Our strong CSR focus has resulted in Computershare obtaining an 'A' rating on the RepuTex® SRI Share index. This index measures the share market performance of a select group of ASX-listed companies by reference to their CSR performance.

The company's CSR performance would not be possible without the support of its staff, who continue to contribute to a broad range of charities and causes worldwide.

A prime example was the magnificent staff response to the Computershare Tsunami Appeal. In total, Computershare raised $700,000 for global charitable organisation CARE. Donations were directed towards some of the worst hit areas in Sri Lanka.

Making a Real Difference – Change-A-Life

Following the success of the Tsunami Appeal, Computershare's relationship with CARE continues with the commencemant of the Change-A-Life Project.

The purpose of this project is to help build a sustainable future for people living in extreme poverty around the world by raising money and directing it to where it is needed most.

Our first project is in a small rural community in Kenya. In partnership with CARE, we aim to establish a commercial farm, fund an orphanage and create employment opportunities for people who live in the region.

"Change-A-Life is a unique charitable programme designed to encourage the global Computershare family to support communities in need all over the world."

Computershare is committed to raising $2 million over the next four years, and has already donated $100,000 towards the project. Computershare will match all employee donations dollar-for-dollar to help the project achieve its goals.






Change-A-Life
computershare
www.computersharecares.com

in the community

Environmental Innovation

Launched in March 2004, Computershare's eTree project has been a resounding environmental success; donations to date will lead directly to the replanting of over one million trees.

The eTree project gives an environmental incentive to shareholders to elect to receive communications electronically. For every shareholder that registers with eTree, a donation of up to $2 is made by participating organisations to help pay for reforestation projects.

Earlier in the year, eTree received a significant accolade when the United Nations Association of Australia awarded Computershare 'Best Specific Environmental Initiative' at the United Nations World Environment Day Awards.

"Computershare's eTree project has been a resounding environmental success; donations to date will lead directly to the replanting of over one million trees."

The programme is an excellent example of how we can utilise existing ideas and technology to deliver overwhelming community benefits. Further to its initial success, eTree shows significant potential world-wide. The project is being promoted in the UK in partnership with the Woodland Trust, and also in the US and Canada. Computershare will continue to explore ways in which it can use eTree to encourage environmental awareness internationally.

Local Dedication

In addition to our global CSR initiatives, Computershare is committed to a broad range of local charitable activities in each region.

"We will continue to search for practical and effective ways to contribute to communities and to inspire other corporations to acknowledge their own corporate social responsibilities."

Looking Ahead

Computershare understands that its role as a corporate leader comes with the responsibility to apply its skills, knowledge and resources to make a positive difference to the community it serves. We will continue to search for practical and effective ways to contribute to communities and to inspire other corporations to acknowledge their corporate social responsibilities.

CSR is an evolving commitment. Over the course of the next year, we will focus on the environmental and workplace components of our CSR strategy and work towards setting targets that help us measure our CSR performance more effectively.


eTree

This year's annual report is shorter than previous editions. By reducing the length of our annual report, we will save as much as $50,000 in print and mail costs. All money saved will be donated directly to the Computershare Change-A-Life Project.

The Year in Review

This was another year of growth for Computershare's Asia Pacific businesses. The combination of healthy levels of market activity across the region, continued operational improvements, more sophisticated customer relationship management and key acquisitions helped us achieve positive profit levels.

The acquisition of Post Data gives our Document Services business a presence in Perth for the first time and has enabled our Western Australian Investor Services clients to enjoy the benefits of integrated print and mail services. It has also provided a platform for some significant commercial client wins.

Computershare also signed an agreement with UFJ Trust Bank (soon to be part of one of the world's largest banking groups) to establish a 50:50 joint venture, designed to offer a range of investor relations and other services in Japan. The arrangements with UFJ Trust Bank provide a framework to explore our potential entry into the Japanese transfer agency market.

"The combination of healthy levels of market activity across the region, continued operational improvements, more sophisticated customer relationship management and key acquisitions helped us achieve positive profit levels."

While we will pursue new business opportunities, we will continue our investment in developing the skills of our people and improving the way we interact with existing clients. Revenue growth suggests that this investment is paying off. As well as wins in traditional business lines, a range of new initiatives – such as our specialist meeting and voting services (Quorum) – have generated meaningful new revenue streams.

Further investment in additional initiatives, such as collective investment scheme administration and customer relationship management services, is designed to take advantage of the combined strengths of our Pepper and Document Services businesses.

Computershare continues to fine-tune its operational approach and to improve processes. Australian record-keeping operations attained ISO 9001 Quality Management Accreditation, a recognition it now shares with our Australian Document Services and Hong Kong Investor Services businesses. Over the past year, Australian staff have spent significant time with Computershare operational arms in other time zones, allowing some of the lessons we have learned to benefit our businesses in other markets.

Major Wins and Initiatives

Asia Pacific achieved several important wins during the year.

For the second year in a row, Computershare was awarded Contact Centre of the Year (Victoria and Tasmania) by the Australian Teleservices Association.

Another significant achievement was managing and advising on News Corporation's highly complex reincorporation to the US.

During the year, National Australia Bank (the National) awarded Computershare its share registry and employee plan administration services business. Previously administered in-house using Computershare's technology, this makes the National one of our major clients.

Additionally, Computershare advised and assisted several high-profile Australian companies involved in mergers, including BHP Billiton in its takeover of WMC Resources, Foster's Group in its takeover of Southcorp and Woolworths in its takeover of Australian Leisure & Hospitality Group.

Computershare also advised on and managed Henderson Group's shareholder capital repayment, which impacted 850,000 shareholders.

This year, Quorum meeting and voting services achieved important wins including:

- Telstra's 2005-2008 enterprise agreement vote
- Supporting the appointed administrator on Henry Walker Eltin Group and ION Limited creditors meetings, and
- Sporting clubs - annual general meeting for Carlton, Hawthorn and Richmond Football Clubs.

Other significant achievements have included Computershare's appointment to Telstra's print and mail supplier panel, as well as winning production and distribution of customer communications for Shell Australia Limited, Esanda Online Saver, the Victorian Workcover Authority and RAC Insurance. Our product offering (beyond print and mail) grew with the implementation of electronic delivery of documents within the Victorian Workcover Authority, AWB, RAC Insurance and David Jones. Further implementations are scheduled for the next financial year.

Computershare's continuing domination of the Hong Kong IPO sector is pleasing. Major wins included the Air China, China Netcom, Bank of Communications and Shenhua Energy offerings. We also serviced a number of major IPOs in India, including Tata Consultancy Services, NTPC and Jet Airways. Market share in the Indian Mutual Fund administration business increased, and JM Financial Mutual Fund was taken on as a client.

Market Conditions

Australia

The Australian capital markets remained buoyant, with significant fund-raising, mergers and acquisitions (M&A) and capital management activity undertaken by a wide range of companies. The growth in investible funds through superannuation on one hand, and M&A activity and capital management programmes on the other, suggests that in the absence of external shocks the current positive environment should continue.

After a period of declining prices in the registry market, there are clear signs of improvement.

Changes to the financial reporting regime for equity-based employee incentive and remuneration schemes have led issuers to be more measured in their approach, with increased focus on cost/benefit. We believe that this strengthens our market position; our capacity to assist in high-level plan design and communication programmes is one of the key differences between our offerings and those of our competitors.

The commercial document services market remains fiercely competitive. However, we are confident that we can continue to demonstrate our capacity to add value for our clients through the delivery of integrated communication strategies.

Hong Kong

Hong Kong has been the major capital formation centre for the burgeoning Chinese economy over the past 12 months, and Computershare has won the bulk of available assignments, particularly at the larger end of the scale. The pipeline of new issues looks strong for at least the next nine months.

India

As expected, privatisation in India has slowed following its change of government, however Computershare continues to win a satisfactory proportion of new issuers. We also grew our client base by winning clients from our competitors and taking on smaller acquisitions. We have also won a number of major accounts from our competitors in the rapidly growing mutual fund transfer agency space.

New Zealand

Like Australia, the New Zealand market continues to generate reasonable levels of corporate activity. The takeover of our sole competitor by a combination of NZX and Link Market Services (formerly ASX Perpetual Registrars), has created a perception of increased competition in the New Zealand market, something we are addressing through service enhancements and client communications.

Outlook and Priorities

There is reason to be cautiously optimistic that the positive market environment we have enjoyed for the past few years across Asia Pacific will continue.

Maintaining the profit growth achieved across Asia Pacific will be challenging given our generally high levels of market share in quite mature markets. However, it is a challenge that the Asia Pacific team is committed to meeting.

Investment in our operational capabilities will continue; our unmatched capacity to partner clients in all their transactions – from the straightforward to the largest and most complex – remains the single most important key to our continued success.

Adding value for our clients by providing them with access to our broader service capabilities will also continue. This can only be achieved by understanding our clients' needs. The value of providing a single point of contact for the full range of Computershare's transaction support services is becoming increasingly obvious, especially in the heat of complex corporate actions where a client's resources are stretched significantly.

Investment in new business initiatives will be maintained, with fund administration and enhanced customer communications being two key priorities for the next 12 months.

Computershare will also continue to explore acquisition opportunities.

north america

The Year in Review

Computershare expanded its reach in North America.

The finalisation of our purchase of EquiServe (now operating under the Computershare name), the largest transfer agent in the US, has infused some 1,300 companies into Computershare's client base. These included corporate institutions such as Ford Motor Company, Exxon Mobil Corporation, IBM Corporation, and more than half of the companies in the Dow Jones Industrial Average.

Other important acquisitions included Post-Tech Direct Marketing print and mail solutions, transfer agent service provider Pacific Corporate Trust Company, and Alamo Direct mutual fund proxy services.

Computershare's US transfer agency business placed first among large transfer agencies in the results of Stockholder Consulting Services 2005 Transfer Agent Comparison Report. The survey covered services provided to issuers during 2004 and up to May 2005. The Canadian transfer agency business also scored highest for large and mid-size Canadian transfer agencies.

The Fixed Income Services group was established during the year. In partnership with our strong Canadian corporate trust business, it will look to generate opportunities within the global fixed income arena.

Several earlier acquisitions were integrated further into our North American operation. The employee outsourcing business, brought in through the Transcentive acquisition, has been incorporated into our Plan Managers business. Transcentive's software solutions and research and development are now managed through our Technology Services business. Both outsourcing and software solutions are marketed through the Plan Managers business.

The World Records subsidiary management and corporate governance solution (also incorporated as a result of the Transcentive acquisition) is being managed directly as part of the North American organisation.

Georgeson Shareholder's corporate proxy solicitation and information operations, together with Analytics and Pepper, were integrated into a new global stakeholder relationship management group.

The Georgeson Shareholder mutual fund proxy business was combined with Alamo Direct to form the Fund Services business. We also divested ownership of Source One, Georgeson Shareholder's inbound call centre for consumer products, to focus on our core business.

Major Wins and Initiatives

Computershare won several major clients in North America during the year.

We assisted Australian media giant News Corporation transfer its listing to the New York Stock Exchange. This was a complex cross-border transaction that included a global proxy solicitation campaign, exchange of shares, and ongoing full transfer agent services in the US. These included certificateless processing, QuickCert™ on-demand certificates and management of the company's dividend reinvestment plan.

We also won new business from McDonald's (300,000 shareholders), Principal Financial Group (over 500,000 shareholders), and Agere Systems (over 1 million shareholders).

In Canada, we successfully handled two large transactions – Industrial Alliance's stock split and the Saskatchewan Wheat Pool's conversion of multiple classes of shares to common stock, followed by a rights offering.

New employee stock plan clients include AG Edwards & Sons, Cisco Systems, Halliburton, Lufthansa, Global Crossing and Air Canada, the largest new plan launched in Canada last year.

Sales of the Transcentive Web Platform, our self-administration tool for employee stock plan providers, grew significantly over the course of the year with the number of active clients more than doubling.

The Fund Services group won large full-service proxy projects for bis, Black Rock, State Farm, UBS and Victory Funds. The group also won proxy solicitation projects for Alliance and Delaware Funds.

The implementation of National Instrument 54-101 in Canada enabled Computershare to provide our Canadian clients with proxy mailing services to beneficial owners.

In the US, our Document Services business expanded by producing customisable statements for credit unions, and recently signed on the 60,000 member-strong Great Lakes Credit Union, bringing the total number of credit unions serviced to 25.

The Document Services business has also had success with the roll-out of its on-line document archiving and retrieval solution – Viewpoint – bringing Harris Bank, Destiny Health and a number of other credit unions on board.

World Records, our subsidiary management and corporate governance solution, has enhanced its web capabilities and signed on several new clients, including Lucent Technologies and El Paso Corporation.

Computershare continues to invest heavily in technology to enhance its range of services. We have expanded Workflow and electronic data capture capabilities in the US and Canada. We have also implemented paperless electronic communication to increase accuracy and reduce turnaround time in proxy printing and mailing.

Self-service transactional capabilities have been added to the Web and Interactive Voice Response (IVR) system, increasing holder convenience and reducing costs for our clients. We have also added high-end print and mail equipment to our Canadian operations to increase production capacity.

Market Conditions

The increasing complexity of the US regulatory environment continues to pose challenges and present opportunities. For example, the increased reporting requirements that have been imposed on our clients have resulted in additional audit and compliance activity for our transfer agency business. At the same time, sales of the Transcentive Web Platform have been bolstered by clients seeking greater flexibility with options expense reporting tools and compliance with their information technology control audits. This is made possible through the Web platform's enhanced security capabilities.

The push towards dematerialisation and broader deregulation of the proxy voting process continues in North America. In May 2005, the US state of Delaware passed legislation to remove the requirement that corporations offer paper stock certificates to holders. Almost 50% of all US publicly-traded companies (including 58% of the Fortune 500) incorporate in Delaware, which means this change is a significant step toward full dematerialisation of the US environment. Also, the success of National Instrument 54-101 in Canada has demonstrated the value of proxy reform to regulatory bodies in the US.

The FY05 IPO market was the most active in recent years, with the largest number of IPOs being finalised since 2000. The upsurge has occurred across a wide range of industries and does not appear to be dependent on specific sectors. This was reflected in a proportionate increase in the number of new transfer agency clients resulting from IPOs in North America.

Outlook and Priorities

Proxy reform in Canada and legislative change in Delaware brings the North American securities environment closer to the model that Computershare operates elsewhere in the world.

The success of National Instrument 54-101 in Canada can be expected to lead to further proxy reforms and greater opportunities in the US.

The removal of the requirement for corporations to provide paper certificates in Delaware creates opportunities for Computershare to demonstrate its experience and advanced capabilities in certificateless processing. We are one of the least paper-dependent transfer agents and employee stock plan providers in North America, and through continued expansion of Workflow and electronic data capture technologies, we expect to become the undisputed leader in the future dematerialised environment.

Corporate governance remains topical in the US, along with increasingly complex regulatory requirements such as the US Securities and Exchange Commission's and the Financial Accounting Standards Board's requirements for expensing options. These issues provide opportunities for Computershare to demonstrate expertise in governance and regulatory matters. They also drive many of our other business lines including corporate proxy services, mutual funds and employee plans.

In light of the demanding regulatory environment in the US, we were pleased to receive full approval for the very complex and important EquiServe acquisition. With the deal now complete, Computershare enjoys a significant level of market share in transfer agency services across North America.

We expect continued consolidation in the transfer agency sector in the US, and this should reduce the overall number of US transfer agents over the next few years. The acquisition of EquiServe also provides an opportunity for marketing additional products and services to existing clients on both sides of the transaction.

"Computershare enjoys a significant level of market share in transfer agency services across North America."

In Canada, Pacific Corporate Trust Company will strengthen our ability to service smaller North American issuers. Post-Tech Direct Marketing Services, our Calgary-based high-end print and mail facility, will provide us with print and mail capabilities in western Canada. We will also build on the combined proxy service delivery to mutual funds by our Fund Services business including solicitation, intelligent print and mail, and tabulation.

In the coming year, we will focus effort on client retention. Our recent ranking as number one transfer agent in the Stockholder Consulting Services 2005 issuer survey, as well as our innovative best practice solutions, will support our future endeavours.



The Year in Review

This was a year of expansion for Computershare's Europe, Middle East and Africa (EMEA) business. The acquisition of several new businesses, the renewal and implementation of key contracts, and continued process standardisation allowed us to achieve growth.

Over the course of the year we completed five strategic acquisitions in Germany. These included two AGM services businesses, a registry services provider and two employee share plan and document services businesses. These acquisitions have helped position us as a fully-integrated issuer services provider within the German market. In the UK, we acquired Flag Communications, a specialist in corporate social responsibility (CSR) reporting. We also acquired ABS Reports, an internet-based data reporting service for the European securities industry, our first step towards building a successful Fixed Income Services business in EMEA.

In an effort to deliver even greater value to our clients, we have standardised processes and approaches across the entire organisation. This has laid a strong foundation for the business as it increases its European expansion.

Major Wins and Initiatives

EMEA achieved several important wins during the year.

Specific highlights included the successful implementation of a compliance system for CORGI, further enhancement of our relationship with HSBC by securing plans and on-line dealing mandates, and our successful implementation of cross-border employee share plans for Australia-based Foster's Group.

EMEA renewed several registry contracts with existing clients including HBOS plc, Bradford & Bingley plc and Standard Chartered plc. Other significant wins included TD Waterhouse and Scottish and Southern Energy plc.

Computershare also performed strongly in the corporate actions area during the year, bringing in 250 individual transactions.

We were also appointed as the preferred supplier for membership services to Wave 1 NHS Foundation Trusts. In total we now administer the member registers for over 70% of all Foundation Trust Hospitals.

Our Markets Technology business experienced further success this year. We now support the Swiss Stock Exchange, Helsinki Stock Exchange, Palestine Securities Exchange, Moscow Interbank Currency Exchange, ICAP plc (the world's largest interdealer broker) and the Abu Dhabi Securities Market.

We successfully launched internet dealing, which is now used by approximately 150 clients. We also launched depository interests – 46 current clients and 45 new deals are in the pipeline with cross-border transactions taking place between both the UK and Australia.

Market Conditions

United Kingdom

The publication of the Companies Bill has progressed significantly over the past year. We are still discussing aspects of the Companies Bill with the Department of Trade and Industry and we remain hopeful that the final outcome will be positive for both issuers and registrars.

Dematerialisation is again on the agenda. Legislation designed to improve shareholder rights and the rights of underlying beneficial owners is being enacted in the UK and across the EU. These changes provide our business with the opportunity to develop our existing assets and realign our objectives to meet clients' changing requirements. Legislative changes should also provide new opportunities for our Investor Services, Document Services and Stakeholder Relationship Group businesses.

We remain one of three competitors in the registry market. Our Plan Managers business faces continued market pressure from non-traditional competitors and the document services sector remains an extremely challenging market sector.

Europe

The harmonisation of practices across the EU Securities markets appears to have lost some impetus despite the plethora of consultations emanating from the regulators and Euroclear. This may indicate some slippage from target dates in 2007. As market participants start to understand the full implications of the enactment of the Markets in Financial Instruments Directive (MiFID), concerns are rising among confused and frustrated retail investors that costs may be incurred without delivering meaningful benefits. We expect the regulator's approach to governance will provide opportunities for Computershare in continental Europe.

Russia

The Russian regulatory environment remains challenging because of the lack of clarity in regulations and timing issues relevant to the introduction of new legislation. Despite this, consolidation of the registration market remains a stated priority for the Russian regulator. Since early 2005, we have seen a small number of large IPOs list overseas, primarily through the London Stock Exchange. This trend looks set to continue over the coming year.

Ireland

The Irish economy remains strong and the introduction of a new second tier market on the Irish exchange has led to an increasing number of local companies listing publicly. The likely dematerialisation of this market in 2006 should lead to further share registry opportunities.

South Africa

Shareholder activism is on the rise in South Africa, as is the political pressure on institutional investors to vote at company meetings and to take an active role in their capacity as the stewards of public interest. This has provided opportunities for our South African business.

The most significant event in the South African calendar was our Black Empowerment deal, which saw us welcome the BMF-I (Black Management Forum Investment Company) as a 26% shareholder. BMF-I's majority shareholder is the Black Management Forum, which represents the interests of over 4,000 black managers and 37 student chapters. The BMF-I relationship not only ensures our compliance with the Financial Services Charter, but will boost our Black Management participation, allowing the company to extend its services in the public and private sectors.

There has also been a push to increase the national base of shareholders to include disadvantaged individuals. Specifically, companies are gaining tax incentives when granting shares to their employees, again providing more opportunities.

Outlook and Priorities

Overall, future market conditions appear stable and we are well positioned to take advantage of several opportunities. Revenue growth in the next fiscal year will continue as a result of our European acquisitions. We also expect increased organic growth.

Retaining and expanding services to our existing registry clients will remain a priority. Plans are in place to accelerate engagement with key clients and to offer the benefits of our broader service offering and cross-border solutions. The Global Capital Markets group will play a pivotal role in ensuring the take-up of our global offering, underpinned by PORTIS (our global issuer reporting tool).

The continued growth and the delivery of additional value to our Plan Managers clients is a priority. We will build on relationships with existing and newly-acquired customers by offering local services to their European employees. We will also take advantage of our enhanced European presence to offer local services to major global European-based companies. Our newly enhanced TWP options platform and internet dealing service will allow us to take advantage of the option plan market.

Winning new clients is always a challenge but we expect that by utilising the existing client and knowledge bases of our Stakeholder Relationship Group, we will be able to engage prospective clients in ways never before thought possible. We will focus primarily on winning new commercial clients through our extended offering that now includes colour printing, online statement viewing and charter methodology for creating effective statement communications.

Our aim for the new financial year is to improve service delivery by shifting our core offering towards more value-added advisory solutions.

The Year in Review

Computershare's Stakeholder Relationship Group (SRG) was formed in early 2005 in response to a strategic decision by the company to bring together existing Computershare businesses to form a high-growth communications consultancy. Today, SRG is a 1,000 person-strong team in 20 countries across five continents. Comprising Georgeson Shareholder, Georgeson Shareholder Analytics and Pepper, SRG assists companies to communicate with their shareholders, customers, employees and members, and counts many of the world's leading corporations among its clients.

Georgeson M&A and Corporate Proxy Division

Georgeson has been a key contributor to SRG's development in 2005. We expect increased growth for the business as it extends its lead over the competition in the proxy solicitation and information agent sector by providing additional value-added services and extending its global reach.

Georgeson's services include strategic advice and counsel on all proposed investor equity and debt transactions. These offerings include corporate governance consulting, stock option plan analysis, M&A advisory services, communication with investors and proxy advisory firms, material preparation and mailing to shareholders, and real-time vote updates.

In recent years, increased institutional investor activism has made proxy campaigns more controversial and difficult. This has resulted in increased demand for our counsel and guidance.

Key US proxy clients include The Walt Disney Company, Johnson & Johnson, Chevron, Bristol-Myers Squibb, Procter & Gamble, Boeing, Federated Department Stores, Corning Incorporated, Coca-Cola, Microsoft, and Lehman Brothers.

Major transactions for Georgeson in 2005 were:

- Banco Santander's acquisition of Abbey National plc, a highly-publicised transaction for one of the UK's household-name banks
- the consolidation of the boards of Royal Dutch Shell Group's parent companies to create a single entity and merge four issued equities to create two listings, and
- proposed settlement of a consumer class action for Kryptonite Corporation.

In 2005, Georgeson bolstered its position as Canada's proxy solicitation leader. Drawing on its interdisciplinary team of expert advisors and strategists, it helps clients meet and overcome several challenges – from maximising voter response to staving off hostile takeovers.

Key Canadian clients include Encana, BCE, Rogers Communications, CP Ships, Fairmont Hotels, Fording, Alcan, Placer Dome, Royal Bank and Bank of Montreal.

Georgeson is Australia's dominant shareholder canvassing, shareholder opinion research and proxy solicitation firm. Over the last 12 months, it has acted in M&A and capital-raising transactions valued at more than $40 billion and earned for itself a reputation as a disciplined and highly effective organisation. It has worked on transactions including BHP Billiton's bid for WMC Resources, Southcorp's defence of Foster's bid and Woolworths' bid for Australian Hospitality & Leisure.

In Italy, Georgeson acquired the remaining 54% of GSC Proxitalia. The move to full ownership demonstrates Georgeson's continued commitment to the global expansion of its international proxy services. Georgeson and Proxitalia have collaborated on a number of important assignments, including most recently the restructuring of the Sovereign debt of The Republic of Argentina, the largest transaction of its type ever.

Georgeson Shareholder Analytics

In 2005, Georgeson Shareholder Analytics rolled out IRtrack, a comprehensive global information database. IRtrack assists investor relations professionals and consultancy firms track institutional and retail ownership, institutional investors and investment professionals. IRtrack combines Analytics' global shareholder identification expertise, buy-side intelligence and targeting tools with Georgeson's global proxy knowledge.

In the UK, Georgeson's Citywatch offering has helped the division strengthen its position as a leading provider of UK ownership data, increasing the frequency of coverage for all smaller companies. Citywatch helped secure a key engagement with FTSE International for the provision of free-float data on the AIM index. Our shareholder analysis service in the UK also continued to grow. New clients were sourced directly and also through our corporate broker clients.

Analytics also commenced an important relationship with Yahoo! Finance during the year, one that will see Yahoo! Finance use Georgeson Shareholder Analytics Institutional Ownership on its Yahoo! Finance site. Analytics was involved in two of the largest financial transactions of 2005 – the merger of UFJ Holdings and Mitsubishi Tokyo Financial Group, and the bondholder identification for the $80 billion Argentina bond restructuring.

The demand for shareholder identification services for Korean issuers has increased rapidly, and during the year we won business from Samsung Electronics, Hyundai Motor Corporation, and SK Corporation.

stakeholder relationship group

The Analytics group has increased its use of beneficial ownership analysis significantly. These analyses are used for compliance with certain types of tax treaties, foreign ownership monitoring, and compliance with the Securities Exchange and Commission (SEC) disclosure laws for non-US companies during M&A.

During the year Analytics commenced operations in Hong Kong, offering shareholder ID, investor relations services and proxy solicitation services to issuers and their advisers in Japan, Hong Kong, China, Korea and Singapore. We won several key accounts that will allow us to expand our offer and continue to grow aggressively in this region.

M&A activity in Australia was very strong during the year, with record levels of takeover-related activities requiring shareholder ID, surveillance services, and solicitation services for investment banks and issuers. Analytics was engaged on more than 20 M&A transactions this year. In addition, the increased presence of hedge funds, arbitrage funds and the use of derivatives has seen a trend develop that forces bidders to increase their offers to ensure acceptance from opportunistic investors. This has provided greater need for our specialist surveillance services and takeover advisory skills.

Growth of risk management solutions and investor relations services continued in the Asia Pacific region. Provision of products that assist companies in complying with new legislation requiring issuers to maintain a Register of Relevant Interest was an important growth area. Other key areas included tax loss compliance, foreign ownership monitoring and investor behaviour analysis.

Pepper

Pepper was a growth engine for SRG in 2005. This was due to the increased client take-up of its innovative communications solutions, which are helping a growing number of companies to optimise the value of relationships with their shareholders, employees, customers and members.

North American highlights include:

- Hewlett Packard (HP) – we have expanded our relationship, and we are now delivering Customer Relationship Management (CRM) solutions to HP's North American operations, having won its eNewsletter outsourcing program and become an official HP Direct Marketing Vendor. We are now exploring opportunities to extend our relationship into Asia
- The continued expansion into the small and medium business and consumer areas
- Successful launch of our Shareholder Relationship Management (SRM) and Employee Relationship Management (ERM) offerings, and
- In Canada, eTree campaigns have resulted in shareholder e-communication take-up rates of up to 40% for some clients.

Asia Pacific highlights include:

- The strong continued growth of our SRM offering in the Australian market, strengthening shareholder/investomer loyalty and delivering cost efficiencies to clients including AWB, Macquarie Bank and Foster's Group
- The continued progress of the eTree initiative, which now has over 60 member companies
- The development of our ERM offering, which has delivered leading communication solutions to key clients such as National Australia Bank, Insurance Australia Group and Australia and New Zealand Banking Group, and
- The establishment and early success of our Customer Relationship Marketing offering in Australia in delivering marketing communication solutions and initiatives like ValueWorks and eTree, which will assist our clients to acquire, retain and win back customers.

EMEA highlights include:

- In January 2005, we were awarded Symantec's complete EMEA Direct Marketing Enterprise business
- The diversification of our ERM offering into areas such as internal branding, financial education and corporate social responsibility (CSR) for clients such as France Telecom and Vodafone
- The growth and diversification of our Membership Relationship Management (MRM) services, and
- The success in the UK of Credit360, a CSR data management and reporting tool, which has led to the securing of new clients in the US and South Africa, and will be launched in Australia in October 2005.

We anticipate continued growth over the coming financial year in all regions by capitalising on a number of new opportunities, particularly in the delivery of CRM solutions.

Outlook

SRG is a leading stakeholder communications consultancy; it combines communications expertise with high-end data and technology capability to help clients reach their stakeholders. In 2006, we plan to build on and accelerate growth by continuing to refine our service offerings and capabilities. We will also look for further acquisition opportunities, particularly in the investor relations segment.

In 2006, SRG will benefit from continued developments in the M&A market, the further extension of our client relationships across the world, consolidation of acquired opportunities, and an increase in the trend of companies to outsource their stakeholder communications programmes to specialist providers.

detailed financial report 2005

1. Computershare's approach to Corporate Governance

Good corporate governance is important to Computershare and the Board is committed to maintaining high standards of corporate governance.

Following the release of the best practice recommendations by the Australian Stock Exchange's Corporate Governance Council in March 2003, a review of Computershare's corporate governance framework was undertaken. The results of that review revealed that Computershare's framework was fundamentally consistent with the recommendations with limited exceptions.

A description of Computershare's main corporate governance practices is set out in this corporate governance statement. All practices were in place for the entire year ended 30 June 2005 unless stated otherwise. References in this statement to the Group refer to Computershare Limited and its controlled entities.

2. Board Responsibilities

The Board is responsible for the corporate governance of the Group and operates in accordance with the principles set out in the Board Charter, a summary of which is available from the corporate governance information section of the Computershare website at www.computershare.com.

The principal role of the Board is to ensure the long term prosperity of the Group by setting broad corporate governance policies and ensuring that they are effectively implemented by management. The Board carries out this role principally by:

- overseeing the Group and its global operations;
- appointing and removing, where appropriate, the senior executives of the Group;
- setting the strategic direction of the Group and providing strategic advice to management;
- providing input into, and approval of, management's development of corporate strategy and performance objectives;
- reviewing and ratifying systems of governance, risk management, internal compliance and control, codes of conduct and legal compliance to ensure appropriate compliance frameworks and controls are in place;
- approval of budgets and monitoring progress against budget through the establishment and reporting of both financial and non financial key performance indicators; and
- ensuring that executive remuneration is appropriate both directly and in line with the work undertaken by the Board's Remuneration Committee.

The Board has delegated to executive management responsibility for a number of matters including:

- managing the Group's day to day operations in accordance with Board approved authorisations, policies and procedures;
- developing the Group's annual budget, recommending it to the Board for approval and managing the day to day operations within the budget; and
- implementing corporate strategy and making recommendations on significant corporate strategic initiatives.

3. Composition of the Board of Directors

Computershare's Constitution provides that:

- the minimum number of directors shall be three and the maximum number of directors shall be ten unless amended by a resolution passed at a general meeting;
- at each annual general meeting, at least two directors must retire from office. Re-appointment is not automatic. If retiring directors wish to continue to hold office they must submit themselves to re-election by shareholders; and
- no director may be in office for longer than three years without facing re-election.

Membership and expertise of the Board

Over the past several years, the composition of Computershare's Board has been revised to better reflect the global nature of the Group's businesses. Consistent with this effort, the Board has for some time been comprised of both Australian based directors and directors from the North American and European regions in which the Group operates.

The Board has a broad range of necessary skills, knowledge, and experience to govern the Group and understand the markets and challenges that the Group faces. The current Board composition (with details of the backgrounds of each director) is as follows:

Alexander (Sandy) Stuart Murdoch *DDA, BEc, ASA, ASIA*



Position: *Chairman*
Age: *64*
Independent: *Yes*
Directorships of other Australian listed companies held in the past 3 years:
ERG Limited (1994 - May 2003), Salus Technologies Ltd (Jan 2000 - Aug 2003)

Sandy Murdoch joined the Board of Computershare as non-executive Chairman when the Company listed in 1994. His previous experience included five years with merchant bank Chase NBA Group Limited in corporate finance and lending and twelve years as the Chief Executive Officer of Linfox Transport Group. Sandy regularly engages, often informally, with senior executives, and his wealth of knowledge and leadership skills are valued highly.

Sandy is Chairman of the Nomination Committee and is a member of the Remuneration Committee and the Risk and Audit Committee. Sandy is based in Melbourne.

Christopher John Morris



Position: *Chief Executive Officer*
Age: *57*
Independent: *No*
Directorships of other Australian listed companies held in the past 3 years:
*E*Trade Australia Limited (Nov 2001 - Sept 2004)*

Chris Morris was appointed Chief Executive Officer in 1990 after having been a founding member of Computershare in 1978. Chris' extensive knowledge of the securities industry and its user requirements from both a national and international perspective has been instrumental in developing Computershare into a global company. His passion and strategic vision have helped create a company that is unique in its ability to provide of a full range of solutions to meet the needs of listed companies and their stakeholders.

Chris is a member of the Remuneration Committee and the Nomination Committee and is based in Melbourne.

Penelope Jane Maclagan *BSc (Hons), DipEd*



Position: *Executive Director*
Age: *53*
Independent: *No*
Directorships of other Australian listed companies held in the past 3 years:
None

Penny Maclagan joined Computershare in 1983 and was appointed to the Board as an executive director in May 1995.

Penny has previously served in the role as Managing Director of Computershare Technology Services and has been instrumental in planning, developing and executing technological innovation across the world in support of the Group's global strategy. Following the acquisition of Equiserve Inc. (now Computershare Shareholder Services Inc.) in June, Penny has assumed executive management responsibility for this entity.

Throughout her career with Computershare, Penny has been involved with all aspects of technology support and development. Her detailed understanding of Computershare's proprietary technology and of the global securities industry and processing infrastructure has contributed greatly to the establishment of Computershare's competitive advantage in the global marketplace.

Penny is a member of the Nomination Committee and is currently based in Boston.

Anthony Norman Wales *FCA, FCIS*



Position: *Non-Executive Director*
Age: *61*
Independent: *No*
Directorships of other Australian listed companies held in the past 3 years:
Alliance Group Limited (Oct 2002 - Present)

Tony Wales has been involved with Computershare since 1981 and was appointed Executive (Finance) Director in 1990. On 30 September 2001, Tony relinquished his executive responsibilities and since that time has remained on the Board in a non-executive capacity.

During his time as Finance Director, Tony was instrumental in much of the strategic expansion of the Group from its days as a small Australian provider of bureau services to one of Australia's largest and most successful technology companies with operations in many countries. Of particular importance was Tony's major role in negotiations and in the due diligence process for the Company's major acquisitions.

Tony continues to be actively involved with Computershare and his background, experience and understanding of both the Group and international markets are valued highly by both the Board and senior management.

Tony is a member of the Risk and Audit Committee, the Remuneration Committee and the Nomination Committee. He is based in Sydney.

Philip Daniel DeFeo *BA Economics (Iona, USA)*



Position: *Non-Executive director*
Age: *59*
Independent: *Yes*
Directorships of other Australian listed companies held in the past 3 years:
None

Philip DeFeo joined the Board of Computershare in 2002 as a non-executive director. Philip's strong reputation in the US marketplace and his financial services experience has further strengthened the Group's expansion efforts, particularly in North America.

Philip is currently Chairman and Chief Executive Officer of the California-based Pacific Exchange (PCX), one of the world's leading derivatives markets and arguably the United States' most innovative securities exchange.

Prior to taking up his role at PCX, Philip was President and CEO of Van Eck Associates Corp., a diversified global mutual fund and brokerage company specialising in alternative asset classes.

Philip's distinguished career includes the following senior appointments: Executive Vice President and Director of Marketing and Customer Service at Cedel International, the second largest provider of Eurobond clearance and custody services; Senior Vice President and a member of the Operating Committee at FMR Corporation (parent of Fidelity Investments); Managing Director for Worldwide Equities Operations and Systems at Lehman Brothers; and Senior Vice President in the International Securities Division at Bankers Trust Company in London. His professional career began with Proctor and Gamble, where he managed operations.

Philip assumed the role of Chairman of the Risk and Audit Committee in April 2005 and ceased being Chairman and a member of the Remuneration Committee at this time. Philip, who is based in San Francisco, is also a member of the Nomination Committee.

Thomas Michael Butler *BSc (Glasgow), MBA (Strathclyde)*



Position: *Non-Executive Director*
Age: *53*
Independent: Yes
Directorships of other Australian listed companies held in the past 3 years:
None

Tom Butler joined the Board of Computershare on 15 May 2003 as a non-executive director.

Tom's impressive career has focused on information technology in the United Kingdom and Europe. Operating at the highest level, he has demonstrated prodigious skills in both strategic positioning and in business management, often turning companies around to deliver significant profits.

Tom is currently the Chief Executive Officer of Liberata plc. He has been a Council Member of the Confederation of British Industry and he is a member of the Institute of Mechanical Engineers. Tom is a member of the Company's Nomination Committee and is based in London.

William E. Ford *MBA (Stanford, USA), BA Economics (Amherst College, USA)*



Position: *Non-Executive Director*
Age: *44*
Independent: *No*
Directorships of other Australian listed companies held in the past 3 years:
None

Bill Ford joined the Board in January 2003 as a non-executive director.

Bill is a General Partner and President of General Atlantic Partners LLC (a global private equity firm) where he chairs the firm's investment committee and is a member of the Executive and Portfolio committees.

Bill brings an extensive understanding of the financial markets and has specific expertise in the finance and consumer sectors. He works closely with several General Atlantic portfolio companies and is director of several private and public companies, including: SSA Global Technologies, Archipelago, and Multiplan.

Prior to joining General Atlantic Partners, Bill worked at Morgan Stanley & Co. as an investment banker.

Bill became a member of and assumed the role of Chairman of the Remuneration Committee in April 2005. Bill, is also a member of the Nomination Committee and is based in New York.

Dr. Markus Kerber *Dipl.OEC, Dr. Rer. Soc.*



Position: *Non-Executive Director*
Age: *42*
Independent: *Yes*
Directorships of other Australian listed companies held in the past 3 years: *None*

Markus Kerber was appointed to the Board on 18 August 2004 as a non-executive director.

Markus is Vice Chairman of the Supervisory Board of GFT Technologies, one of Europe's leading IT services companies in the banking, logistics and industrial sectors. He is a major shareholder of GFT and has been its CFO and COO for many years where he has been responsible for GFT's expansion strategy across Europe.

Prior to joining GFT, Markus worked as an investment banker in London in the equity capital markets divisions of Deutsche Bank AG and S.G. Warburg & Co Limited.

Markus is also a strategy consultant for the Conservative Party at the German Reichstag in Berlin and a member of the London-based International Institute for Strategic Studies (IISS).

Markus is a member of the Nomination Committee and is based in Berlin.

4. Board Independence

While the concept of director independence is variously defined, the Board has considered each of the eight directors in office as at 30 June 2005 and determined that four of them are independent. The four directors who are not considered independent are Christopher Morris and Penny Maclagan (who are each executive directors), Tony Wales (who is a substantial shareholder and a former executive director) and Bill Ford (who, as at 30 June 2005, is associated with a substantial shareholder. That entity ceased to be a substantial shareholder after 30 June 2005 and if it remains so, Mr. Ford will be an independent director during the 2006 financial year.).

Of the four remaining directors, (Sandy Murdoch, Philip DeFeo, Tom Butler and Markus Kerber) none has previously been an employee of the Group and the Board believes that none has any other relationship that could interfere with the exercise of their independent judgment.

Sandy Murdoch has been a director since 1994. Despite having served on the Board for an extended period, which some commentators have suggested may interfere with a Director's independence, the Board considers that, in this case, there are no circumstances that interfere with the exercise of his unfettered and independent judgment. In particular, in the Board's view, he has not developed relationships with other directors, management, employees, substantial shareholders, advisers, suppliers, customers or any other stakeholders that have resulted in the loss of his ability or willingness to operate independently and objectively, to challenge the Board and management, and otherwise act in the best interests of the Company.

The Board does not consider that a majority of directors being independent is, on its own, a sufficiently compelling factor to justify additional appointments to the Board at this time. This is particularly so given that a majority of directors will be independent in the 2006 financial year if Bill Ford is considered independent for the reason described above. While the ASX Corporate Governance Council's corporate governance best practice recommendations state that a director is not independent if he or she has an association with a substantial shareholder, in the Board's view, Mr Ford's association has served to align his interests more closely with those of the other shareholders.

In addition to ensuring that the Board has a broad range of necessary skills, knowledge, and experience to govern the Group and understand the markets and challenges that the Group faces, the Board believes that its membership should represent an appropriate balance between directors with experience and knowledge of the Group and directors with an external or fresh perspective. The Board also considers that its size should be conducive to effective discussion and efficient decision making. The Board believes that its current composition meets these requirements.

5. Board Meetings

The Board officially convenes quarterly both as a Board and in conjunction with senior management to discuss results, prospects, the short and long term strategy of the Group and other matters including the performance of operations, legal, governance and compliance issues.

The Board receives a monthly report from management which provides the Board with current financial information concerning the Group and each of the three regions in which it operates. Other information on matters of interest to the Board, including the performance of operations and other major initiatives, is also provided by management as appropriate.

The Board convenes informally by phone conference each month when there is no official Board meeting to review the monthly Board report, discuss matters of importance with management, make recommendations to management, discuss strategy and plan quarterly Board meetings.

6. Chairman and Chief Executive Officer (CEO)

The Chairman is responsible for leading the Board, facilitating Board discussions and managing the Board's relationship with its senior executives.

The CEO is responsible for implementing Group strategies and policies. The role of the Chairman and CEO are separate roles that are currently held by different people.

7. Board Committees

Three Board Committees have been established to assist the Board in discharging its responsibilities as follows:

The Risk and Audit Committee

The Risk and Audit Committee operates in accordance with its Board approved charter, a copy of which is available from the corporate governance information section of the Computershare website – www.computershare.com.

The principal functions of the Risk and Audit Committee include reviewing and making recommendations to the Board and assisting it in the discharge of its responsibilities relating to accounting policy and disclosure. The committee's responsibilities also include assessing the adequacy of accounting, financial and operating controls, reviewing the performance of external auditors and examining their evaluation of internal controls and management's response.

The Risk and Audit Committee is chaired by Philip DeFeo and currently has two other permanent members being Sandy Murdoch and Tony Wales. The Board considers that these members have appropriate financial expertise and understanding of the markets in which the Group operates.

The CEO, Chief Financial Officer, Chief Legal Officer and the Company's external auditors are invited to Risk and Audit Committee meetings at the discretion of the Committee. The Committee typically meets a minimum of four times each year.

As noted above, Tony Wales is not deemed to be independent by virtue of his substantial shareholding in Computershare. Notwithstanding the above, the Board does not consider that there are any matters that may materially interfere with the exercise by Mr Wales of unfettered and independent judgment. While the Board would have preferred Mr Wales to remain in the position of Chairman of the Risk and Audit Committee due to the strong contribution he has made in this role and because it considers that he is amongst the best suited directors for this role, Mr Wales stepped down as Chairman in April 2005 to ensure Computershare's ongoing compliance with ASX Listing Rule 12.7. Mr Philip DeFeo undertook the role of Chairman of the Risk and Audit Committee from that time.

The Nomination Committee

The Nomination Committee operates in accordance with its Board approved charter, a summary of which is available from the corporate governance section of Computershare's website – www.computershare.com.

The main functions of the committee are to assess the desirable competencies of the Board members, review Board succession plans, provide a framework for the evaluation process of the performance of the Board, individual directors, the chief executive and senior executive management and to make recommendations for the appointment and removal of directors.

All current directors are members of the Nomination Committee and it is chaired by the Chairman of the Board. The Nomination Committee meets no less than once per year.

The Nomination Committee's policy for the appointment of directors is to select candidates whose skills, expertise, qualifications, networks and knowledge of the markets in which Computershare operates and other markets into which it may expand, complement those of existing Board members and that the Board as a whole has the skills and experience necessary to fulfil its duties.

When selecting new directors for recommendation to the Board, the Nomination Committee reviews prospective directors' CVs, meets with them and speaks with their referees and others who have previously worked with them to assess their suitability.

The Remuneration Committee

The Remuneration Committee operates in accordance with its Board approved charter, a copy of which is available from the corporate governance information section of Computershare's website – www.computershare.com.

The principal function of the Remuneration Committee is to assist the Board in ensuring that the Group's remuneration levels are appropriate and sufficient to attract and retain the directors and key executives needed to run the Group.

The committee is chaired by Bill Ford and is comprised of Mr Murdoch, Mr Wales and Mr Morris.

The committee meets at least annually with additional meetings being convened as required. The committee has access to executive management of the Group and may consult independent experts where the committee considers this necessary in order to effectively discharge its responsibilities.

* For details of director attendances at committee meetings refer to the Directors' Report on page 33.

8. Equity Participation by Non-Executive Directors

The Board encourages non-executive Directors to own shares in the Company but the Company has not awarded shares to non-executive Directors.

9. Remuneration

For information relating to the Group's remuneration practices and details relating to directors' and executives' remuneration during the year, refer to the Remuneration Report on pages 33 - 42, which are incorporated into this report by reference.

In addition to the disclosure contained in the Remuneration Report it should be noted that the Board is keen to encourage equity holdings by employees to align staff interest with that of shareholders. Many employees have participated in the Company's various share and option plans and the Directors believe this has historically been a significant contributing factor to the Group's success.

With limited exceptions, the Company's share plans were in place prior to the release of the ASX best practice recommendations and were not submitted to shareholders for approval at the time of their adoption other than in certain cases for the purposes of sections 259B(2) and 260C(4) of the Corporations Act 2001. The Board considers that, as a general rule, the composition of executive remuneration and equity related staff incentive plans are the domain of the Board subject to meeting the Company's statutory and Australian Stock Exchange Listing Rule disclosure obligations. It is not the current intention of the Board to re-submit or submit details of its existing share and option plans that were adopted prior to the release of ASX's best practice recommendations to shareholders for approval. However, the Board proposes to submit all subsequent or new plans for executive equity based remuneration for approval of shareholders in general meeting.

10. Review of Board and Executive Performance

In order to ensure that the Board continues to discharge its duties effectively the performance of all directors was reviewed during the reporting period by the Chairman. The performance of the Chairman was reviewed during the reporting period by his fellow directors. A review of the Board has also taken place in accordance with the Company's performance evaluation process for directors and executives. The Board also annually reviews the performance of the senior management group. A summary of the performance evaluation process for directors and executives is also available on Computershare's website – www.computershare.com.

11. Identifying and Managing Business Risks

There are a variety of risks that exist in the markets in which Computershare operates and there are a range of factors, some of which are beyond the control of Computershare, which may impact on the Group's performance.

The Board in conjunction with the Risk and Audit Committee reviews and approves the parameters under which such risks are managed including the responsibility for internal control systems, the procedure for identifying business risks and the methods to control their financial impact on the Company. The Board has approved a Risk Management policy, a summary of which is available on the corporate governance information section of the Company's website – www.computershare.com. In essence the policy is designed to ensure that strategic, operational, legal, reputational and financial risks are identified, evaluated, monitored and mitigated to enable the achievement of the Group's business objectives.

The chief executive and the executive management team are instructed and empowered by the Board to implement risk management strategies and report to the Board and the Risk and Audit Committee on developments related to risk, and suggest to the Board new and revised strategies for mitigating risk.

The role of internal audit as part of the Group's risk management framework is to understand the key risks of the organisation and to examine and evaluate the adequacy and effectiveness of the system of risk management and internal controls used by management. Internal audit carry out regular systematic monitoring of control activities and report to both relevant business unit management and the Risk and Audit Committee. Typically, the audit methodology includes performing risk assessments of the area under review, performing audit tests, including selecting and testing audit samples, reviewing progress made on previously reported audit findings and discussing internal control or compliance issues with line management, and agreeing actions to be taken.

The Group has established two senior risk management roles to assist with these efforts. The Enterprise Risk Manager oversees and supports risk management efforts from a group perspective, ensuring that these efforts are in accordance with the direction provided by the Board and senior management, and ensures the adequacy of the risk management information framework throughout the Group. The technology risk manager supports management of technology risk matters globally, focusing on technology risk reviews and policy development.

Although no system of risk management can provide total assurance that the risks that the Group faces will be fully mitigated, the Group's approach to risk management seeks to meet the Group's specific needs and minimise the risks to which it is exposed.

12. Corporate Reporting

The CEO and CFO have made the following declarations to the Board:

i. The Company's financial statements and notes referred to in section 295(3)(b) of the Corporations Act, give a true and fair view (within the meaning of that term in section 295A(2)(c) of the Corporations Act), and comply with the accounting standards;

ii. The financial records of the Company have been maintained in accordance with section 286 of the Corporations Act;

iii. The statement provided in (i) above, is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board;

iv. The Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The Company adopted this reporting structure for the year ended 30 June 2005.

13. Conflict of Interest and Independent Advice

If a director has a potential conflict of interest in a matter under consideration by the Board or a sub-committee, that director must abstain from deliberations on those matters. In that instance the director is not permitted to exercise any influence over other Board members or sub-committee members on that issue nor receive relevant Board or sub-committee papers.

The Company permits any director or committee of the Board to obtain advice about transactions or matters of concern at the Company's cost. Directors seeking independent advice must obtain the approval of the Chairman, who is required to act reasonably in deciding if the request is appropriate.

14. Ethical Standards

Computershare recognises the need for directors and staff to observe the highest standards of behaviour and business ethics.

The Board has adopted a code of ethics that sets out the principles and standards with which all officers and employees are expected to comply in the performance of their respective functions. A key element of that code is the requirement that directors, officers and staff act in accordance with the law and with the highest standards of propriety. The code and the methods of its implementation are reviewed annually.

A summary of the Group's code of ethics is available from the corporate governance information section of Computershare's website – www.computershare.com.

15. Code of Practice for Buying and Selling Computershare Securities

The freedom of directors and senior executives to deal in Computershare's securities is restricted in a number of ways – by statute, by common law and by the requirements of the listing rules of the ASX. In addition to these restrictions, the Company has adopted a code of practice for buying and selling Computershare securities. The code of practice contains additional restrictions on dealing in Company securities. The code of practice also provides that directors or executives may only deal in Computershare securities, provided they are not in possession of material non-public information, in the four weeks immediately following the Company's half year and full year financial results announcements and, if relevant, any shareholders' meeting. Directors and senior executives may only deal in Computershare securities outside of these times with the express prior approval of the Chairman.

A summary of this code of practice is available from the corporate governance information section of Computershare's website – www.computershare.com.

16. Shareholder Relations

The Board aims to ensure that shareholders are informed of all material information necessary to assess the performance of Computershare. Information is communicated to the shareholders through:

- the annual report, which is distributed to all shareholders (other than those who elect not to receive it);
- the annual general meeting and other shareholder meetings called to obtain approvals as appropriate;
- making available all information released to the Australian Stock Exchange on Computershare's website immediately following confirmation of receipt by the Australian Stock Exchange;
- in circumstances where presentations are the subject of a webcast, making available the webcast on Computershare's website shortly after the close of the presentation;
- ensuring all press releases issued by Computershare Limited are posted on the Company's website;
- encouraging active participation by shareholders at shareholder meetings. For shareholders who are unable to attend and vote at shareholder meetings, Computershare encourages electronic

voting by accessing Computershare's website where, in advance of a shareholders' meeting, shareholders can view an electronic version of the proxy form and submit their votes;
- actively encouraging shareholders to provide their e-mail address to facilitate more timely and effective communication with shareholders at all times;
- directly contacting shareholders who have supplied e-mail addresses to provide details of upcoming events of interest;
- encouraging shareholders who are unable to attend general meetings to communicate issues or ask questions by writing to the Company.

A copy of the Board approved Shareholder Communications Policy is available from the corporate governance information section of Computershare's website – www.computershare.com.

17. Commitment to an Informed Market Relating to Computershare Securities

The Board has approved a market disclosure policy to ensure the fair and timely disclosure of price sensitive information to the investment community as required by applicable law. Computershare's joint Company Secretary and Chief Legal Officer, Mr Paul Tobin, has been appointed as the disclosure officer and is required to keep abreast of all material information and, where appropriate, ensure disclosure of share price sensitive information. A copy of the policy is available on the corporate governance section of Computershare's website – www.computershare.com.

18. External Auditors

The Company's policy is to appoint external auditors who demonstrate professional ability and independence. The performance of the auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate taking into account an assessment of the performance of and value delivered by the incumbent and tender costs. PricewaterhouseCoopers were appointed as the external auditors in May 2002.

It is the policy of PricewaterhouseCoopers to rotate audit engagement partners on listed companies every five years. It is also PricewaterhouseCoopers' policy to provide an annual declaration of independence to the Company's Risk and Audit Committee. In addition, the Company has put in place a policy which lists the types of services that PricewaterhouseCoopers will not be able to undertake in order to maintain the independence and integrity of its services to the Company. As part of this policy, the Board must approve any permitted non-external audit task where the total fee for non-audit services may exceed 10% of the annual external audit engagement fee.

The external auditor is required to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation of the content of the audit report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the auditor in relation to the conduct of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees for non-audit services, is provided in the director's report and in note 26 to the financial statements.

19. Whistleblowing

The Board has approved a whistleblowing policy that specifically outlines procedures for dealing with allegations of improper conduct. Concerns can be raised anonymously in a number of ways, including through the Company's online whistleblower reporting system, or by telephone. Any concerns that are reported are assessed and handled by regional disclosure co-ordinators in conjunction with the Company's Chief Legal Officer.

All employees have received or are in the process of receiving training about the Company's policies, including how to detect and report improper conduct.

20. Corporate & Social Responsibility

For details relating to the Company's corporate and social responsibility initiatives refer to page 8 of this Annual Report.

21. Health and Safety

Computershare aims to provide and maintain a safe and healthy work environment. Computershare acts to meet this commitment by implementing work practices and procedures throughout the Group that comply with the relevant regulations governing the workplace. Employees are expected to take all practical measures to ensure a safe and healthy working environment in keeping with their defined responsibilities and applicable law.

22. Company Secretaries

The company secretaries are Paul Tobin and Mark Davis. Under Computershare's Constitution, the appointment and removal of the company secretaries is a matter for the Board. Amongst other matters, the company secretaries advise the Board on governance procedures and seek to support the effectiveness of the Board by monitoring Board policy and procedures and coordinating the completion and despatch of the Board meeting agendas and papers.

Paul Tobin joined the Company in January 2000, having previously practiced corporate and securities law at a leading international law firm and acting as Executive Vice President and General Counsel of a leading information technology company. He was also Founder and President of an online business-to-business firm. Paul completed a Bachelor of Arts degree at Kenyon College, Ohio and a law degree at New York Law School. Paul is also the Group's Chief Legal Officer.

Mark Davis joined the Company in January 2001 having previously practised law at one of Asia Pacific's leading law firms. Mark completed a Bachelor of Commerce and Bachelor of Laws with Honours at Monash University in Victoria, Australia. Mark has also completed a Post Graduate Diploma in Applied Finance and Investment at the Securities Institute of Australia. Mark is also the Chief Legal Counsel for the Group's Asia Pacific operations.

All directors have access to the advice and services of the company secretaries.

The Board of Directors of Computershare Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2005.

Directors

The following directors were directors during the whole of the financial year and up to the date of this report:

Non-executive
A.S. Murdoch (Chairman)
T.M. Butler
P.D. DeFeo
W.E. Ford
A.N. Wales
M. Kerber was appointed as a non-executive director on 18 August 2004.

Executive
C.J. Morris (Chief Executive Officer)
P.J. Maclagan

Principal Activities

The principal activities of the consolidated entity during the course of the financial year were the operation of Investor Services, Plan Services, Document Services, Shareholder Relationship Management Services, Technology Services and Corporate Services.

- The Investor Services operations comprise the provision of registry and related services.
- The Plan Services operations comprise the provision and management of employee share and option plans.
- The Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery.
- The Shareholder Relationship Management Group provide investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants.
- Technology Services include the provision of software specializing in share registry, financial services and stock markets.

The Group also offers corporate trust services and acts as trustee for clients' debt offerings in certain markets. Specific Computershare subsidiaries are registered securities transfer agents. In addition, certain subsidiaries are Trust companies whose charters include the power to accept deposits, primarily acting as an escrow and paying agent on behalf of customers. In certain jurisdictions the Group is subject to regulation by various federal, provincial and state agencies and undergoes periodic examinations by those regulatory agencies.

Consolidated Profit

The profit of the consolidated entity for the financial year was $105,389,370 after income tax and $101,462,305 after tax and outside equity interests. The profit after tax and outside equity interests represents a 26.9% increase on the 2004 result of $79,982,107. Profit of the consolidated entity for the financial year excluding non-recurring items was $92,334,305 after income tax and outside equity interests. This represents a 18.7% increase on the 2004 results of $77,777,107. Net profit before non-recurring items is determined as follows:

	Consolidated	
	2005 $000	2004 $000
Net profit	101,462	79,982
Exclusion of normalising transactions (net of tax):		
Profit on the sale of E*Trade	(6,712)	-
Profit on sale of premises	(2,416)	(5,682)
Restructuring costs	-	3,477
Net profit excluding non-recurring items (refer note 2b)	**92,334**	**77,777**

Dividends

The following dividends of the consolidated entity have been paid or declared since the end of the preceding financial year:

Ordinary Shares

A final dividend in respect of the year ended 30 June 2004 was declared on 18 August 2004 and paid on 24 September 2004. This was an ordinary dividend of 5.0 cents per share amounting to $26,928,167, fully franked.

An interim ordinary dividend in respect of the half year ended 31 December 2004 was declared on 9 March 2005 and paid on 1 April 2005. This was an ordinary dividend of 5.0 cents per share amounting to $28,177,122 franked at 0.5 cents per share.

A final dividend recommended by the directors of the company in respect of the year ended 30 June 2005 was declared on 16 August 2005, to be paid on 23 September 2005. This is an ordinary dividend of 6.0 cents per share unfranked, amounting to $35,693,329. As the dividend was not declared until 16 August 2005 a provision has not been recognised as at 30 June 2005.

Preference Shares

Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004, a reset preference share dividend of $1.8384 per share amounting to $1,817,184 fully franked was paid in respect of the period 1 June 2004 to 30 September 2004.

Following the conversion of the reset preference shares to ordinary shares, no further reset preference share dividends will be paid.

Review of Operations

Overview

Computershare reported another record year of revenues, earnings and operating cash flows. The company achieved strong growth compared to prior year, increasing normalised earnings per share by 26.3% and revenue exceeded $1 billion for the first time.

During the current financial year, Computershare acquired several businesses in North America, the key acquisition being EquiServe Inc. As a result Computershare now acts as Transfer Agent for over 60% of Dow Jones Industrial Average companies. The North America region achieved some significant client wins in the US and the Canadian business reported a record result.

In the Asia Pacific region, the combination of healthy levels of market activity, continued operational improvements, and more sophisticated customer relationship management helped the region achieve its best performance ever.

The Europe, Middle East and Africa (EMEA) region's market conditions appear to have stabilised and the business is supplemented by using core capabilities to diversify into other areas.

Total revenue, including proceeds on the sale of investments and properties of $42.0 million, for the year ended 30 June 2005 is $1,117.4 million representing an increase of 18.1% over the prior period (2004: $946.4 million). The 30 June 2005 EBITDA result is $231.1 million including non-recurring items as set out in note 2(b). Net profit after tax is $101.5 million, an increase of 26.9% from the prior year.

Gross margins have remained consistent year on year. Due to business growth, operating expenses have increased compared to the prior year but remain lower than the incremental increase in revenue. Depreciation and amortisation expenses have increased due to the full year's charge for prior year acquisitions plus new businesses acquired during the financial year ended 30 June 2005.

Computershare's effective corporate tax rate has decreased slightly to 22.7% in the current financial year (2004: 24.4%).

The company's financial position remains strong with total assets of $1,985.6 million being financed by shareholders' funds totalling $755.1 million. Computershare's current funding facility is $818.0 million, with net borrowings increasing to $526.3 million at 30 June 2005.

Revenues

Regionally, revenues were apportioned between Asia Pacific 33%, North America 41% and EMEA 26%. These percentages reflect the increased contribution of the North American businesses in the current financial year.

The Asia Pacific region contributed total revenues of $386.7 million (2004: $381.2 million). This increase is primarily due to business growth and new business wins in core registry business. Corporate Actions revenues also increased as a result of higher levels of activity in Australia and the full year impact of Computershare Karvy India, acquired in February 2004. Computershare Karvy India also contributed to growth in Mutual Funds revenue.

North America contributed total revenues of $474.6 million (2004: $360.2 million) reflecting the large client registry wins in the US and the impact of EquiServe since acquisition in June 2005. Corporate Actions activity was also higher in the US market, although growth was offset by a decline in Canada. Computershare enjoyed the benefit of full year contributions from prior year acquisitions. Most notably this includes Georgeson Shareholder Communications resulting in significant growth in Stakeholder Relationship Management revenues and Employee Share Plans primarily driven by the acquisition of Transcentive Inc. in February 2004. The acquisition of Alamo Direct Mail Services in August 2004 also contributed to growth in Mutual Funds revenue.

The EMEA region contributed total revenues of $301.1 million (2004: $323.7 million). This reflects the stabilisation of market conditions in the region complemented by the development of non-share registry streams in the UK.

Operating Costs

Operating expenses (including the effect of acquisitions and cost of sales) were $878.7 million, an increase over prior year of 24.0%. Excluding cost of sales and the impact of acquisitions in the current financial year, operating expenses increased by 7.0% reflecting overall growth in the business.

Total technology costs increased to $106.6 million (2004: $92.1million) following acquisitions made during the current year. This amount includes $44.9 million of research and development expenditure of a capital nature which has been expensed in line with the company's policy.

Working Capital

Working capital management contributed to operating cash flows of $146.8 million for the 2005 financial year. This is an improvement of $10.7 million (7.8%) on the previous financial year. Capital expenditure for the year was marginally higher than expected at $31.6million due to the commencement of integration projects as a result of acquisitions throughout the year. Days Sales Outstanding (excluding EquiServe) have increased to 62 days (2004: 57 days).

Ordinary Shares

On 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December 2004 Computershare announced a continuation of this buy-back until 17 June 2005 or earlier if the maximum number of shares are purchased prior to this time.

During the current financial year the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938.

Preference Shares

On 19 December 2003 Computershare announced its intention to buy back up to 250,000 reset preference shares. This buy-back commenced on 5 January 2004 as part of on-going capital management. On 19 March 2004 Computershare announced a change in relation to this buy back in that the maximum number of shares Computershare intended to buy-back was increased to 750,000.

Between 1 July 2004 and 30 September 2004 the company bought back 284,807 reset preference shares at a total cost of $29,446,964.

Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004 there have been no further reset preference share buy-backs.

Earnings per Share

	2005 Cents	2004 Cents
Basic earnings per share	**17.91**	13.30
Diluted earnings per share	**18.09**	13.61
Normalised basic earnings per share	**16.28**	12.89
Normalised diluted earnings per share	**16.47**	13.23

The normalised basic and diluted earnings per share amounts have been calculated to exclude the impact of non-recurring items (see note 5 in the financial report) recognised in the financial report for the year ended 30 June 2005 in order to make the earnings per share amounts for the current year more comparable with the earnings per share amounts for 2004.

Significant Changes in Activities

Acquisition of EquiServe

During the year the Company announced the major acquisition of EquiServe Inc., one of the USA's largest transfer agents. Completion of this acquisition took place on 17 June 2005. Accordingly, the impact on the Group's result for the current financial year is not material.

Restructuring provision

In line with the Company's accounting policies and previous practice, a restructuring provision has been established to capture the costs of integrating the EquiServe business. The restructuring provision recognised in the 30 June 2005 statement of financial position includes employee redundancy and severance payments, as well as the cost of exiting from various property leases in the US.

The total restructuring provision reported in the 30 June 2005 consolidated statement of financial position is US$30.1 million. This quantification is based on reliable estimates using the best available information at 30 June 2005. Given the establishment of this provision in the short time frame that the business has been under the Company's control, best estimates have been used and the actual cost to the business is being monitored on an on-going basis.

Deferred Consideration

The acquisition of EquiServe involved a series of ancillary agreements between DST Systems Inc. (the previous owner) and EquiServe. These arrangements formed an integral part of the acquisition terms.

These agreements involve the provision of services from DST to EquiServe over periods ranging from 6 months to 15 years, with a typical non cancellable term of two to three years. EquiServe's commitments under these arrangements are predominantly fixed and the Company is of the view that they are in excess of arrangements that EquiServe could otherwise have obtained from unrelated third parties at market rates. It has been determined that the Company's assessment of the excess should be treated for accounting purposes as deferred consideration for the EquiServe acquisition.

Post settlement analysis has been performed based on the best information available at the reporting date and discounted to present value. On this basis US$78.4 million has been treated as deferred consideration forming part of goodwill in the 30 June 2005 balance sheet.

Other Acquisitions

Significant changes in the affairs of the consolidated entity during the financial year that are reported in the consolidated financial statements were:

a) On 17 August 2004 Computershare acquired New York based Alamo Direct Mail Services Inc, a company specialising in print, mail, tabulation and proxy solicitation services to the mutual fund industry in North America, for a consideration of US $15.5 million and contingent consideration of US $9.5 million that is subject to meeting specific revenue hurdles on an initial 3 year period. Computershare has combined the Alamo business with its existing Georgeson mutual fund business to create a powerful new product offering to the mutual fund industry.

b) On 2 September 2004 Computershare acquired Flag Communications Limited, a UK based employee relationship management company. Flag specialises in employee communications for FTSE 100 and 250 companies.

c) On 29 October 2004 Computershare acquired Post Data, a Western Australian communications company specializing in electronic and paper-based communication solutions.

d) On 28 February 2005 Computershare acquired Post Tech Direct specialising in print & mail services in Canada.

e) On 12 April 2005 Computershare announced an agreement to acquire the Vancouver based Pacific Trust Company Canada for CA$8 million in cash. Pacific Trust Company Canada is a regional supplier of share registry services primarily in British Columbia, Canada. The acquisition adds considerable strength to Computershare on the west coast and consolidates the Group's position as the leading supplier of issuer and shareholder solutions in Canada. Completion of this transaction was subject to regulatory approval, which was obtained on 14 June 2005.

f) In the second half of the current financial year Computershare made a number of small acquisitions in Europe as part of its strategy to develop its businesses in this region. Although each of the businesses acquired is not by itself material, in combination they have give Computershare a continental European footprint from which to grow. Services offered by these local businesses may well be extended into other European countries, especially in areas such as employee plan management. The acquired businesses include the following:

- E-magine, a German based consultancy specializing in the preparation, execution and post processing of AGMs.
- CPV AG, a leading supplier of AGM services in Germany, Switzerland and Austria and offers a patented wireless voting system.
- Sopware, a German based business which manages employee share plans.
- The Axiom Lettershop document services business acquired in March 2005. The business provides high speed laser printing and intelligent mail services.
- The Group's 46% equity stake in GSc Proxitalia s.p.A. increased to 100%.
- Acciontec on 1 June 2005, strengthening Computershare's market position in share registry services in Germany

g) On 20 June 2005 UFJ Trust Bank Limited in Japan and Computershare signed a Memorandum of Understanding for the establishment of a 50/50 joint venture to offer a range of investor relations and cross border transaction support services to Japanese issuers. The Memorandum of Understanding targets October 2005 for commencement of the joint venture's business, subject to the finalisation of binding contracts and regulatory and relevant board approvals.

Capital Management

a) The increase in the total of shareholders' funds of 24.8% was due to a strong financial performance in the current financial year and acquisition activity offset by the ordinary and reset preference share buy backs and the effect of foreign currency translation.

b) Gearing (net debt to total capitalisation) increased to 41% at 30 June 2005 from 27% over the past year due to financing acquisitions and capital management initiatives.

c) On 19 August 2004 Computershare announced the decision of the directors to cause the reset preference shares to be converted to ordinary shares on 30 September 2004. On 30 September 2004 900,000 reset preference shares were converted to ordinary shares. In addition, a reset preference share dividend of $1.8384 per share, fully franked, was paid in respect of the period 1 June 2004 to 30 September 2004.

Other Significant Changes

a) On 30 September 2004 Computershare sold its shares in E*Trade Australia Limited for $13.4 million, generating a book profit of $6.7 million.

b) On 26 November 2004 Computershare announced that the local South African empowerment group, the Black Management Forum Investment Company (BMFI), will purchase a 26% equity stake in Computershare South Africa. Following the deal, the Computershare Group will own 64% of Computershare South Africa. The remaining 10% is held by Old Mutual and First Rand. This deal concluded in the second half of the financial year.

c) On 19 April 2005 Computershare Limited announced that it would cease to be listed on the New Zealand Exchange with effect from the close of business on 31 May 2005. This action was taken due to the low liquidity of the shares listed on the New Zealand Exchange and the costs associated with the maintenance of the listing.

In the opinion of the directors there were no other significant changes in the affairs of the consolidated entity during the financial year under review that are not otherwise disclosed in this report or the consolidated accounts.

Significant Events after Year End

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

Likely Developments and Future Results

Likely developments in the operations of the consolidated entity, constituted by the Computershare Group and the entities it controls from time to time, that were not finalised at the date of this report include consolidation of North American and European acquisitions, including maximisation of synergy benefits across the global business.

While the company is in the early stages of the integration of the EquiServe business (now operating under the Computershare name) no issues have arisen that would cause management to alter its initial projections substantially regarding the timing and financial impact of the acquisition. Computershare is expecting to realise synergies as a result of this acquisition of US $60 million over the next three years.

On this basis, coupled with an expectation that market activity in the northern hemisphere will, at a minimum, be similar to the financial year ended 30 June 2005, the company forecasts that revenue in FY2006 will approach $1.5 billion (including the impact of recent acquisitions) and normalised earnings per share will grow by more than 20% per annum.

Adoption of International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, Computershare must comply with the Australian equivalents of International Financial Reporting Standards (AIFRS). This means that Computershare will present interim financial statements for the six months ending 31 December 2005 and the annual financial statements for the year ending 30 June 2006 under AIFRS.

It is important to note that whilst the adoption of AIFRS will change the company's reported results this does not represent a change in the strength of the underlying business or cash flows. Information on how the transition to AIFRS is being managed and the key differences in accounting policies that are expected to arise are set out in note 1(a).

Environmental Regulations

The Computershare Group is not subject to significant environmental regulation.

Information on Directors and Secretaries

The qualifications, experience and responsibilities of directors and secretaries together with details of all directorships of other listed companies held by a director in the three years to 30 June 2005 are outlined in the Corporate Governance Statement and form part of this report.

Directors' Interests

At the date of this report, the direct and indirect interests of the directors in the shares of the company are:

Name	Number of Options	Number of Ordinary Shares	Number of Reset Preference Shares
T.M. Butler	-	-	-
P.D. DeFeo	-	80,000	-
W.E. Ford	-	-	-
Dr. M. Kerber	-	40,000	-
P.J. Maclagan	-	16,227,876	-
C.J. Morris	-	55,875,427	-
A.S. Murdoch	-	609,800	-
A.N. Wales	-	32,092,384	-

Meetings of Directors

The number of meetings of the Board of Directors (and of Board Committees) and the number of meetings attended by each of the directors during the financial year are:

	Directors' Meetings		Audit Committee Meetings		Nomination Committee Meetings		Remuneration Committee Meetings	
	A	B	A	B	A	B	A	B
A.S. Murdoch	5	5	6	6	1	1	3	3
T.M. Butler	5	5	-	-	1	1	-	-
P.D. DeFeo	5	5	1	1	1	1	2	3
W.E. Ford	4	5	-	-	-	-	2	2
Dr. M Kerber*	3	3	-	-	-	-	-	-
P.J. Maclagan	5	5	-	-	1	1	-	-
C.J. Morris	5	5	-	-	1	1	3	3
A.N. Wales	4	5	6	6	1	1	3	3

A - Number of meetings attended

B - Number of meetings held during the time the director held office during the year.

* Dr. M Kerber was appointed as a non-executive director on 18 August 2004.

Indemnification of Officers

During the period, the company paid an insurance premium to insure directors and executive officers of the company and its controlled entities against certain liabilities.

Disclosure of the amount of insurance premium payable and a summary of the nature of liabilities covered by the insurance contract is prohibited by the insurance policy.

Remuneration Report

This report outlines the remuneration arrangements in place for the directors of Computershare Limited (the Company) and executives of the Group. References in this report to the Group refer to the Company and its controlled entities.

Remuneration Philosophy

The performance of the Group depends upon the quality of its directors and executives. To prosper, the Group must attract, motivate and retain highly skilled directors and executives.

To this end, the Company embodies the following principles in its remuneration framework:

- Provide competitive rewards to attract, retain and motivate high calibre executives;
- Link executive rewards to shareholder wealth;
- Provide performance incentives which allow executives to share the rewards of the success of the business.

Remuneration Committee

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the directors, the chief executive officer and the senior management team.

The Remuneration Committee assesses the appropriateness of the nature and amount of the remuneration of directors and executives on a periodic basis with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality board and executive team.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and senior manager remuneration is separate and distinct.

Non-executive Director Remuneration

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain non-executive directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.

Fees to non-executive directors reflect the demands which are made on, and the responsibilities of, the non-executive directors.

Non-executive directors' fees are determined within an aggregate non-executive directors' fee pool limit, which is periodically recommended for approval by shareholders. A pool of $1,000,000 was last approved by shareholders in November 2004 at the Company's AGM. Shareholders were also informed of the proposed amounts to be paid to non-executive directors at this time for the period ended 30 June 2005. The aggregate amount of non-executive directors' fees is reviewed periodically with reference taken to the fees paid to non-executive directors of comparable companies. The Board may also elect to receive advice from independent remuneration consultants if necessary.

No incentives, either short or long term, are paid to non-executive directors. Non-executive directors are not provided with retirement benefits other than statutory requirements. Non-executive directors are not eligible to participate in any of the Company's option or share plans. No director may be in office for longer than three years without facing re-election. Please refer to section 3 of the Corporate Governance Statement for further information on the Company's re-election process.

The remuneration of non-executive directors for the period ending 30 June 2005 is detailed in the table on page 38 of this report.

Executive and Executive Director Remuneration

Overview

The objective of the Company's executive reward framework is to ensure reward for performance is competitive and appropriate. The remuneration framework also seeks to align executive reward with the achievement of strategic objectives and the creation of shareholder value.

The executive pay and reward framework has a mix of fixed and variable remuneration, and, as far as the variable remuneration is concerned, a blend of short and long term incentives. Both short and long term incentives are discretionary and are subject to both the Company and the individual meeting requirements agreed during the year.

Fixed remuneration

The objective of fixed remuneration is to provide a base level of remuneration which is appropriate to the position, the geographic location of the executive and that is competitive in the market. Fixed remuneration is reviewed annually by the Remuneration Committee. The process includes a review of Company and individual performance, relevant comparative remuneration in the market and if necessary, external advice on policies and practices.

Fixed remuneration includes base salary and superannuation arrangements and is not dependent on the satisfaction of a performance condition.

Several executives and executive directors also act as subsidiary Company directors and secretaries. No additional payments are made in consideration for their activities as directors or secretaries of subsidiary companies within the Group.

Fixed remuneration is available to be received in a variety of forms including cash and fringe benefits such as motor vehicle and computer hire plans on the same terms and conditions as all employees of the Group.

Variable remuneration – short term incentives

Variable remuneration for individual executives comprises both short term and long term incentives and may be paid in years in which the Company's or the individual's performance meets or exceeds agreed performance hurdles. Short term incentives have been awarded in a combination of cash and shares to executives of the Company with the exception of executive directors who are not eligible to participate in the Company's option or share plans. Long term incentives, if any, are awarded in shares.

Short term incentives are designed to provide performance incentives which allow executives to share the rewards of the success of the Group. Actual short term awards are made to recognise the contribution of each individual to achieving the Group's agreed performance hurdles.

In September 2004, a cash bonus of $750,000 and $343,750 was paid to C. Morris and P. Maclagan respectively in connection with the performance of the Group for the period ended 30 June 2004. The bonus was paid on the recommendation of the Remuneration Committee in which neither C. Morris nor P. Maclagan participated. C. Morris and P. Maclagan directed the Company to remit $343,750 of their combined bonus to charity.

Details of total short term incentives relating to the financial year ended 30 June 2005 that have been awarded to executives and executive directors, are set out in the remuneration table on page 38 of this report. These incentives are expected to be paid in September 2005.
C. Morris and P. Maclagan have directed the Company to remit $350,000 of their combined bonus to charity.

Variable remuneration – long term incentives

Executives who receive long term share based awards must complete specified periods of service (at least two years) as a minimum before any share awards under the long term incentive plan become unconditional. The method of long term incentive reward framework has been adopted to seek to align executives' financial interest with those of the shareholders and to assist in the retention of participants.

The performance of each individual executive is reviewed on an annual basis. Both short term and long term incentive awards are discretionary and are subject to approval of the Board based on recommendations from the Remuneration Committee. The exercise of the discretion in any given year is based on the Company's performance and the attainment of specific individual objectives agreed upon during the year.

All executives, with the exception of executive directors, are also eligible to participate in the Company's general option and share plans on the same terms and conditions as all other employees. Executive directors are not eligible to participate in the Company's option or share plans. An overview of the Company's employee option and share plans is disclosed in note 21 of the financial statements.

Other remuneration

Under the terms of his employment contract, T. Honan became entitled to 40,000 fully paid ordinary shares in the Company on 27 May 2005. The value of these shares, reported in the table below, is $26,436, based on the share price at grant date and spread over the vesting period of three years.

Under the terms of R. Chapman's employment contract, he became entitled to 50,000 fully paid ordinary shares in the Company on 31 December 2004. The value of these shares, reported in the table below, is $31,240, based on the share price at grant date and spread over the vesting period of eighteen months.

From time to time other executives may be awarded discretionary shares in the Company as part of their total remuneration package.

For example, these awards may form part of a total relocation package or change in role within the Group. None of the executives listed in the tables below received such an award in the period ended 30 June 2005.

Details of total executive director and executive remuneration are set out in the remuneration table on page 38 of this report.

Terms and conditions of employment

Both executive directors are employed under open ended arrangements with the Company. C. Morris has been appointed managing director of the Company under the Company's Constitution, and P. Maclagan is elected by shareholders under the same rotation basis that applies to non-executive directors. Neither executive director is eligible for any termination payments should their employment or directorship cease for any reason.

All of the other executives listed in this report are employed under contract arrangements with Computershare with a rolling three year term. All of these executives are eligible for payment of a benefit on early termination by the employer without cause, equal to 30 months salary at the time, plus bonus entitlements plus the value of existing share allocations under incentive plans.

Relationship between Executive Remuneration and Company Performance and Shareholder Wealth

The overall level of executive award takes into account the performance of the consolidated entity over a number of years, with greater emphasis given to the current and prior financial year.

Over the past five financial years, the Group's normalised earnings before interest, tax, depreciation grew by a compound annual average rate of 19%. During this period, shareholder wealth, measured by reference to normalised earnings per share pre goodwill has grown by a compound annual average rate of 22% and measured by reference to dividend payments has grown by a compound annual average rate of 62%. Executive remuneration has grown by an annual compound average rate of 15% and non-executive director remuneration has grown by an annual compound average rate of 17% during this period. A year on year analysis of the above metrics together with the compound five year average comparative is set out in the following table.

	Growth over previous financial period	5 year Compound average growth 2000-2005
Normalised EBITDA	20%	19%
Normalised EPS (pre goodwill)	28%	22%
Dividend	38%	62%
Executive remuneration (average per executive)	1%	15%
Executive director remuneration (average per director)	4%	17%

Historic executive and executive director remuneration has been adjusted to exclude non-recurring items and to recognise the remuneration associated with options granted on a straight line basis over the vesting period of the options in accordance with the current accounting standards to ensure comparability year on year.

During the financial year ended 30 June 2005, the Company's share price performance increased approximately 83% from $3.19 at the beginning of the year to $5.86 on 30 June 2005.

In assessing the impact of the Company's performance on shareholder wealth, it is also noteworthy that on 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December Computershare announced a continuation of this buy-back until 17 June 2005. From 10 June 2004 to 17 June 2005 the Company bought back 15,970,000 ordinary shares at total cost of $50.7 million. The shares bought back represented 2.9% of issued ordinary share capital at the date of the initial buy back announcement on 10 June 2004.

On 19 December 2003 Computershare announced its intention to buy-back up to 250,000 reset preference shares. This buy-back commenced on 5 January 2004 as part of on-going capital management. On 19 March 2005 Computershare announced a change in relation to this buy-back in that the maximum number of shares to be bought back was increased to 750,000. Between 5 January 2004 and 30 September 2004 the Company also bought back 600,000 reset preference shares at a total cost of $62.1 million. The shares bought back represented 40.0% of issued reset preference share capital at the date of the initial buy back announcement on 19 December 2003.

Variable Remuneration Performance Conditions

As explained above, executives' variable remuneration are a blend of short and long term incentives.

Short term incentives

As detailed above, the eligibility of Company and Group executives to receive their short term variable remuneration is dependent on the achievement of certain performance conditions and considerations.

In the case of each executive, short term bonus eligibility is, in part, conditional on the achievement of budgeted financial performance measures. At least 50% of the total amount of available short term bonus remuneration for a year is conditional on achieving predetermined or budgeted levels of financial performance (EBITDA or earnings before interest depreciation and amortisation) of the area of the executive's overall responsibility. Financial performance is measured as actual EBITDA of the area compared to budgeted EBITDA.

This measure is chosen as it is readily capable of objective determination and fosters an entrepreneurial business development ethos among the key executives.

The balance of the performance conditions to determine bonus eligibility relates to a subjective assessment of various non-financial measures and considerations. These measures and considerations differ between executives depending on who they are and the areas of their overall responsibility. Separate subjective factors relevant to work areas are chosen for each executive.

In the case of C. Morris, P. Maclagan, S. Crosby, R. Chapman, S. Rothbloom and O. Niedermaier the non- financial considerations include the achievement of business service levels, achievement of organic growth objectives, and various other considerations.

In the case of P. Conn the non-financial considerations include an assessment of internal advice on capital market structure issues, his ability to provide expert advice to the Group in the provision of cross border capital market services and his development of ADR processing opportunities.

In the case of T. Honan, the non-financial considerations include an assessment of his achievement on risk management initiatives, the quality of budgeting and financial reporting, expense control and investor relations initiatives.

In the case of P. Tobin, the non-financial considerations include an assessment of his achievement on risk management initiatives, controllable costs, his performance relating to the management of acquisitions and company secretarial initiatives.

In each case, the applicable non-financial performance conditions have been chosen as they are considered to be both appropriate and important measures of non-financial objectives that are within each executive's sphere of influence and relevant to their area of work within the Group.

Long term incentives

The eligibility of Company and Group executives to receive their long term incentive remuneration is also dependent on the achievement of a number of performance conditions and considerations.

In the case of each executive, long term incentive remuneration is determined by applying a given weighting to a variety of measures. These measures include:

- Overall financial performance as determined by the growth in earnings per share of the Company compared to the previous reporting period;
- Individual performance including achieving predetermined performance goals, facilitating positive change within the Group and extent of contribution to the Group's strategic initiatives;
- Leadership including team building, staff development, succession planning and communication skills;
- An assessment of the executive's standing in the marketplace, individual skills and overall commitment to the Group and the capacity of the Group to find a like replacement;
- An assessment of the individual's personality and fit within the Group's internal culture.

Application of performance conditions in the determination of variable remuneration

In relation to both short term and long term variable remuneration, the financial performance conditions outlined above have been chosen as they are considered the best way to align performance outcomes with shareholder value. The applicable non-financial performance conditions have been chosen as they are considered to be both appropriate and important measures of non-financial objectives that are within each executive's sphere of influence and relevant to the executive's area of work.

The method of assessing all financial performance conditions involves a comparison of actual achievement against the predetermined target. The method of assessing all non-financial conditions and considerations involves the application by the Remuneration Committee, or its nominated delegate, of a subjective weighted average of the nominated criteria summarised above. In each case, the assessment methods have been chosen because the Board considers such assessment criteria to be reasonable and appropriate.

Details of Remuneration

Directors

The directors of Computershare Limited are listed below. Unless otherwise indicated those individuals held their position for the whole of the current financial year.

Non-executive	Executive
A.S. Murdoch (Chairman)	C.J. Morris (Managing Director and Chief Executive Officer)
T.M. Butler	P.J. Maclagan** (Managing Director Computershare Technology Services and Chief Executive Officer Computershare Shareholder Services Inc)
P.D. DeFeo	
W.E Ford	
M. Kerber*	
A.N. Wales	

* M.Kerber was appointed as a non-executive director on 18 August 2004.

** From 1 July 2004 to 1 February 2005 P.J. Maclagan held the position of Managing Director Computershare Technology Services. Since 1 February 2005 P.J. Maclagan also held the position of Chief Executive Officer Computershare Shareholder Services Inc (formerly EquiServe Inc).

Company and Group Executives

The following individuals were the most highly remunerated executives of the Company and the Group during the current financial year. In relation to the Company, there are only three individuals who are considered to be 'company executives' within the meaning of Corporations Act. These individuals together with those listed below that are employed by entities other than the Company are the specified executives (within the meaning of the Australian accounting standard AASB 1046) in the relation to the Group, that is, the executives who have the greatest authority for the strategic direction and management of the Group. All individuals named below held their position for the whole of the financial year ended 30 June 2005.

Name	Position	Employer
S. Chandhoa**	General Manager, Georgeson Shareholder Communications	Georgeson Shareholder Communications Inc (US)
R. Chapman	Group Managing Director, EMEA	Computershare Investor Services plc (UK)
S. Crosby	Group Managing Director, Asia Pacific	Computershare Investor Services Pty Limited (Australia)
P. Conn	Head of Global Capital Markets	Computershare Inc (US)
T. Honan	Chief Financial Officer	Computershare Limited
O. Niedermaier	CEO, Stakeholder Relationship Management Group	Pepper Technologies AG
S. Rothbloom	President, North America	Computershare Inc (US)
P. Tobin	Chief Legal Officer & Company Secretary	Computershare Limited

* M. Davis who is joint Company Secretary is not remunerated as a consequence of this office and is not one of the individuals with the greatest authority for the strategic direction and management of the Group. Accordingly his remuneration details have been excluded from this report in accordance with AASB 1046 paragraph 5.1.1.
** S. Chandhoa is included in his capacity as a highly remunerated executive under the meaning of the Corporations Act only and is not one of the individuals with the greatest authority for the strategic direction and management of the Group.

Amounts of Remuneration

Details of the nature and amount of each element of the total remuneration for each director and the most highly remunerated Company and group executives for the year ended 30 June 2005 are set out in the table below.

Salary and fees, non-monetary benefits, post employment remuneration and sign-on shares are fixed remuneration and are not related to the performance of the Company. Equity based remuneration and cash profit share and bonuses are variable remuneration and are linked to both the performance of the individual and the Company.

2005		**Primary**		**Post employment**		**Equity**		**Other**	**Total**
	Salary & fees	*Cash Profit Share & Bonuses*	*Non-monetary benefits*	*Superannuation & Pension*	*Retirement benefits*	*Shares*	*Options*	*Shares issued as bonus*	
	$	$	$	$	$	$	$	$	$
Directors									
A.S. Murdoch	153,833	-	-	15,583	-	-	-	-	**169,416**
T.M. Butler	114,229	-	-	-	-	-	-	-	**114,229**
P.D. De Feo	112,437	-	-	-	-	-	-	-	**112,437**
W.E. Ford	113,105	-	-	-	-	-	-	-	**113,105**
Dr. M Kerber*	116,153	-	-	-	-	-	-	-	**116,153**
P. J. Maclagan	506,750	350,000	-	50,075	-	-	-	-	**906,825**
C.J. Morris	500,750	750,000	-	50,075	-	-	-	-	**1,300,825**
A.N. Wales	107,083	-	-	10,001	-	-	-	-	**117,084**
TOTAL	**1,724,340**	**1,100,000**	**-**	**125,734**	**-**	**-**	**-**	**-**	**2,950,074**
Company & group executives									
S. Chandhoa	544,127	-	-	9,459	-	1,335,945	-	-	**1,889,531**
R. Chapman	446,983	22,513	-	31,289	-	196,810	-	36,935	**734,530**
S. Crosby	400,750	-	-	11,585	-	203,514	33,717	209,118	**858,684**
P. Conn	391,708	8,909	41,525	-	-	88,432	6,743	154,880	**692,197**
T. Honan	330,750	7,543	-	11,585	-	133,180	32,624	129,480	**645,162**
O. Niedermaier	603,954	-	26,820	-	-	-	-	62,501	**693,275**
S. Rothbloom	542,839	30,119	-	6,786	-	259,568	33,717	257,665	**1,130,694**
P. Tobin	397,407	11,203	-	6,758	-	110,503	13,487	140,630	**679,988**
TOTAL	**3,658,518**	**80,287**	**68,345**	**77,462**	**-**	**2,327,952**	**120,288**	**991,209**	**7,324,081**

* Dr. M.Kerber was appointed as a non-executive director on 18 August 2004. No payments were made to Dr. Kerber before he was appointed as part consideration for him agreeing to his appointment.

2004	Primary			Post employment		Equity		Other	Total
	Salary & fees	*Cash Profit Share & Bonuses*	*Non-monetary benefits*	*Superannuation & Pension*	*Retirement benefits*	*Shares*	*Options*	*Shares issued as bonus*	
	$	$	$	$	$	$	$	$	$
Directors									
A.S. Murdoch	115,000	-	-	11,500	-	-	-	-	126,500
T.M. Butler	97,609	-	-	-	-	-	-	-	97,609
P.D. De Feo	105,545	-	-	-	-	-	-	-	105,545
W.E. Ford	52,772	-	-	-	-	-	-	-	52,772
P.J. Griffin*	41,667	-	-	5,833	-	-	-	-	47,500
P. J. Maclagan	500,188	343,750	-	50,019	-	-	-	-	893,957
C.J. Morris	500,188	750,000	-	50,019	-	-	-	-	1,300,207
A.N. Wales	75,000	-	-	7,500	-	-	-	-	82,500
TOTAL	**1,487,969**	**1,093,750**	-	**124,871**	-	-	-	-	**2,706,590**
Company & group executives									
R. Chapman	439,239	-	1,152	30,747	-	183,269	-	74,577	**728,984**
S. Crosby	400,187	-	2,474	11,002	-	185,480	55,540	160,000	**814,683**
P. Conn	422,178	-	-	-	-	136,724	16,000	51,429	**626,331**
T. Honan	330,188	-	-	11,002	-	175,701	35,975	138,388	**691,254**
S. Rothbloom	562,905	-	-	12,149	-	167,841	80,000	205,190	**1,028,085**
P. Tobin	408,954	-	3,955	11,002	-	162,461	19,770	97,263	**703,405**
TOTAL	**2,563,651**	-	**7,581**	**75,902**	-	**1,011,476**	**207,285**	**726,847**	**4,592,742**

*P.J.Griffin resigned as a director on 11 November 2003.

It should be noted that the June 2004 comparatives included remuneration details for only those directors and executives for which disclosure was required under AASB 1046 for the year ended 30 June 2004. Accordingly there are differences in the number and names of individuals listed compared to the current financial year.

Value of Options Included in Executive Remuneration

Non-executive and executive directors of the Company are not eligible to participate in the Company's option scheme. No options have been granted to Company or group executives during the financial year ended 30 June 2005. There has been no variation in the terms of options provided to Company and group executives during that financial year.

Details of employee options granted which may affect remuneration in this or future reporting periods are disclosed in note 19.

Valuation of options

The assessed fair value at grant date of options granted to executives is allocated equally over the period from grant date to vesting date, and the amount relating to the current financial year is included in the remuneration table above. Fair values at grant date are independently determined using a Black Scholes option pricing model that takes into account the exercise price, the current level and volatility of the underlying share price, the risk free interest rate, expected dividends on the underlying share, the market price at grant date of the underlying share, the expected life of the option and vesting period applicable to the options.

Option holdings of Company and Group executives

The number of options over ordinary shares held during the financial year by each of the Company and group executives is included in the table below.

	Balance at beginning of period	Granted as remuneration	Options exercised	Lapsed options	Balance at end of period	Total vested and non exercisable at 30 June 2005	Total vested and exercisable at 30 June 2005
S. Crosby	130,000	-	-	(20,000)	110,000	-	110,000
P. Conn	50,000	-	(20,000)	(20,000)	10,000	-	10,000
T. Honan	100,000	-	-	-	100,000	-	100,000
S. Rothbloom	400,000	-	-	(250,000)	150,000	-	150,000
P. Tobin	160,000	-	-	(120,000)	40,000	-	40,000

The exercise price of each option exercised by P. Conn was $2.77.

The value of options exercised during the financial year ended 30 June 2005, at the time they were exercised are also detailed in the table below. No options or any other bonus or grant was forfeited in the financial year because a person did not meet the performance conditions for the options, bonus or grant.

	Number of options exercised	Value of options exercised at exercise date	Number of options lapsed	Value of options lapsed at lapse date	Total value options exercised and lapsed
S. Crosby	-	-	20,000	$nil	$nil
P. Conn	20,000	$56,800	20,000	$nil	$56,800
T. Honan	-	-	-	$nil	$nil
S. Rothbloom	-	-	250,000	$nil	$nil
P. Tobin	-	-	120,000	$nil	$nil

The percentage value of total remuneration relating to the current financial year received by executives and executive directors that consists of options, cash bonuses and equity bonuses is as follows:

	% of total remuneration received as options	% of total remuneration received as cash bonus	% of total remuneration received as equity bonus
P.J. Maclagan	-	38.60%	-
C.J. Morris	-	57.66%	-
S. Chandhoa	-	-	-
R. Chapman	-	3.06%	5.03%
S. Crosby	3.93%	-	24.35%
P. Conn	0.97%	1.29%	22.38%
T. Honan	5.06%	1.17%	20.07%
O. Niedermaier	-	-	9.02%
S. Rothbloom	2.98%	2.66%	22.79%
P. Tobin	1.98%	1.65%	20.68%

Share Based Remuneration

Directors

Non-executive and executive directors of the Company are not eligible to participate in the Company's share based remuneration schemes.

Valuation of Shares

The assessed fair value shares of granted to executives as remuneration is allocated equally over the period from grant date to vesting date. The amount relating to the current financial year is included in the remuneration table on page 38 of this report. Fair values at grant date are independently determined using the closing share price on grant date.

Shares in lieu of a cash bonus

Shares received in lieu of a cash bonus relating to the performance of the Group for the financial year ended 30 June 2004 were granted on 1 September 2004 and vested immediately. The value of these shares was included in total remuneration disclosures reported in the 30 June 2004 annual report therefore have been excluded from the total remuneration on page 39 of this report.

The Company awarded 166,870 shares in lieu of a cash bonus to members of the senior executive team relating to the performance of the Group for the financial year ended 30 June 2005 on 29 June 2005 and vest immediately. The total value of these shares is $991,209 and has been included in the total remuneration table on page 38 of this report.

Shares granted as remuneration under long term incentive schemes

260,497 shares were granted to the named Company and Group executives under the long term incentive scheme on 1 September 2004 in relation to the Group's performance in the financial year ended 30 June 2004. A time based vesting condition has been imposed on the award of these shares such that each Company and Group executive must remain employed by the Group until 31 August 2006 before these share awards become unconditional.

126,783 shares were granted to the named Company and Group executives under the long term incentive scheme on 1 April 2005 in relation to the Company's performance for the first half of the financial year ended 30 June 2005. A time based vesting condition has been imposed on the award of these shares such that each Company and Group executive must remain employed by the Group until 31 March 2007 before these awards become unconditional.

An additional 156,926 shares were granted to the named Company and Group executives under the long term incentive scheme on 1 September 2005 in relation to the Company's performance in the second half of the financial year ended 30 June 2005. Each Company and Group executive must remain employed by the Group until 31 August 2007 before these share awards become unconditional.

The percentage of shares awarded under long term incentive schemes in the financial year ended 30 June 2005, the percentage of shares awarded under long term incentive schemes forfeited in the current financial year and the subsequent financial years in which shares awarded under long term incentive schemes will vest if the service conditions are met for the named Company and Group executives are provided in the table below.

	Vesting date	Number of shares granted as remuneration	Value on grant date	% of total shares granted vesting in the current financial year	% of total shares granted forfeited in the current financial year	Estimated value of shares to be reported in subsequent financial periods
S. Chandhoa	30 April 2006 – 30 April 2007	200,000	$1,008,000	-	-	$879,665
R. Chapman	30 September 2005 – 31 August 2007	140,676	$561,036	-	-	$363,787
S. Crosby	30 September 2005 – 31 August 2007	187,093	$788,727	-	-	$549,201
P. Conn	30 September 2005 – 31 August 2007	85,711	$364,016	-	-	$255,634
T. Honan	30 September 2005 – 31 August 2007	93,048	$378,128	-	-	$250,012
S. Rothbloom	30 September 2005 – 31 August 2007	236,906	$996,356	-	-	$695,445
P. Tobin	30 September 2005 – 31 August 2007	99,722	$411,620	-	-	$277,895
O. Niedermaier	31 August 2007	20,271	$130,951	-	-	$130,951

There has been no alteration to the terms and conditions of shares granted under long term incentive schemes since the original grant date. There has also not been any sign on fees paid during the year as part of the consideration for any of the above mentioned executives agreeing to hold their positions.

The Board is proposing to introduce a new Computershare Deferred Long-Term Incentive Plan for a select number of senior managers in the Group in the coming financial year. The Plan involves the award of Performance Rights in respect of up to 10 million fully paid ordinary shares in the Company. The right to exercise Performance Rights will be subject to Performance Hurdles set out in the offer of the Performance Rights made to executives chosen to be offered participation in the Plan. The Plan will be submitted to shareholders for approval at the 2005 Annual General Meeting for the purposes of the Corporations Act, the ASX listing rules and applicable corporate governance requirements. Please refer to the 2005 Notice of Annual General Meeting for further details.

Share holdings of Company and Group executives

The number of ordinary shares in Computershare Limited held during the financial year by each director of the Company and named group executive, including details of shares granted as remuneration during the current financial year and ordinary shares provided as the result of the exercise of remuneration options during the current financial year, is included in the table below.

	Balance at beginning of period	Shares granted in lieu of a cash bonus	Granted as remuneration under long term incentive schemes	On exercise of options	On market purchases / (sales)	Other	Balance at 30 June 2005
Directors							
A.S. Murdoch	609,800	-	-	-	-	-	609,800
T.M. Butler	-	-	-	-	-	-	-
P.D. DeFeo	80,000	-	-	-	-	-	80,000
W.E. Ford	-	-	-	-	-	-	-
M. Kerber	-	-	-	-	40,000	-	40,000
P.J. Maclagan	16,627,525	-	-	-	(437,786)	35,437	16,225,176
C.J. Morris	55,712,042	-	-	-	153,385	-	55,865,427
A.N. Wales	32,592,384	-	-	-	-	-	32,592,384
Company & group executives							
S.Chandhoa	850,000	-	-	-	(56,250)	296,250	1,090,000
R. Chapman	50,000	81,077	-	-	(94,859)	-	36,218
S. Crosby	119,392	88,538	-	-	(65,833)	557	142,654
P. Conn	218,000	43,217	-	20,000	(20,000)	-	261,217
O. Niedermaier	-	10,522	-	-	-	25,000	35,522
T. Honan	131,141	67,927	40,000	-	(46,129)	557	193,496
S. Rothbloom	97,500	111,775	-	-	(97,500)	-	111,775
P. Tobin	111,280	66,096	-	-	(16,588)	905	161,693

Loans to Directors and Executives and other transactions

Computershare has not made any loans to directors and executives during the current financial year. Refer to note 27 for details of all transactions with directors and their related entities.

Auditor

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

Non-audit services

The Group may decide to employ its auditor, PricewaterhouseCoopers, on assignments in addition to their statutory audit duties where the auditor's expertise and experience with the Group are important.

The Board is satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors, as advised by the Board's Risk & Audit Committee, imposed by the Corporations Act 2001 and internal guidelines.

Further details regarding the Board's internal policy for engaging PricewaterhouseCoopers for non-audit services and how the directors are satisfied the provision of the non-audit services did not compromise the audit independence requirements of the Corporations Act are set out in the Corporate Governance Statement.

A copy of the auditors' signed independence declaration as required under section 307C of the Corporations Act 2001 is provided immediately after this report.

Details of the amounts paid to the auditor for both audit and non-audit services are provided in the table below.

During the year the following amounts were incurred in relation to services provided by PricewaterhouseCoopers, the Group auditor.

	Consolidated	
	2005	**2004**
	$	**$**
Remuneration received or due & receivable by PricewaterhouseCoopers Australia for:		
• Audit & review of the financial statements & other audit work	853,472	749,330
• Audit & review of the financial statements & other audit work by related practices of PricewaterhouseCoopers Australia	1,719,579	1,520,297
• Other services performed by PricewaterhouseCoopers Australia	107,812	202,112
• Other services performed by related practices of PricewaterhouseCoopers Australia	433,137	183,718
Total Remuneration	**3,114,000**	**2,655,457**

Other services provided relate primarily to compliance reviews for global operations and the audit of the Group's opening AIFRS balance sheet.

Rounding of Amounts

The company is of a kind referred to in class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class order to the nearest thousand dollars unless specifically stated to be otherwise.

Signed in accordance with a resolution of the directors.

A. S. MURDOCH
Chairman

C. J. MORRIS
Director

14 September 2005



PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website: www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile + 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the audit of Computershare Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Computershare Limited and the entities it controlled during the period.

John Yeoman
Partner
PricewaterhouseCoopers

PricewaterhouseCoopers

Melbourne
14 September 2005

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

statements of financial performance

Computershare Limited and its Controlled Entities
Statements of Financial Performance for the year ended 30 June 2005

	Note	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Revenues					
Sales revenue	2	1,063,478	871,240	-	-
Other revenue from ordinary activities*	2	53,964	75,193	86,051	56,623
Total revenue from ordinary activities	2	1,117,442	946,433	86,051	56,623
Expenses					
Direct services		837,920	654,943	-	-
Technology services		91,814	91,008	-	-
Corporate services*		35,769	80,665	27,916	21,931
Borrowing costs	2	17,489	9,020	1,749	946
Total expenses		982,992	835,636	29,665	22,877
Share of net profit/(loss) of associates accounted for using the equity method	34	1,802	(140)	-	-
Profit/(loss) from ordinary activities before related income tax expense		136,252	110,657	56,386	33,746
Income tax (expense)/benefit relating to ordinary activities	3	(30,863)	(27,011)	389	(3,558)
Net profit/(loss)		105,389	83,646	56,775	30,188
Net (profit)/loss attributable to outside equity interests		(3,927)	(3,664)	-	-
Net profit/(loss) attributable to members of the parent entity	4	101,462	79,982	56,775	30,188
Net decrease in asset revaluation reserve		(542)		(542)	
Net exchange difference on translation of financial report of self-sustaining foreign operations	20	(19,042)	(9,892)	-	-
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		(19,584)	(9,892)	(542)	-
Total changes in equity attributable to members of the parent entity other than those resulting from transactions with owners as owners		81,878	70,090	56,233	30,188
Basic earnings per share (cents per share)	5	17.91	13.30		
Normalised basic earnings per share (cents per share)	5	16.28	12.89		
Diluted earnings per share (cents per share)	5	18.09	13.61		
Normalised diluted earnings per share (cents per share)	5	16.47	13.23		

*Includes the proceeds & disposal costs respectively associated with the sale of assets.

The above Statements of Financial Performance should be read in conjunction with the accompanying notes.

statements of financial position

Computershare Limited and its Controlled Entities

Statements of Financial Position for the year ended 30 June 2005

	Note	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
CURRENT ASSETS					
Cash assets		157,145	90,495	15,811	831
Receivables	6	270,344	181,619	18,195	20,622
Other financial assets	7	37,303	50,944	-	-
Inventories	8	4,846	6,993	-	-
Current tax assets	11	20,627	3,493	-	2,093
Other	9	24,265	19,595	88	208
Total Current Assets		514,530	353,139	34,094	23,754
NON-CURRENT ASSETS					
Receivables	6	1,633	1,598	66,364	154,764
Other financial assets	7	8,608	15,266	579,273	397,911
Property, plant & equipment	10	101,518	92,387	642	2,698
Deferred tax assets	11	43,070	20,918	3,075	1,632
Intangibles - goodwill	12	1,304,129	698,903	-	-
Other	13	12,082	4,874	-	-
Total Non-Current Assets		1,471,040	833,946	649,354	557,005
Total Assets		1,985,570	1,187,085	683,448	580,759
CURRENT LIABILITIES					
Payables	14	279,222	203,743	14,757	3,155
Interest bearing liabilities	15	101,433	98,824	165	367
Current tax liabilities	16	18,576	2,341	3,592	-
Provisions	17	63,010	32,567	9,000	6,535
Deferred consideration	18	50,310	-	-	-
Other	18	-	11,715	-	-
Total Current Liabilities		512,551	349,190	27,514	10,057
NON-CURRENT LIABILITIES					
Payables	14	12,729	331	-	-
Interest bearing liabilities	15	582,057	213,251	20,420	62,664
Deferred tax liabilities	16	10,377	9,427	114	220
Provisions	17	47,490	6,892	86	236
Deferred Consideration	18	61,663	-	-	-
Other	18	3,556	3,127	-	-
Total Non-Current Liabilities		717,872	233,028	20,620	63,120
Total Liabilities		1,230,423	582,218	48,134	73,177
Net Assets		755,147	604,867	635,314	507,582
EQUITY					
Parent Entity Interest					
Contributed equity - ordinary shares	19	580,762	338,987	580,256	338,480
Contributed equity - reset preference shares	19	-	114,432	-	114,432
Reserves	20	(47,383)	(27,799)	3	545
Retained profits	4	216,367	170,750	55,055	54,125
Total parent entity interest	36	749,746	596,370	635,314	507,583
Outside equity interest	36	5,401	8,497	-	-
Total Equity		755,147	604,867	635,314	507,582

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

statements of cash flows

Computershare Limited and its Controlled Entities
Statements of Cash Flows for the year ended 30 June 2005

	Note	Consolidated		Parent entity	
		2005 $000	2004 $000	2005 $000	2004 $000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		1,039,729	878,706	-	727
Payments to suppliers and employees		(853,275)	(711,945)	(17,561)	(26,497)
Dividends received		1	210	-	-
Interest paid and other costs of finance		(19,369)	(8,704)	-	(881)
Interest received		7,803	3,589	495	257
Australian net GST (paid)/refunded		(11,939)	(9,290)	(11,770)	(9,284)
Income taxes (paid)/refunded		(16,160)	(16,442)	2,100	620
Net operating cash flows	30(b)	146,790	136,124	(26,736)	(35,058)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of controlled entities and businesses, net of cash acquired		(361,210)	(208,626)	(16,314)	(13,800)
Payments for investment in associated entities		-	(1,159)	-	-
Payments for investments		(4,072)	(2,239)	-	(168)
Payments for property, plant and equipment		(31,648)	(21,378)	(1,058)	(5,068)
Net loan repayments from controlled entities		-	-	153,852	141,217
Proceeds from sale of assets		26,835	66,137	18,505	121
Proceeds from sale of controlled entities, net of cash disposed		5,647	-	-	-
Other		-	(706)	(536)	-
Net investing cash flows		(364,448)	(167,971)	154,449	122,302
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		2,517	933	2,517	933
Buy-back of ordinary shares		(30,639)	(20,111)	(30,639)	(20,111)
Buy-back of reset preference shares		(29,447)	(32,763)	(29,447)	(32,763)
Proceeds from borrowings		817,639	320,902	-	-
Repayment of borrowings		(410,262)	(164,025)	-	-
Dividends paid - ordinary shares		(55,105)	(30,028)	(53,348)	(30,028)
Dividends paid - reset preference shares		(1,816)	(7,456)	(1,816)	(7,456)
Dividends paid to outside equity interest in controlled entity		(3,936)	(1,519)	-	-
Proceeds from finance leases		1,487	1,077	-	-
Repayment of finance leases		(1,661)	(5,164)	-	(596)
Net financing cash flows		288,777	61,846	(112,733)	(90,021)
Net increase/(decrease) in cash held		71,119	29,999	14,980	(2,777)
Cash at the beginning of the financial year	30(a)	90,495	60,828	831	3,608
Exchange rate variations on foreign cash balances		(4,469)	(332)	-	-
Cash at the end of the financial year	30(a)	157,145	90,495	15,811	831

Refer to note 30(c) for information in respect of any non-cash financing and investing transactions.

The above Statements of Cash Flows should be read in conjunction with the accompanying notes.

notes to the financial statements

for the year ended 30 June 2005

1. Statement of Significant Accounting Policies

Basis of accounting

The financial statements have been prepared as a general purpose financial report that complies with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. The accounting policies used are consistent with those adopted in the previous year. The financial statements have also been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets except for certain assets that, where noted, are at valuation.

Where applicable, comparative information has been reclassified or represented to maintain comparability with the current reporting period.

The Australian Accounting Standards Board (AASB) is adopting the Australian equivalents to International Financial Reporting Standards (AIFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued AIFRS, and the Urgent Issues Group has issued abstracts corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. The adoption of AIFRS will be first reflected in the consolidated entity's financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006. Information about how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, is set out in note 1(a).

Principles of consolidation

The consolidated financial statements include the financial statements of the parent entity, Computershare Limited, and its controlled entities, referred to collectively throughout these financial statements as the "consolidated entity".

All inter-entity balances and transactions have been eliminated. Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

Financial statements of foreign controlled entities presented in accordance with overseas accounting principles are, for consolidation purposes, adjusted to comply with Group policy and generally accepted accounting principles in Australia.

Foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates approximating those in effect at the date of each transaction. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at the average of the buy and sell rates available on the close of business at balance date. Revaluation gains and losses are brought to account as they occur. The financial statements of all foreign operations are translated using the current rate method as they are considered self-sustaining.

Exchange differences relating to monetary items are included in the Statements of Financial Performance, as exchange gains or losses, in the period when the exchange rates change. Where the exchange difference relates to hedging part of the net investment in a self-sustaining foreign operation the exchange difference is transferred to the foreign currency translation reserve on consolidation.

Income tax

The financial statements apply the principles of tax-effect accounting. The income tax expense in the Statement of Financial Performance represents tax on the pre-tax accounting profit adjusted for income and expenses never to be assessed or allowed for taxation purposes. The provision for the deferred income tax liability and the future income tax benefit include the tax effect of differences between income and expense items recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse.

The benefit arising from estimated carry forward tax losses is recorded as a future income tax benefit only where realisation of such benefit is considered to be virtually certain. The benefit arising from timing differences is recorded as a future income tax benefit where realisation of such benefit is beyond reasonable doubt.

No provision is made for withholding tax on unremitted earnings of applicable foreign incorporated controlled entities as there is currently no intention to remit these earnings to the parent entity.

Tax consolidation legislation

Computershare Limited and its wholly-owned Australian entities implemented the tax consolidation regime with effect from 1 July 2002. The Australian Taxation Office has been formally notified of this decision.

The relevant entities have also entered into a tax sharing agreement. As a consequence, Computershare Limited, as the head entity in the tax consolidation Group, has recognised the current tax liability relating to transactions, events and balances of the wholly owned Australian controlled entities in this Group in the financial statements as if that liability was its own, in addition to recognising the current tax liability arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax sharing agreement are recognised separately as tax related intercompany payables or receivables.

The impact on the income tax expense and results of Computershare Limited is unlikely to be material because of the tax sharing agreement. The tax sharing agreement is not expected to have a material impact on the consolidated assets, liabilities and results.

Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on a first-in first-out basis.

Prepaid inventory is recorded at cost and is bought on behalf of the company's clients. As the inventory is used, the costs are billed.

Recoverable amount of non-current assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amount. Recoverable amounts for all non-current assets are determined using net cash flows that have not been discounted to present values.

Property, plant & equipment

The amounts at which property, plant and equipment are stated in these financial statements are regularly reviewed. Where revaluations are made they are based on reports by independent valuers.

The gain or loss on disposal of revalued assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds on disposal and is included in the profit and loss of the consolidated entity in the year of disposal. Any related revaluation increment in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

Depreciation

Items of property, plant and equipment, excluding freehold land and leasehold plant and equipment, are depreciated on a straight line basis at rates calculated to allocate their cost or valuation, less estimated residual value, against revenue over their estimated useful life. Additions and disposals are depreciated for the period held, in the year of acquisition or disposal. Depreciation expense has been determined based on the following rates of depreciation:

- Buildings (2.5% per annum);
- Plant and Equipment (10% to 50% per annum);
- Fixtures and Fittings (13% to 50% per annum); and
- Motor Vehicles (15% to 40% per annum).

Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

Investments

Controlled entities

The investments in the controlled entities are carried in the company's financial statements at the lower of cost and recoverable amount. Dividends from controlled entities are brought to account in the Statement of Financial Performance when they are proposed by the controlled entities.

Associated entities

Interests in material associated entities are brought to account using the equity method. Under this method the investment in associates is initially recognised at its cost of acquisition and its carrying value is subsequently adjusted for increases or decreases in the investor's share of post-acquisition results and reserves of the associate. The investment in associated entities is decreased by the amount of dividends received or receivable. Investments in associates are carried at the lower of cost and recoverable amount in the accounts of the parent entity.

Detailed equity accounting information concerning the consolidated entity's interests in material associated entities is provided in note 34.

Other financial assets

Broker client deposits and all other investments are carried in the accounts at the lower of cost or recoverable amount. Dividend and interest income from these assets is brought to account when received.

Leases

Assets acquired under finance leases are capitalised and amortised over the life of the relevant lease, or where ownership is likely to be obtained on expiration of the lease, over the life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and rental payments are charged against operating profit in the period in which they are incurred.

Software development costs

Internally developed software and related costs are expensed in the year in which they are incurred.

Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of the acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Provisions for restructuring costs and related employee termination benefits are recognised as at the date of acquisition of an entity or part thereof on the basis described in the accounting policy notes for restructuring costs and employee benefits. Goodwill is brought to account as described in the accounting policy note for goodwill.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing the recorded amounts of the non-monetary assets acquired to zero, a discount balance remains it is recognised as revenue in the statement of financial performance.

Goodwill

On acquisition of a controlled entity, the difference between the purchase consideration plus incidental expenses and the fair value of identifiable net assets acquired is initially brought to account as goodwill or discount on acquisition.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

Revisions in the estimated amount of restructuring costs which are recognised as a liability as at the date of acquisition are accounted for by adjusting the amount of the liability and the amount of goodwill. These adjustments are made in the reporting period in which the revision in the estimate occurs. Consequential adjustments to reflect the cumulative effect of revisions on the amount of amortisation of goodwill are recognised in the Statement of Financial Performance in the reporting period in which the revision in estimate occurs.

Purchased goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise. These periods have been individually assessed on an entity by entity basis and vary between 5 to 20 years from the date of gaining control. The unamortised balance of goodwill is reviewed at each balance date and charged to profit and loss to the extent that applicable future benefits are no longer probable.

Restructuring costs

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity or operations, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date, and this is supported by a detailed plan developed within three months of the acquisition, or prior to the completion of the financial report, if earlier.

Liabilities for employee termination benefits associated with restructuring relating to an acquisition are brought to account on the basis described in the accounting policy note for employee benefits. Liabilities for costs of restructurings and related employee termination benefits are disclosed in aggregate where the restructuring occurs as a consequence of an acquisition.

Reversals of part or all of a provision for restructuring relating to an acquisition because the costs are no longer expected to be incurred as planned, are adjusted against the goodwill or discount on acquisition. The adjusted carrying amounts of goodwill or non-monetary assets are amortised or depreciated from the date of the reversal.

Employee benefits

Provision has been made in the Statement of Financial Position for benefits accruing to employees in relation to annual leave, long service leave, workers compensation and vested sick leave. No provision is made for non-vesting sick leave as the anticipated pattern of future sick leave taken indicates that accumulated non-vesting sick leave will never be paid.

All on-costs, including payroll tax and workers' compensation premiums are included in the determination of provisions. Vested sick leave, annual leave and the current portion of long service leave are measured at their nominal amounts.

The non-current portion of the long service leave provision is measured at the present value of estimated future cash flows, discounted by the interest rate applicable to Commonwealth Government securities maturing in the period the liability is expected to fall due. A 4% per annum rate of increase in employee wage and salary rates was assumed in the present value calculations.

Retirement benefits

Contributory superannuation and pension plans exist to provide benefits for the consolidated entity's employees and their dependants on retirement, disability or death. The plans are accumulation plans. The employee sponsors contribute to the plans at varying rates of contribution depending on the employee classification. The contributions made to the funds by Group entities are charged against profits (refer note 23(a)).

Defined benefit superannuation and pension plans are operated in Hong Kong, Germany and India only. Please refer to note 23(a) for further details.

Employee share and option ownership schemes

Certain employees are entitled to participate in share and option ownership schemes. The details of schemes are described in note 21(a). No remuneration expense is recognised in respect of employee shares and options issued.

Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of acquisition are recognised as at the date of acquisition if, at or before the acquisition date, the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the terminations would be carried out and this is supported by a detailed plan developed within three months of the acquisition, or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

Operating revenue

Sales revenue

Sales revenue comprises registry and bureau revenue, sale of software licences and associated development, installation and maintenance fees (net of returns, discounts and allowances) and document processing services.

Registry and bureau revenue includes all revenue earned on the provision of regular services to customers, primarily fixed monthly maintenance fees and transaction processing fees. Additionally, sales revenue includes all associated revenue earned from managing various client corporate actions, such as capital raisings, demutualisations and takeovers, which occur periodically. Revenue derived from both sources of sales revenue includes variable margin income earned on administered funds, including Save As You Earn Schemes (refer note 29(a)).

In relation to the recognition of any profits and losses on the corporate actions which span reporting periods, where they can be reliably measured, revenue and expenses arising from the project are recognised in the Statement of Financial Performance by reference to the stage of completion of the project as at balance date.

Software licence sales and associated development, installation and maintenance fees are recognised in accordance with written customer agreements so as to match revenue with expenses.

Document processing revenues include revenue from the provision of paper and electronic document needs for issuers, investors and many corporations. This includes design, document composition and programming, through to various production and distribution methods.

Plans and Analytics revenue is recognised to match the period in which services are performed.

Other revenue

Other revenue includes interest income on short-term deposits controlled by the consolidated entity, royalties and dividends received from other persons.

Insurance recoveries

The consolidated entity recognises amounts receivable under its insurance policies, net of any relevant excess amounts, upon indemnity being acknowledged by the insurers.

Financial instruments included in equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

Until 30 September 2005, the Computershare Group had on issue reset preference share capital which earned a preferential non-cumulative dividend fixed at 5.5% per annum. Further details of terms and conditions of preference shares together with the conversion which occurred during the financial year ended 30 June 2005 are detailed in note 19(a) to the financial statements.

Financial instruments included in liabilities

Loans are recognised when issued at the amount of the net proceeds received, with any premium or discount on issue amortised over the period to maturity. Interest is recognised as an expense on an effective yield basis.

Financial instruments included in assets

Trade debtors

Trade debtors are initially recorded at the amount of the contracted sale proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less than likely. Any provision established is based on a review of all outstanding amounts at balance date.

Bank deposits and loans

Bank deposits and loans are carried at cost. Interest revenue is recognised on an effective yield basis.

Other investments

Other investments, including equity interests in non-subsidiary, non-associated corporations are included in investments at the lower of cost or recoverable amount. Dividend income is brought to account when received.

Hedge accounting

The consolidated entity applies the principles of hedge accounting as set out in the relevant Australian Accounting Standards and UIG pronouncements, using both interest rate and foreign currency swaps and options. To the extent that hedging instruments are required to be marked to market and become ineffective as a hedge of the intended risk all gains and losses are recognised immediately in the Statement of Financial Performance.

Cash

For the purposes of the Statement of Cash Flows, cash includes deposits at call with financial institutions and other highly liquid investments with short periods to maturity which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Cash excludes Broker Client Deposits carried on the Statement of Financial Performance that are recorded as other current financial assets.

Earnings per share

Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted earnings per share adjusts the figure used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Dividend

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

1(a) Managing the Transition to AIFRS

The adoption of International Financial Reporting Standards

For financial years beginning on or after 1 January 2005, Computershare must comply with the Australian equivalents of International Financial Reporting Standards (AIFRS). This means that the Group will present interim financial statements for the six months ending 31 December 2005 and annual financial statements for the year ending 30 June 2006 under AIFRS.

Entities complying with the AIFRS for the first time will be required to restate their comparative financial statements to reflect the application of AIFRS to that comparative period. Most adjustments on transition to AIFRS will be made, retrospectively, against opening retained earnings as at 1 July 2004.

It is important to note, that whilst the adoption of AIFRS will change the Group's reported results, this does not represent a change in the strength of the underlying business nor in the cash flows generated.

Information on how the transition to AIFRS is being managed, and the key differences in accounting policies that are expected to arise, are set out below.

Management of the transition to AIFRS

Computershare has established a project team to manage the transition to AIFRS. The project team is chaired by the Chief Financial Officer and reports to the Risk and Audit Committee. The project team has prepared a detailed timetable for managing the transition. The project status is monitored on a regular basis and Computershare is currently on schedule.

Computershare is managing the transition to AIFRS in three distinct phases:

- Analysis and planning;
- Evaluation of the new financial reporting requirements and initial conversion; and
- Embedding AIFRS into business as usual.

The project team has analysed the AIFRS applicable to the Group and has identified the significant accounting policy changes that will be required. AASB 1 *First time adoption of Australian Equivalents to International Financial Reporting Standards* permits choices in some accounting policies, including optional exemptions. These choices have been analysed and the most appropriate policy for the Computershare Group has been applied.

Set out below are the key areas where accounting policies are expected to change upon adoption of AIFRS and the known or reliably estimable impacts of the adoption of AIFRS on the financial report for the year ended 30 June 2005. It should be noted that the information provided in the tables and narrative below is not a comprehensive list of all changes in accounting policy which will be required upon adoption of AIFRS, but seeks to identify and quantify the most significant areas of change.

The initial estimated financial impact on both the consolidated statement of financial performance and the consolidated statement of financial position is disclosed. Narrative descriptions of the differences are also provided. No material change is expected in relation to the consolidated statement of cash flow.

Where the impact of the adoption of AIFRS on the 30 June 2005 financial report cannot be reliably estimated because it is impracticable to do so, an explanation of the expected changes are provided in the narrative included in this note.

The adjustments disclosed in this note are based on management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed as a result of amendments or additional standards and interpretations issued by the AASB and the IASB, emerging accepted practice in the interpretation and application of AIFRS, and on-going work by the Computershare project team. Until the Group prepares its first full financial statements in accordance with AIFRS, the possibility cannot be excluded that the accompanying disclosures may require adjustment.

Reconciliation of net profit as presented under AGAAP to that under AIFRS

YEAR ENDED 30 JUNE 2005	Note	Consolidated 30 June 2005 $000
Net profit after tax and outside equity interests as reported under AGAAP		**101,462**
Amortisation of goodwill	A	44,079
Amortisation of intangible assets *	B	(803)
Derecognition of restructuring provisions	C	(14,787)
Pre 1 July 2004 business combination transitional adjustments	C	7,791
Share based payment expense	D	(8,973)
Assets held for sale	E	(125)
Tax effect of unremitted earnings from subsidiaries and associates and lower recognition hurdles	J	(1,780)
Other	K	277
Net profit after tax and outside equity interests under AIFRS		**127,141**

*Excludes amortisation of acquired intangible assets arising from the acquisitions of EquiServe Inc and the Pacific Corporate Trust Company. Please refer to 'B' below for further details.

The above reconciliation of net profit should be read in conjunction with the accompanying notes.

Reconciliation of equity as presented under AGAAP to that under AIFRS

	Note	Consolidated 30 June 2005** $000	1 July 2004* $000
Total equity under AGAAP		**755,147**	**604,867**
Adjustments to retained earnings (net of tax)			
Write back of goodwill amortisation	A	44,079	
Amortisation of intangible assets	B	(803)	
Derecognition of restructuring provisions	C	(14,787)	
Pre 1 July 2004 business combination transitional adjustments	C	7,791	
Recognition of share based payment expense	D	(9,928)	(955)
Write back on held for sale assets	E	-	125
Other	K	(1,499)	(1,776)
Adjustments to other reserves (net of tax)			
Recognition of share based payment reserve	D	11,089	1,176
Tax effect of unremitted earnings from subsidiaries and associates and lower recognition hurdles	J	(4,044)	(2,674)
Total equity under AIFRS		**787,045**	**600,763**

* This column represents the adjustments as at the date of transition to AIFRS
** This column represents the cumulative adjustments as at the date of transition to AIFRS and those for the year ended 30 June 2005.

The above reconciliation of equity should be read in conjunction with the accompanying notes.

Explanation of key differences in accounting policy expected to arise upon the adoption of AIFRS

An explanation of the estimated material adjustments resulting from differences between current Computershare accounting policies under Australian accounting standards and AIFRS are summarised below. Both the AASB and the IASB have a number of ongoing projects in place which may impact on the differences described below and the future financial results of the Group.

A. *Annual impairment testing of goodwill*

- Goodwill will no longer be amortised but subject to annual impairment testing. In accordance with the AASB 138 *Intangible Assets*, this impairment testing will be based on the higher of fair value less costs to sell and value in use (discounted cash flows) of each cash generating unit within the Group.
- Computershare has elected to adopt the option to "grandfather" all pre-1 July 2004 acquisitions, as permitted under AASB 1, *First Time Adoption of AIFRS*. This means that the carrying value of goodwill as at 1 July 2004 will not be adjusted upon the adoption of AIFRS, subject to any impairment testing both on transition and on an on-going basis.
- Accordingly the current year goodwill amortisation expense recorded in the financial results of the consolidated Group has been reversed in full under AIFRS. This results in a $44.1 million increase in the Group's reported profits.
- Impairment testing of goodwill is completed each year end and half year end. Based on the impairment testing review and sensitivity analysis performed to date, no impairment is expected as at 30 June 2005.
- There is no impact of the above on the parent company.

B. *Acquired intangible assets*

- All post 1 July 2004 business combinations have been re-stated to comply with AIFRS with the exception of EquiServe Inc. and the Pacific Corporate Trust Company.
- Most significantly this involved the collection of data for material acquisitions to enable the valuation of intangible assets which were previously subsumed in goodwill as required by AASB 3 *Business Combinations*. Separately identified intangible assets to date include customer relationships, contracts and proprietary software. Accordingly, intangible assets with an original cost of approximately $6.4 million will be reclassified from goodwill to intangible assets.
- Intangible assets with a finite life must be amortised on a straight line basis over the life of the asset. The total cumulative amortisation expense from the date of acquisition to the reporting date is estimated to be $0.8 million, which partially offsets the positive impact of reversing the goodwill amortisation expense noted above.
- Intangible assets with an indefinite life must be tested annually for impairment (on the same basis as goodwill) and is completed at each year end and half year end. Based on the impairment testing review and sensitivity analysis performed to date, no impairment is expected as at 30 June 2005.
- Regulatory approval for the acquisition of the Pacific Corporate Trust Company and EquiServe Inc. was received on 14 June 2005 and 17 June 2005 respectively. Due to the close proximity to the balance date it has not been practical to ascertain reliable valuations for intangible assets. These valuations are in the process of being determined and the disclosures provided above will be adjusted to include the cumulative financial impact (including associated deferred tax) in the Group's financial report for the half year ending 31 December 2005. Whilst quantification cannot be reliably estimated at this point, the likely impact on the Group's results will be a decrease in goodwill and an increase in intangible assets reported in the balance sheet. An amortisation expense for intangible assets for the period since acquisition will also be recorded.
- The parent company has no acquired intangible assets requiring adjustment as at 30 June 2005.

C. *Business combinations*

Restructuring provisions

- Under AASB 3 *Business Combinations* and AASB 137 *Provisions, Contingent Liabilities & Contingent Assets* restructuring provisions arising as a result of a business combination are no longer included in the calculation of goodwill unless the acquiree was committed to the restructure prior to the acquisition. Instead any restructuring provision arising as a result of a post 1 July 2004 business combination will be recorded as an expense in the statement of financial performance.
- Computershare has applied this change in accounting policy to all post 1 July 2004 business combinations, including EquiServe Inc. and the Pacific Corporate Trust Company. This is expected to result in a decrease of approximately $14.8 million in the original cost of goodwill and a decrease in net profit after tax of approximately $14.8 million. As previously noted, given the proximity of these acquisitions to 30 June 2005, best estimates have been used in quantifying this adjustment and the actual cost to the business is being monitored on an on-going basis.
- The parent company has no restructuring provisions requiring adjustment under AASB 3 and AASB 137 at the reporting date.

Grandfathered acquisitions

- Computershare has elected to adopt the option to grandfather all pre 1 July 2004 acquisitions as permitted under AASB 1. Under the transitional rules, adjustments to the carrying value of goodwill as at 30 June 2004 can only be made under very limited circumstances. These circumstances are different to both current Australian accounting standards and AASB 3 which will be applied to all post 1 July 2004 acquisitions.
- The estimated impact is an increase in current year net profit after tax of $7.8 million with a corresponding increase in equity which primarily relates to the utilisation of pre acquisition tax losses previously booked against goodwill as permitted by Australian accounting standards. It should be noted that this adjustment is a result of applying the transitional rules only.
- There is no impact of the financial results of the parent company as at 30 June 2005.

D. Share based payments

- Equity based compensation in the form of shares will be recognised as an expense in the period during which the employee provides related services in accordance with AASB 2 Share Based Payments. Currently Computershare only recognises an expense for shares purchased on market.
- The impact of this change is estimated to be a decrease in consolidated net profit after tax of $8.9 million in the AIFRS current financial year statement of financial performance.
- Opening retained earnings have decreased by $1.0 million representing the cumulative impact of applying the new accounting standard to share based payments vesting on or before 30 June 2004. A corresponding increase of $11.1 million has been recorded in other reserves representing the cumulative movement in the share based payments expense plus the deferred tax adjustment deferred in equity rather than reported in current income tax expense until vesting date in accordance with AASB 112 Income Taxes (refer J below) and the country specific tax regulations applicable to the Computershare Group.
- The impact on the results of Computershare Limited (the parent company) is a decrease in net profit after tax of $0.6 million in the AIFRS June 2005 statement of financial performance. Total parent company net assets are expected to increase by $9.9 million representing an expected increase in the share based remuneration reserve of $10.8 million offset by an expected decrease in cumulative retained earnings of $0.9 million.
- In regard to options, Computershare will not be required to recognise an expense for unvested options under AIFRS as all of the Group's unvested options were issued before 7 November 2002 and therefore fall under the exemption available in AASB 1.

E. Non-current assets held for sale

- In accordance with AASB 5 *Non-current assets held for sale and discontinued operations*, non-current assets held for sale will be separately classified and measured at the lower of carrying value or fair value less costs to sell. Depreciation of held for sale assets will cease.
- As at 30 June 2004 two properties owned by the Group were considered to be held for sale requiring separate identification in the AIFRS balance sheet. Both properties were sold in the current financial year. The depreciation expense associated with these assets has been reversed. The impact is a decrease in the current year depreciation expense of $22,000 and an increase in opening retained earnings of $0.1 million (representing depreciation expense recognised on these assets in the financial year ended 30 June 2004). As a result the carrying value of the assets subsequently sold increased from $2.4 million to $2.6 million, reducing the gain on sale reported in the current financial year by $0.2 million. The same AIFRS accounting adjustment is required in the parent company's financial results for the year ended 30 June 2005.
- One property valued at $4.4 million met the held for sale criteria as at 30 June 2005. This property has been separately identified as a held for sale asset in the Group's AIFRS balance sheet as at 30 June 2005.
- Under current Australian GAAP gross proceeds from the sale of assets are recognised as revenue and the carrying amount of the asset sold is recognised as an expense. Upon conversion to AASB 116 *Property Plant and Equipment* the net profit on sale of assets will be recognised as income. The impact on the 30 June 2005 AIFRS statement of financial performance is a reclassification of $26.9 million from expenses to other revenue. The net impact on profit after tax is $nil.

F. Impairment testing of fixed assets

- Similar to goodwill, the carrying value of fixed assets will be subject to impairment testing under AIFRS. Impairment testing is only required when an impairment indicator is triggered. In accordance with AASB 136 Impairment of Assets, this impairment testing will be based on the higher of fair value less costs to sell and value in use (discounted cash flows) of each cash generating unit within the Group. Impairment testing of fixed assets has been reviewed at 30 June 2004 and no impairment indicators were identified as triggered during the year ended 30 June 2005. Accordingly, no impairment is expected for either the consolidated Group or the parent company.

G. Internally developed intangible assets

- Computershare has not previously adopted a policy of recognising internally developed software as an intangible asset. As a result no adjustment will be required upon transition to AIFRS. Computershare's existing accounting policy will continue unchanged under AIFRS.

H. Foreign currency translation reserve

- AASB 1 allows first time adopters to deem all cumulative translation differences for all foreign operations to be zero at the date of transition to AIFRS. The application of this exemption would mean that the gain or loss on a subsequent disposal of any foreign operation would exclude translation differences that arose before the date of transition to AIFRS.
- Computershare has elected not to apply the above exemption available within AASB 1 and as a result no adjustment will be required upon transition to AIFRS.

I. Defined benefit superannuation funds

- Under AASB 119 *Employee Benefits* any actuarial surplus or deficit relating to a defined benefit superannuation fund must be recorded as an asset or liability of the employer, with the movement being recorded in the statement of financial performance.
- As at 30 June 2004 Computershare operated defined benefit superannuation funds in Hong Kong and India for a small number of employees. During 2005 Computershare acquired two German based companies, E-magine and Acxiom, which also operate defined benefit superannuation funds. The defined benefit superannuation fund in Hong Kong has been wound up in the current financial year.
- The impact of the transitional adjustments under AIFRS relating to defined benefit superannuation funds both individually and cumulatively are immaterial to the Group therefore no adjustments have been recorded.

J. Deferred tax assets & liabilities

- Deferred tax assets and liabilities are calculated using the "balance sheet" approach as required by AASB 112 *Income Taxes*. Changes in the criteria for the recognition of deferred tax assets and liabilities under AIFRS results in the recognition of deferred tax assets and liabilities not previously recognised under current accounting standards.
- Tax effect accounting will also follow the underlying transaction under AIFRS. As a result, some tax effects may be recognised in reserves rather than the statement of financial performance.
- Under AIFRS the recognition hurdle for deferred tax assets has been lowered from "virtual certainty" to "probable". The expected financial impact of the lower recognition hurdle under AIFRS is a cumulative deferred tax asset of $1.0 million as at 30 June 2005. Of this amount, $1.7 million is a credit to opening retained earnings and the remaining $0.7 million is a current period expense. No adjustment is expected in relation to the parent company financial results.
- AASB 112 *Income Taxes* requires companies to recognise the tax effect of the difference between the original cost of an investment in a subsidiary or an associate and the carrying value at reporting date. The impact of this change is the recognition of additional deferred tax liabilities of approximately $5.1 million as at 30 June 2005. Of this amount, $3.9 million represents a decrease in opening retained earnings and $1.1 million is a current period expense. The remaining $0.1 million relates to the movement in foreign exchange rates upon translation of opening retained earnings and therefore has been recorded against other reserves. No AIFRS transitional adjustment is expected in the parent company's financial results.
- The deferred tax impact of AIFRS accounting adjustments are expected to result in an increase in deferred tax assets of $1.8 million and an increase in deferred tax liabilities of $10,000. Of these adjustments $0.2 million has been recorded separately in reserves rather than income tax expense. The cumulative deferred tax impact of AIFRS accounting adjustment relating to the parent company are expected to be $nil as at 30 June 2005.
- The deferred tax effect of other AIFRS transitional accounting adjustments must also be reflected in the June 2005 AIFRS statement of financial position and the statement of financial performance and has been included under each relevant note within this narrative.

K. Other

- Other includes smaller adjustments arising from a change in timing associated with the recognition of non-recurring transactions within the Group. The overall impact is expected to be a decrease in opening retained earnings of $1.8 million, an increase in current year net profit after tax of $0.3 million, and an increase in other non-current liabilities of $2.1million. Of these total adjustments, the impact on the parent company is expected to be a decrease in opening retained earnings of $0.5 million, and an increase in current year net profit after tax of $0.5 million.

L. Outside equity interests

- The change in net profit attributable to outside equity interests represents the proportionate share of additional expenses relating to share based remuneration and a decrease in goodwill amortisation expense. The net impact is immaterial to the Group's result therefore no adjustment has been included in the disclosures outlined above.

M. Financial instruments – disclosure and presentation

- As permitted under the transitional accounting standards, Computershare has elected to apply *AASB 132 Financial Instruments: Disclosure and Presentation* and *AASB 139 Financial Instruments: Recognition and Measurement* from 1 July 2005 onwards. This allows the Group to continue to apply current accounting standards to the 30 June 2005 financial statements.
- Accordingly, no adjustments in respect of financial instruments are included in the quantitative disclosures provided above. In addition, Computershare is not required to re-state its prior year comparatives in the 30 June 2006 financial statements.

Reset preference shares

- Under AASB 132, the Group's reset preference shares would have been reclassified as debt rather than equity. Reset dividends paid of $1.3 million would have been reclassified as interest expense. On 30 September 2004 the Group's reset preference shares were converted into ordinary shares. As stated above, given that AASB 132 will be applied from 1 July 2005, this eliminates the need for future reclassifications upon conversion to AIFRS.

Derivative financial instruments

- Computershare currently applies hedge accounting to all financial instruments and accordingly, these transactions are recorded off balance sheet. Upon adoption of AASB 139, the fair value of all derivative financial instruments will be recorded on balance sheet.
- In order to qualify for hedge accounting treatment under AIFRS detailed documentation standards must be met. Computershare has undertaken a review of its current hedge documentation procedures to ensure compliance with the detailed and specific requirements of AASB 139.
- In addition to meeting detailed documentation standards, Computershare must be able to demonstrate that its derivative financial instruments are highly effective both retrospectively and prospectively. Over the last six month period Computershare has undertaken a detailed review of both the accounting and system requirements to efficiently complete hedge effectiveness testing on a periodic basis.
- As at 1 July 2005 hedge documentation and effectiveness testing has been completed for all interest rate derivatives. Based on this preliminary assessment the majority of interest rate derivatives are expected to qualify for hedge accounting under AIFRS.
- Under AIFRS cash flow hedges which meet the documentation and effectiveness testing conditions outlined above will be recorded on balance sheet at fair value. The effective portion of the total gain or loss on the actual hedging instrument will be recorded directly in equity, any ineffective portion will be recorded in the statement of financial performance. There is a minimal cumulative impact on profit expected.

- Under AIFRS fair value hedges which meet the documentation and effectiveness testing conditions outlined above will also be recorded on balance sheet at fair value. The cumulative gain or loss from re-measuring the actual hedging instrument to fair value will be recognised in the statement of financial performance. This will be offset by the cumulative gain or loss on the underlying hedged item to the extent that the hedging relationship is effective. There is a minimal cumulative impact on profit expected.
- Under AIFRS the fair value of financial instruments which do not satisfy the hedge criteria will also be recorded in the balance sheet, but changes in their fair value will be taken directly to the profit & loss account.

External investments in listed and unlisted shares

- Investments in external parties are currently recorded at original cost. Under AIFRS these investments will be recorded at fair value, with changes in fair value recognised directly in equity until the underlying asset is derecognised. Computershare's significant existing investments in external parties are held for strategic rather than profit making purposes, therefore the change in fair value is recorded in equity rather than the statement of financial performance.
- As at 30 June 2005 the fair value of listed and unlisted shares in external parties is approximately $5.1 million compared to the reported original cost of $5.9 million. The impact of this unrealised loss upon the financial instrument transitional reporting date (1 July 2005) is estimated to be a decrease of $0.8 million in current and non-current financial assets. A corresponding adjustment would be recorded in reserves.

N. On-going project work

- The adjustments disclosed in this note are based on management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of the transition to AIFRS may differ from the estimates disclosed as a result of amendments or additional standards and interpretations issued by the AASB and the IASB, emerging accepted practice in the interpretation and application of AIFRS, and on-going work by the Computershare project team. Until the Group prepares its first full financial statements in accordance with AIFRS, the possibility cannot be excluded that the accompanying disclosures may require adjustment.

2. Operating Profit

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
(a) Profit from ordinary activities is after crediting the following revenues:				
Revenue from operating activities				
Sales revenue				
Rendering of services	1,063,478	871,240	-	
Revenue from outside the operating activities				
Net foreign exchange gains/(losses) (refer also to borrowing costs)	2,770	698	(557)	1,966
Dividends received from:				
- other persons	1	210	-	
- controlled entity	-		47,249	26,773
Interest received from:				
- other persons	8,351	3,469	508	243
- controlled entities	-		394	1,045
Rent received and sub-lease rentals	-	1,178	-	
Other fees received from controlled entities	-		19,078	26,417
Gross proceeds from the sale of:				
- Property, plant & equipment and investments	42,016	66,137	19,367	121
Other revenue items in total	826	3,501	12	58
Total other revenues	53,964	75,193	86,051	56,623
Total revenue from ordinary activities (excluding share of net profits of associates accounted for using the equity method)	1,117,442	946,433	86,051	56,623

2. Operating Profit continued

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Profit from ordinary activities is after charging the following expenses:				
Depreciation and amortisation				
Depreciation of property, plant and equipment	25,957	22,157	255	722
Amortisation of:				
- Leased assets	2,306	4,478	-	275
- Leasehold improvements	2,980	3,342	19	7
- Goodwill	44,664	33,494	-	-
- Other deferred expenses	1,626	1,003	-	248
Total depreciation and amortisation	77,533	64,474	274	1,252
Borrowing costs				
Interest paid:				
- to other persons	15,406	7,271	-	-
- on finance leases	-	271	-	9
- to controlled entities	-	-	1,749	937
Loan facility fees	2,083	1,478	-	-
Total borrowing costs	17,489	9,020	1,749	946
Other operating expense items				
Operating lease rentals	47,474	39,922	220	441
Technology spending - research and development	44,900	41,100	-	-
Provision for/(reduction in) employee entitlements	2,713	(78)	112	(253)
Net charge to provision for doubtful trade debts	692	151	-	-
Expense from sale of non-current assets	27,519	53,169	9,230	65
(Profit)/ loss on sale of non-current assets	(12,778)	(9,922)	(10,169)	(392)

(b) Individually Significant Items

Included in the consolidated statement of financial performance are the following significant items:

- The sale of the Group's shares in E*Trade Australia Limited;
- The sale of Computershare's former premises in Melbourne; and
- The revaluation of land in Melbourne.

	E*Trade shares $000	Premises $000	Total $000
Net sale Proceeds	13,402	5,102	18,504
Written down value	(6,690)	(2,371)	(9,061)
Gain on sale	6,712	2,731	9,443
Land write down	-	(449)	(449)
Tax effect	-	134	134
Gain on sale	6,712	2,416	9,128

Individually significant items in the year ended 30 June 2004 included the sale and leaseback of Computershare Limited's premises in the UK (the Pavilions) *comprising of land and buildings. The gain on the sale of the premises comprised of the following:*

	$000
Sale Proceeds	51,758
Written down value	(46,076
Gain on Sale	5,682

	$000
Expenses	
UK restructuring	(4,967)
Tax effect	1,490
	(3,477)

3. Income Tax

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:				
Operating profit	136,252	110,657	56,386	33,746
Prima facie income tax expense thereon at 30%	40,876	33,197	16,916	10,123
Tax effect of permanent differences:				
Amortisation of goodwill not deductible	9,267	6,697	-	
Research and development allowance	(1,850)	(1,238)	-	
Non deductible provisions	(1)	570	53	1,020
Benefit of tax losses not brought to account	(617)	961	-	
Write off of deferred tax liability on sale of UK buildings (the Pavilions)	-	(4,334)	-	
Tax free profit on sale of UK buildings (due to indexation allowance)	-	(1,705)	-	
Non-assessable and rebatable dividends	(3,206)	(6,577)	(14,175)	(8,031)
Other deductible items	(3,642)	-	(160)	(99)
Non assessable accounting profit on the sale of E*Trade	(2,013)		(2,013)	
Non assessable accounting profit on disposal of assets	(2,068)	-	(1,010)	
Borrowing costs	(6,628)	(2,685)	-	
Other	(1,543)	(494)	-	
Prior year tax (over)/under provided	1,555	693	-	545
Effect of different tax rates on overseas income	780	1,491	-	
Effect of change in tax rate - other	(47)	435	-	
Income tax expense/(benefit) on operating profit/(loss) before impact of tax consolidation	30,863	27,011	(389)	3,558

As at 30 June 2005 companies within the consolidated entity had estimated unconfirmed gross income tax losses (including capital losses) of $111,954,675 (2004: $127,715,983) available to offset against future years' taxable income. The parent company had estimated unconfirmed gross income tax losses (including capital losses) of $14,756,235 as at 30 June 2005. The benefit of these losses has not been brought to account as realisation is not virtually certain. The benefit for these tax losses will only be obtained if:

(a) the companies derive future assessable income of a nature and of an amount sufficient to enable the benefits from the deductions for the losses to be realised;

(b) the companies continue to comply with the conditions for deductibility imposed by tax legislation; and

(c) no changes in the taxation legislation adversely affect the companies in realising the benefit from the deductions for the losses.

4. Retained Profits and Dividends

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Retained profits				
Retained profits at the beginning of the financial year	170,750	128,366	54,125	61,279
Ordinary dividends provided for or paid	(55,105)	(30,027)	(55,105)	(30,027)
Reset preference dividends provided for or paid	(1,282)	(7,571)	(1,282)	(7,315)
Transfer from the asset revaluation reserve	542	-	542	-
Net profit/(loss) attributable to members of Computershare Limited	101,462	79,982	56,775	30,188
Retained profits at the end of the financial year	216,367	170,750	55,055	54,125
Equity				
Total equity at the beginning of the financial year	604,867	588,407	507,583	533,394
Total changes in equity recognised in the Statements of Financial Performance	81,878	70,090	56,233	30,188
Transfer from asset revaluation reserve to retained profits	542	-	542	-
Transactions with owners as owners:				
Contributed equity – ordinary shares, net of buy-backs	241,775	14,106	241,775	14,105
Contributed equity – reset preference shares, net of buy-backs	(114,432)	(32,762)	(114,432)	(32,762)
Dividends – ordinary shares	(55,105)	(30,027)	(55,105)	(30,027)
Dividends – reset preference shares	(1,282)	(7,571)	(1,282)	(7,315)
Total changes in outside equity interests	(3,096)	2,624	-	-
Total equity at the reporting date	755,147	604,867	635,314	507,583
Dividends				
Ordinary				
Dividends paid during the financial year in respect of the previous year, 5 cents per share (2004 – 2.5 cents) fully franked on tax paid at 30%	26,928	13,530	26,928	13,530
Dividends paid in respect of the current financial year June 2005, 5 cents per share, partially franked at 10% per share (June 2004, 3 cents per share fully franked) on tax paid at 30%	28,177	16,498	28,177	16,498
Reset Preference				
Dividends paid during the financial year in respect of the previous year – fully franked on tax paid at 30%	535	676	535	676
Dividends paid and proposed in respect of the current financial year – fully franked on tax paid at 30%	1,282	7,571	1,282	7,315

For details of dividend entitlements on reset preference shares refer to note 19(a)

The directors have determined that a final dividend of 6 cents per share unfranked in respect of the year ended 30 June 2005 is to be paid on 23 September 2005. As the dividend was not declared until 15 August 2005 a provision has not been recognised as at 30 June 2005.

Dividend franking account				
Franking credits available for subsequent financial years based on a tax rate of 30%	271	15,864	271	15,864

The above amounts represent the balance of the franking account on a tax paid basis.

5. Earnings per Share

	Calculation of Basic EPS $000	Calculation of Diluted EPS $000	Calculation of Normalised Basic EPS $000	Calculation of Normalised Diluted EPS $000
Year end 30 June 2005				
Earnings per share (cents per share)	17.91 cents	18.09 cents	16.28 cents	16.47 cents
Net profit	105,389	105,389	105,389	105,389
Outside equity interest (profit)/loss	(3,927)	(3,927)	(3,927)	(3,927)
Exclusion of normalising equity transactions, net of tax (refer note 2(b)):				
- Sale of investments, land & buildings	-		(9,128)	(9,128)
Dividends on reset preference shares	(1,282)		(1,282)	
Net profit	**100,180**	**101,462**	**91,052**	**92,334**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	559,299,480		559,299,480	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		560,726,679		560,726,679
Employee options on issue that are not dilutive and therefore not included in the calculation of diluted EPS are shown in the table of employee options in note 19 and marked with (A)				
Year end 30 June 2004				
Earnings per share (cents per share)	13.30 cents	13.61 cents	12.89 cents	13.23 cents
Net profit	83,646	83,646	83,646	83,646
Outside equity interest (profit)/loss	(3,664)	(3,664)	(3,664)	(3,664)
Exclusion of normalising equity transactions, net of tax (refer note 2(b)):				
- Sale of land & buildings	-		(2,205)	(2,205)
Dividends on reset preference shares	(7,313)		(7,313)	
Net profit	**72,669**	**79,982**	**70,464**	**77,777**
Weighted average number of ordinary shares used as denominator in calculating basic earnings per share	546,570,016		546,570,016	
Weighted average number of ordinary and potential ordinary shares used as denominator in calculating diluted earnings per share		587,684,215		587,684,215

Employee options on issue that are not dilutive and therefore not included in the calculation of diluted EPS are shown in the table of employee options in note 19 and marked with (B)

6. Receivables

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Current				
Trade debtors	202,496	138,252	68	291
Trade debtors – controlled entities	-		14,329	16,296
Tax related receivables – controlled entities	-		547	204
Total trade debtors	202,496	138,252	14,944	16,791
Less: Provision for doubtful debts	(5,451)	(4,759)	-	-
Trade debtors, net	197,045	133,493	14,944	16,791
Accrued revenue	44,647	37,199	-	-
Other non-trade amounts	21,272	8,854	3,251	3,831
Interest receivable	7,380	2,073	-	-
	270,344	181,619	18,195	20,622
Non-Current				
Non-trade amounts owing by controlled entities	-		64,743	153,245
Foreign tax credits	1,633	1,598	1,621	1,519
	1,633	1,598	66,364	154,764

7. Other Financial Assets

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Current				
Broker client deposits (a) (refer note 14)	33,612	50,745	-	-
Unlisted shares in unrelated entities, at cost	3,691	199	-	-
	37,303	50,944	-	-

(a) An overseas entity is a licensed deposit taker. As at year end this controlled entity has accepted deposits in its own name, and recorded these funds as other financial assets together with a corresponding liability. The deposits are insured through a local regulatory authority.

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Non-Current				
Investments:				
Shares in listed companies (a)	1,126	9,683	871	6,890
Unlisted shares in unrelated entities, at cost	1,080	900	-	-
Unlisted shares in controlled entities, at cost	-	-	578,402	391,002
Investments accounted for using the equity method (notes 34 and 35)	6,402	4,330	-	-
Other	-	353	-	16
	8,608	15,266	579,273	397,908
(a) Market value of shares in unrelated listed companies	4,331	14,282	613	13,917

8. Inventories

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Raw materials and stores, at cost	3,082	3,515	-	
Work in progress, at cost	1,764	3,478	-	-
	4,846	6,993	-	-

9. Other

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Current				
Prepayments	24,265	19,595	88	208
	24,265	19,595	88	208

10. Property, Plant and Equipment

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Land - at cost [a]				
Opening balance	2,977	11,784	900	900
Disposals	(2,463)	(8,785)	(900)	-
Currency translation differences	(131)	(22)	-	-
Closing balance	383	2,977	-	900
Buildings, freehold - at cost [a]				
Opening balance	7,377	50,525	2,203	2,200
Additions	1,573	163	189	3
Disposals	(9,071)	(42,012)	(2,200)	-
Transfers	1,878	(831)	-	-
Currency translation differences	(366)	(468)	-	-
Closing balance	1,391	7,377	192	2,203
Buildings, leasehold - at cost [a]				
Opening balance	7,148	6,315	-	-
Additions	1,104	351	-	-
Transfers	(288)	87	-	-
Currency translation differences	(704)	395	-	-
Closing balance	7,260	7,148	-	-
Accumulated depreciation				
Opening balance	5,439	7,535	756	668
Depreciation for the year	787	1,244	32	88
Disposals	(3,241)	(3,524)	(785)	-
Transfers	-	(29)	-	-
Currency translation differences	(370)	213	-	-
Closing balance	2,615	5,439	3	756
Net book value of land and buildings	6,420	12,063	189	2,347

10. Property, Plant and Equipment continued

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Plant and Equipment - at cost				
Opening balance	128,779	110,065	934	1,007
Acquisitions through subsidiaries and businesses acquired	8,196	2,329	-	-
Additions	23,790	14,759	287	-
Disposals	(275)	(985)	(159)	(73)
Transfers	4,371	863	-	-
Currency translation differences	(7,905)	1,748	-	-
Closing balance	156,856	128,779	1,062	934
Accumulated depreciation				
Opening balance	89,240	70,583	751	501
Depreciation for the year	22,087	17,221	176	281
Disposals	(524)	(855)	(158)	(31)
Transfers	3,396	596	-	-
Currency translation differences	(5,444)	1,695	-	-
Closing balance	108,755	89,240	769	751
Net book value of plant and equipment	48,201	39,539	293	183
Fixtures and fittings - at cost				
Opening balance	26,466	23,956	1,349	1,349
Acquisitions through subsidiaries and businesses acquired	4,721	1,378	-	-
Additions	2,718	3,148	61	-
Disposals	(1,216)	(3,197)	(1,012)	-
Transfers	(3,257)	776	-	-
Currency translation differences	(2,079)	405	-	-
Closing balance	27,353	26,466	398	1,349
Accumulated depreciation				
Opening balance	12,742	10,739	1,226	878
Depreciation for the year	2,997	3,627	41	348
Disposals	(1,160)	(2,774)	(1,009)	-
Transfers	477	761	-	-
Currency translation differences	(1,106)	389	-	-
Closing balance	13,950	12,742	258	1,226
Net book value of fixtures and fittings	13,403	13,724	140	123

10. Property, Plant and Equipment continued

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Motor vehicles – at cost				
Opening balance	595	666	75	75
Acquisitions through subsidiaries and businesses acquired	164	25	-	-
Additions	164	41	-	-
Disposals	(183)	(144)	-	-
Currency translation differences	(47)	7	-	-
Closing balance	693	595	75	75
Accumulated depreciation				
Opening balance	400	460	49	44
Depreciation for the year	86	65	6	5
Disposals	(166)	(128)	-	-
Currency translation differences	(26)	3	-	-
Closing balance	294	400	55	49
Net book value of motor vehicles	399	195	20	26
Leased plant and equipment - at cost				
Opening balance	19,826	8,968	-	2,706
Acquisitions through subsidiaries and businesses acquired	101	11,248	-	-
Additions	-	2,119	-	-
Disposals	(11)	(2,851)	-	(2,706)
Transfers	-	-	-	-
Transfer to owned assets on expiry of lease	(2,016)	(895)	-	-
Currency translation differences	(3,608)	1,237	-	-
Closing balance	14,292	19,826	-	-
Accumulated amortisation				
Opening balance	8,197	5,267	-	2,078
Amortisation for the year	2,306	4,478	-	275
Disposals	-	(2,415)	-	(2,353)
Transfers	(3,204)	-	-	-
Transfer to owned assets on expiry of lease	-	(169)	-	-
Currency translation differences	(3,132)	1,036	-	-
Closing balance	4,167	8,197	-	-
Net book value of leased plant and equipment	10,125	11,629	-	-

10. Property, Plant and Equipment continued

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Leasehold improvements - at cost				
Opening balance	24,499	21,572	105	105
Acquisitions through subsidiaries and businesses acquired	9,652	2,105	-	-
Additions	2,299	797	-	-
Disposals	(8,921)	(96)	-	-
Currency translation differences	(2,564)	121	-	-
Closing balance	24,965	24,499	105	105
Accumulated amortisation				
Opening balance	9,262	5,648	86	79
Amortisation for the year	2,980	3,342	19	7
Disposals	(8,911)	13	-	-
Currency translation differences	(1,336)	259	-	-
Closing balance	1,995	9,262	105	86
Net book value of leasehold improvements	22,970	15,237	-	19
Total property, plant and equipment	101,518	92,387	642	2,698

(a) The directors consider that on an existing use basis at 30 June 2005 the current market value of land and buildings is not materially different, in the context of the financial statements, to the cost as presented above.

11. Tax Assets

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Current				
Refunds receivable	20,627	3,493	-	2,093
	20,627	3,493	-	2,093
Non-Current				
Future income tax benefit				
- Attributable to carry forward tax losses	20,626	13,668	-	-
- Attributable to timing differences	22,444	7,250	3,075	1,632
	43,070	20,918	3,075	1,632

12. Intangibles – Goodwill

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Goodwill - at cost	1,482,214	833,599	-	-
Less: Accumulated amortisation	(178,085)	(134,696)	-	-
	1,304,129	698,903	-	-

13. Other

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Other	12,082	4,874	-	-
	12,082	4,874	-	-

14. Payables

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Current				
Trade creditors – unsecured	24,515	19,628	-	303
Trade creditors – intercompany	-	-	13,005	1,524
GST/VAT payable	5,602	4,523	-	-
Employee entitlements (refer note 21)	11,829	9,253	248	211
Other loans – unsecured, non-interest bearing	-	1,172	-	-
Broker client deposits (refer note 7)	33,612	50,745	-	-
Other creditors and accruals	203,352	118,422	1,504	1,117
Other payables	312	-	-	-
	279,222	203,743	14,757	3,155
Non-Current				
Other creditors	12,729	331	-	-
	12,729	331	-	-

15. Interest Bearing Liabilities

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Current				
Bank loans (a)	-	1,452	-	-
Revolving multi-currency facility (b)	97,931	91,197	-	-
Lease Liability – secured (note 23b), (c)	3,336	6,175	-	-
Other	166	-	165	367
	101,433	98,824	165	367
Non-Current				
Bank loans (a)	3	529	-	-
Revolving multi-currency facility (b)	160,278	208,295	-	-
US private placement (note 29)	417,979	-	-	-
Loans from controlled entities – unsecured	-	-	20,420	62,664
Lease liability – secured (note 23b), (c)	3,703	4,427	-	-
Other	94	-	-	-
	582,057	213,251	20,420	62,664

(a) Bank loans represent borrowings by Computershare Limited and other entities.

(b) The consolidated entity maintains two revolving multi-currency facilities. The first revolving multi-currency facility is for $100,000,000. This facility was drawn to Australian dollar equivalent of $97,931,062 at 30 June 2005. This facility terminates on 21 March 2006. The second revolving multi-currency facility is $300,000,000 and terminates on 21 March 2008. This facility was drawn to Australian dollar equivalent of $160,277,638 at 30 June 2005. These facilities are subject to negative pledge agreements which impose certain covenants upon the consolidated entity.

(c) The lease liability is secured directly against the assets to which the leases relate.

16. Tax Liabilities

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Current				
Provision for income tax	18,576	2,341	3,592	-
	18,576	2,341	3,592	-
Non-Current				
Provision for deferred income tax on timing differences	10,377	9,427	114	220
	10,377	9,427	114	220

17. Provisions

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Current				
Dividend – reset preference shares	-	535	-	535
Loss on early termination of lease	552	688	-	
Future services	15,861	3,037	-	
Restructuring	14,530	18,897	-	
Provisions arisen from ordinary course of business (EquiServe)	15,084	-	-	
Other	16,983	9,410	9,000	6,000
	63,010	32,567	9,000	6,535

Movement in Provisions

Movements in each class of current provision during the financial year, other than employee benefits, are set out below.

	Dividend – Reset preference share	Restructuring	Loss on early termination of lease	Future Services	Provisions arisen from ordinary course of business (EquiServe)	Other (b)
	$000	$000	$000	$000	$000	$000
Consolidated – 2005						
Carrying amount at start of year	535	18,897	688	3,037	-	9,410
Additional provisions recognised (a)	1,282	9,400	396	20,492	16,009	15,668
Payments/other sacrifices of economic benefits	(1,817)	(7,787)	(474)	(1,959)	-	(7,820)
Reversals	-	(4,239)	-	(5,419)	(925)	-
Exchange rate impacts on opening balance	-	(1,741)	(58)	(290)	-	(275)
Carrying amount at end of year	-	14,530	552	15,861	15,084	16,983
Parent Entity – 2005						
Carrying amount at start of year	535	-	-	-	-	6,000
Additional provisions recognised	1,282	-	-	-	-	9,000
Payments/other sacrifices of economic benefits	(1,817)	-	-	-	-	(6,000)
Carrying amount at end of year	-	-	-	-	-	9,000

(a) The additional current restructuring provision, provision for future services and other provisions recognised during 2005 relates mainly to the acquisition of EquiServe.

(b) Includes staff bonus provisions relating to the financial year ended 30 June 2005.

17. Provisions continued

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Non-Current				
Employee entitlements (refer note 21)	5,135	4,998	86	236
Restructuring & future services	42,355	-	-	-
Other	-	1,894	-	-
	47,490	6,892	86	236

Movements in each class of non-current provision during the financial year, other than employee benefits, are set out below.

	Restructuring & Future Services $000	Other $000
Consolidated – 2005		
Carrying amount at start of year	-	1,894
Additional provisions recognised (a)	42,355	-
Payments/other sacrifices of economic benefits	-	(1,714)
Reversals	-	-
Exchange rate impacts on opening balance	-	(180)
Carrying amount at end of year	42,355	-

(a) The additional non-current restructuring provision recognised during 2005 relates mainly to provision for restructuring costs associated with the acquisition of EquiServe.

18. Other Liabilities

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Current				
Deferred settlement on acquisition of entity	50,310	-	-	-
Other	-	11,715	-	-
	50,310	11,715	-	-
Non-Current				
Deferred settlement on acquisition of entity	61,663	-	-	-
Lease inducements (a)	3,556	3,127	-	-
	65,219	3,127	-	-

(a) Lease inducements represent cash payments received as an allowance for leasehold improvements made to the premises. This receipt is being accounted for as a r eduction in the rental expenses over the term of the lease.

19. Contributed Equity

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Ordinary shares (b)	580,762	338,987	580,256	338,480
Reset preference shares (a)	-	114,432	-	114,432
Total contributed equity (b)	580,762	453,419	580,256	452,912

(a) On 19 August 2004 the directors announced their decision to cause the reset preference shares to be converted to ordinary shares on 30 September 2004. On 30 September 2004, 900,000 reset preference shares were converted to ordinary shares. In addition a reset preference share dividend of $1.8384 per share, fully franked, was paid in respect of the period 1 July 2004 to 30 September 2004.

(b) During the year ended 30 June 2000 Computershare Limited increased its investment in the CDS Group from 20% to 50.02% by the payment of cash and issue of Computershare Limited equity to ACN 088 820 633 Pty Ltd (the parent entity of the CDS Group). The shares were subsequently sold by the CDS Group at a profit. On consolidation this profit was eliminated and transferred to share capital and the outside equity interest leading to the difference in the share capital of the parent entity and that of the consolidated entity.

19. Contributed Equity continued

			Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Movements in ordinary shares for the last two years						
Opening balance: 546,757,627 ordinary shares (1 July 2003: 540,340,727)			338,987	324,881	338,480	324,375
Issued during the year						
Date	*Number of shares*	*Price per share*				
As a result of the exercise of employee options:						
July 2003	48,000	$1.3700	-	67	-	67
July 2003	120,000	$1.3700	-	164	-	164
August 2003	60,000	$1.3930	-	84	-	84
September 2003	72,000	$1.7600	-	127	-	127
September 2003	130,000	$1.7600	-	229	-	229
September 2003	20,000	$2.2300	-	45	-	45
October 2003	10,000	$2.2300	-	22	-	22
October 2003	20,000	$1.7600	-	35	-	35
October 2003	3,000	$1.7600	-	5	-	5
October 2003	20,000	$1.7600	-	35	-	35
December 2003	42,000	$2.2300	-	94	-	94
April 2004	10,000	$2.7700	-	28	-	28
March 2005	525,000	$2.7700	1,454		1,454	
March 2005	20,000	$2.5200	50		50	
May 2005	50,000	$2.7700	139		139	
June 2005	222,500	$2.7700	616		616	
June 2005	102,000	$2.5200	257		257	
As a result of purchases under the employee share plan:						
December 2003	1,500,000	$0.0000	-		-	
June 2004	426,546	$0.0000	-		-	
July 2004	492,276	$0.0000	-		-	
August 2004	1,333,373	$0.0000	-		-	
March 2005	587,273	$0.0000	-		-	
June 2005	234,597	$0.0000	-		-	
Exercise of options issued to CitiGroup:						
August 2003	548,271	$0.0000	-		-	
December 2004	978,781	$0.0000	-		-	
Issued as part of the consideration paid for acquisitions:						
December 2003	7,000,000	$3.1800	-	22,260	-	22,260
March 2003	2,137,083	$3.3000	-	7,052	-	7,052
August 2004	200,000	$3.0000	600		600	
June 2005	29,605,000	$6.3300	187,400		187,400	
Existing shares allocated as part of consideration paid for acquisitions:						
December 2003		$3.1800	-	136	-	136
February 2004		$3.3550	-	335	-	335
March 2004		$3.3000	-	3,177	-	3,177
June 2004		$3.2240	-	322	-	322
Reset preference share conversion						
September 2004	24,000,382	$0.0000	84,985		84,985	
Forfeited contingent shares issued in respect to prior period acquisitions:						
December 2003		$3.1800	(2,655)		(2,655)	
November 2004		$3.1800	(102)		(102)	
December 2004		$3.1800	(41)		(41)	
January 2005		$3.1800	(24)		(24)	
February 2005		$3.3600	(130)		(130)	
March 2005		$3.3000	(60)		(60)	
June 2005		$3.1800	(60)		(60)	
June 2005		$3.0000	(15)		(15)	

19. Contributed Equity continued

			Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Share buy backs						
Between 10 June and 30 June 2004 the company bought back 6,262,524 ordinary shares at an average cost of $3.21. The shares bought back represent 1.13% of issued ordinary shares at the date of the buy-back announcement. Of these shares, 512,524 did not settle until after the balance sheet date.			-	(20,103)	-	(20,103)
Between 1 July 2004 and 30 June 2005 the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The shares bought back represent 1.86% of the opening issued ordinary share capital.			(30,639)	-	(30,639)	-
Transaction costs incurred in relation to the share buy back			-	(8)	-	(8)
Closing balance: 594,888,809 ordinary shares (30 June 2004: 546,757,627)			**580,762**	338,987	**580,256**	338,480
Movements in preference shares for the last two years						
Opening balance: 1,500,000 shares (1 July 2003: 1,500,000)			**114,432**	147,195	**114,432**	147,195
Issued during the year						
Date	*Number of shares*	*Price per share*				
As a result of the preference share buy back						
January 2004	(12,357)	$101.23	-	(1,253)	-	(1,253)
February 2004	(133,171)	$103.02	-	(13,829)	-	(13,829)
March 2004	(38,590)	$103.62	-	(4,000)	-	(4,000)
April 2004	(90,539)	$104.20	-	(9,430)	-	(9,430)
May 2004	(21,285)	$105.16	-	(2,240)	-	(2,240)
June 2004	(19,251)	$102.41	-	(1,975)	-	(1,975)
August 2004	(123,407)	$103.86	(12,817)		(12,817)	
September 2004	(161,400)	$103.04	(16,630)		(16,630)	
Reset Preference share conversion						
September 2004	(900,000)		(84,985)		(84,985)	
Transaction costs incurred in relation to the share buy back			-	(36)	-	(36)
Closing balance: nil preference shares (30 June 2004: 1,184,807)			-	**114,432**	-	**114,432**

19. Contributed Equity continued

Ordinary shares

On 26 May 2004 Computershare announced its intention to buy-back up to 27,500,000 ordinary shares between 10 June 2004 and 17 December 2004 as part of on-going capital management. On 16 December 2004 Computershare announced a continuation of this buy-back until 17 June 2005 or earlier if the maximum number of shares is purchased prior to this time.

During the current financial year the company bought back 10,220,000 ordinary shares at a total cost of $30,638,938. The shares bought back represent 1.86% of the opening issued ordinary share capital.

Preference shares

On 19 December 2003 Computershare announced its intention to buy back up to 250,000 reset preference shares. This buy-back commenced on 5 January 2004 as part of on-going capital management. On 19 March 2004 Computershare announced a change in relation to this buy back in that the maximum number of shares Computershare intended to buy-back was increased to 750,000.

Between 1 July 2004 and 30 September 2004 the company bought back 284,807 reset preference shares at a total cost of $29,446,964.

Following a decision by the directors of the company to cause the reset preference shares to be converted to ordinary shares on 30 September 2004 there have been no further reset preference share buy-backs.

Options over ordinary shares

Employee options

Computershare Limited has issued the following options over ordinary shares to eligible employees. The options are generally exercisable 3 years after the date granted or earlier in the case of the employee's death or retirement. The options expire 59 months after the date issued. Each option entitles the holder to 1 ordinary share upon exercise.

Issue Date	*Expiry Date*	*Exercise Price*	*Number On Issue 30/06/04*	*Number Issued This Year*	*Number Exercised This year*	*Number Cancelled This year*	*Number On Issue 30/06/05*	
11 Feb 2000	10 Jan 2005	$6.830	2,937,050		-	2,937,050	-	A, B
07 Apr 2000	06 Mar 2005	$7.100	863,000		-	863,000	-	A, B
09 Jun 2000	08 May 2005	$6.910	116,250		-	116,250	-	A, B
02 Jul 2000	01 Jun 2005	$7.950	21,000		-	21,000	-	A, B
01 Aug 2000	01 Jul 2005	$7.920	20,000		-		20,000	A, B
15 Aug 2000	14 Jul 2005	$7.850	224,000		-	77,000	147,000	A, B
08 Sep 2000	07 Aug 2005	$8.000	975,500		-	4,500	971,000	A, B
15 Dec 2000	14 Nov 2005	$8.000	35,000		-		35,000	A, B
25 Sep 2000	24 Aug 2005	$7.970	99,000		-		99,000	A, B
29 Dec 2000	28 Nov 2005	$9.186	68,200		-		68,200	A, B
21 Feb 2001	20 Jan 2006	$5.820	13,953		-		13,953	B
26 Feb 2001	25 Jan 2006	$7.400	58,000		-		58,000	A, B
27 Apr 2001	26 Mar 2006	$6.690	18,000		-		18,000	A, B
01 Jul 2001	31 May 2006	$7.350	467,000		-		467,000	A, B
01 Jul 2001	31 May 2006	$5.950	902,500		-	142,500	760,000	A, B
02 Jul 2001	01 Jun 2006	$5.940	92,500		-	21,000	71,500	A, B
02 Jul 2001	01 Jun 2006	$7.350	74,000		-		74,000	A, B
02 Jul 2001	01 Jun 2006	$5.950	3,090,750		-	455,000	2,635,750	A, B
31 Jul 2001	30 Jun 2006	$6.150	44,250		-	7,000	37,250	A, B
06 Mar 2002	05 Feb 2007	$2.770	1,871,100		797,500	8,000	1,065,600	
06 Mar 2002	05 Feb 2007	$2.520	60,000		20,000		40,000	
10 Apr 2002	09 Mar 2007	$2.520	158,000		102,000	14,000	42,000	
27 May 2002	26 Apr 2007	$2.550	100,000		-		100,000	
Total			**12,309,053**	**-**	**919,500**	**4,666,300**	**6,723,253**	

Options in the above table that were not included in potential ordinary shares for the purposes of the 30 June 2004 diluted earnings per share, are marked with an "A" in the table above. Options in the above table that were not included in potential ordinary shares for the purposes of the 30 June 2005 diluted earnings per share, are marked with a "B" in the table above.

The market price of shares under option at 30 June 2005 was $5.86 (2004: $3.18). No options have been issued since year end.

19. Contributed Equity continued

The following options have been cancelled/lapsed after year end and before the date of this report:

Exercise date	Exercise price	Number of options lapsed / cancelled
01 July 2005	$7.92	20,000
14 July 2005	$7.85	147,000
02 August 2005	$5.95	98,000
02 August 2005	$6.15	4,750
02 August 2005	$2.77	8,000
02 August 2005	$2.52	14,000
07 August 2005	$8.00	971,000
22 August 2005	$5.95	10,000
23 August 2005	$7.35	50,000
24 August 2005	$7.97	99,000
01 September 2005	$5.95	35,000
01 September 2005	$6.15	3,000
01 September 2005	$2.52	2,000
01 September 2005	$7.40	3,000

The following options have been exercised after year end and before the date of this report:

Exercise date	Exercise price	Number of options exercised
01 September 2005	$2.77	100,000
01 September 2005	$5.95	50,000
12 September 2005	$5.95	616,000
12 September 2005	$2.77	129,500
12 September 2005	$2.52	28,000

Cancellation of options have resulted from employee resignations.

There are no unissued shares under option as at the date of this report, other than those referred to above.

Citibank options

On 28 August 2002, Computershare provided CitiGroup Global Investments with options over 12,081,633 unissued ordinary shares at an exercise price of $1.83, in connection with the strategic alliance formed on that date. As at 30 June 2004, 1,500,000 options remained over 1,500,000 unissued ordinary shares at an exercise price of $1.83. In December 2004, the issue of 978,781 ordinary shares released Computershare's obligation to Citibank and the remaining options were cancelled.

20. Reserves

	Consolidated		Parent entity	
	2005 $000	**2004 $000**	**2005 $000**	**2004 $000**
Capital redemption reserve	**3**	3	**3**	3
Asset revaluation reserve	**-**	542	**-**	542
Foreign currency translation reserve	**(47,386)**	(28,344)	**-**	-
	(47,383)	(27,799)	**3**	545
Movement during the year				
Asset revaluation reserve				
Opening balance	**542**	542	**542**	542
Transfer from Asset Revaluation Reserve	**(542)**	-	**(542)**	-
Closing balance	**-**	542	**-**	542
Foreign currency translation reserve				
Opening balance	**(28,344)**	(18,452)	**-**	-
Translation of overseas subsidiaries (a)	**(19,042)**	(9,892)	**-**	-
Closing balance	**(47,386)**	(28,344)	**-**	-

(a) This amount is the net gains and losses on hedge transactions and intercompany loans after adjusting for related income tax effects.

21. Employee Benefits

(a) Employee share and option scheme

Computershare Limited offers options over ordinary shares to eligible employees at the absolute discretion of the Board. Options are generally exercisable three years after the date granted or earlier in the case of special circumstances such as the employee's death or retirement. The exercise price of the option is set at an amount equal to the market value of the shares at the date of option grant.

During the year ended 30 June 2001 the company introduced an Exempt Employee Share Plan. The Plan gives Computershare employees the opportunity to acquire shares in Computershare Limited. Each year, participating employees can make contributions from their pre-tax salary to acquire $500 worth of shares in the company. Such employee contributions are matched by the company with an additional $500 worth of shares being acquired for each participating employee. All permanent employees in Australia with at least 3 months service and employed at the allocation date are entitled to participate in this Plan.

During the year ended 30 June 2002 a Deferred Employee Share Plan was established to enable Computershare to match dollar for dollar any employee pre-tax contributions to a maximum of $3,000 per employee. Shares purchased and funded by employee's pre-tax salary must remain in the plan for a minimum of 1 year. Matching company funded shares must be kept in the plan for a minimum of 2 years or they will be forfeited. All permanent employees in Australia with at least 3 months service and employed at the allocation date are entitled to participate in this Plan. A derivative of this Plan and the Exempt Employee Share Plan has been made available to employees in New Zealand, the United Kingdom, Ireland, Canada, South Africa and the United States of America.

Subject to the discretion of the Board, shares in the company may also be allocated to selected employees in accordance with an employee share plan on a discretionary basis having regard to special circumstances as determined by the remuneration committee. Such shares may be subject to vesting and performance criteria as determined by the Board or the remuneration committee.

Please refer to the Remuneration report for details of executive share plans.

	Ordinary shares		Options	
Number of Employee shares & options held	2005	2004	2005	2004
Opening balance	13,399,535	5,470,368	12,309,053	15,346,891
New shares/options issued	3,417,218	8,646,019	-	-
New shares/options purchased on market	1,342,919	1,490,455	-	-
Shares/options forfeited	(305,075)	(114,028)	(4,666,300)	(2,492,838)
Shares withdrawn/options Exercised	(4,382,258)	(2,093,279)	(919,500)	(545,000)
Closing balance	13,472,339	13,399,535	6,723,253	12,309,053
Total number of employees eligible to participate in the scheme	5,539	4,685	9,689	7,995
Proceeds received and receivable from share issues or option conversions during the year ($000s)	-		2,516	934
Fair value of shares issued through the employee share plan ($000s)*	78,948	32,230	-	

* Fair value for newly issued shares is determined by the closing price at the end of the day's trading on the Australian Stock Exchange and includes employee shares issued as a result of acquisition activity in the current year.

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
(b) Employee benefits recognised				
Aggregate employee entitlement liability (Refer note 17 and note 14)	16,964	20,251	334	447

(c) Number of employees

The number of full time equivalent employees as at the end of the financial year was 9,689 (2004: 7,995).

22. Foreign Currency Exposure

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Current assets				
Amounts receivable in foreign currency which are not hedged:				
- Canadian Dollars	-		-	7,316
- Euros	18,170	11,385	17	
- Hong Kong Dollars	13,905	8,430	8	203
- New Zealand Dollars	2,012	1,737	-	
- Philippines Peso	92		-	
- Pounds Sterling	-		7,705	9,084
- South African Rand	6,719	6,234	2,040	2,262
- United States Dollars	-	22,085	4,498	2,385
- Singapore Dollars	86	72	-	
- Indian Rupees	-		60	
Current liabilities				
Amounts payable in foreign currency which are not hedged:				
- Canadian Dollars	10,501	37,159	736	21
- Euro	-		-	
- Philippines Peso	-	215	-	
- Pounds Sterling	45,780	19,882	1,020	417
- South African Rand	-		-	
- United States Dollars	4,890		788	
- Indian Rupees	1,019	249	-	
Non-current assets				
Amounts receivable in foreign currency which are not hedged:				
- Canadian Dollars	-		-	
- Hong Kong Dollars	-		-	
- Euros	-	14	-	
- New Zealand Dollars	-	1,805	5,545	2,637
- Philippines Peso	-		-	
- Pounds Sterling	-		-	
- South African Rand	-		-	
- United States Dollars	-		426	1,846
Non-current liabilities				
Amounts payable in foreign currency which are not hedged:				
- Canadian Dollars	37,412	25,471	-	
- Hong Kong Dollars	-		-	21,230
- Euros	15,846		239	594
- New Zealand Dollars	-		-	
- Pounds Sterling	54,529	35,377	3,507	13,099
- South African Rand	-		-	
- United States Dollars	532,125	163,228	-	

The Australian dollar equivalents of foreign currency monetary items included in the Statement of Financial Position headings, to the extent that they are not hedged, are set out above. These amounts include the payables and receivables of foreign subsidiaries that are not hedged by other foreign currency denominated items.

23. Commitments

a) Superannuation commitments

Defined Contribution Funds

The company and its controlled entities maintain defined contribution superannuation schemes which provide benefits to all employees upon their disability, retirement or death. Employee contributions to the funds are based upon various percentages of employees' gross salaries as set out below:

Australian controlled entities contribute to the defined contribution funds as follows:-

Category 1 Management (employer contributions, voluntary employee contributions of at least 1%)

Category 2 Staff (statutory employer contributions of 9%, voluntary employee contributions)

Category 3 SGC Staff & casual and fixed term employees (statutory employer contributions, voluntary employee contributions)

Foreign controlled entities contribute to the defined contribution funds as follows:

United Kingdom entities – between 5% and 10% of employees gross salaries

United States entities – voluntary employee contributions with matching employer contribution up to 4% of employees base salaries

Canadian entities – between 2% and 7% of employees base salaries dependent upon years of service

South African entities – 12.25% of employees gross salaries

New Zealand entities – voluntary employee contributions with matching employer contribution up to 6% of employees' base salaries

Hong Kong – between 5% and 10% of employees' base salary dependent upon years of service

India – 12% of employees gross salaries

Defined Benefit Funds

1) Computershare Hong Kong Investor Services Limited maintained a defined benefit superannuation scheme which provided benefits to 112 (1 January 2004: 117) employees as at 30 June 2005.

Actuarial assessments of the fund are made at no more than three yearly intervals. Information relating to the fund based on the latest actuarial assessment of the fund at 30 June 2005 and the financial report of the fund for the year ended 30 June 2005 is set out as follows:

	Consolidated
Computershare Hong Kong Investor Services Limited – Staff Retirement Plan	**$000**
Actuarial valuation of plan assets at 30 June 2005	17,215
Actuarial valuation of aggregate past services liability at 30 June 2005	14,843
Net surplus	2,372
Actuarial valuation of vested liability at 30 June 2005	14,110

The above defined benefit superannuation scheme has been terminated.

2) Karvy Computershare Private Limited maintained a defined benefit superannuation scheme which provides benefits to 869 employees.

Actuarial valuation of plan assets is provided by the Life Insurance Corporation, which maintains the fund. The fund managers are not required to provide separate information on actuarial valuation of vested liability in India.

	Consolidated
Karvy Computershare Private Limited – Staff Retirement Plan	**$000**
Actuarial valuation of plan assets at 30 June 2005	189
Actuarial valuation of aggregate past services liability at 30 June 2005	293
Net deficit	(104)
Actuarial valuation of vested liability at 30 June 2005	293

23. Commitments continued

3) Computershare GmbH Private Limited maintained a defined benefit scheme which provides benefits to 98 employees.

Actuarial assessments of the scheme as at 30 June 2005 is set out as follows:

Computershare GmbH Private Limited – Staff Retirement Plan	Consolidated $000
Actuarial valuation of plan assets at 30 June 2005	-
Actuarial valuation of aggregate past services liability at 30 June 2005	297
Net deficit	(297)
Actuarial valuation of vested liability at 30 June 2005	297

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
(b) Finance lease commitments				
Finance lease commitments are payable as follows:				
Not later than 1 year	2,820	5,328	-	-
Later than 1 year but not later than 5 years	4,703	5,904	-	-
Total commitments	7,523	11,232	-	-
Less: Future finance charges				
Not later than 1 year	(141)	(432)	-	-
Later than 1 year but not later than 5 years	(343)	(198)	-	-
Total future finance charges	(484)	(630)	-	-
Net finance lease liability	7,039	10,602	-	-
Reconciled to:				
Current liability (note 15)	3,336	6,175	-	-
Non-current liability (note 15)	3,703	4,427	-	-
	7,039	10,602	-	-

Finance leases are entered into as a means of funding the acquisition of minor items of plant and equipment. Rental payments are generally fixed. No leases have escalation clauses other than in the event of payment default. Some leases have purchase options. Where such options exist, they are exercisable at the residual price, which is expected to approximate market prices. No lease arrangements create restrictions on other financing transactions, however the extent of outstanding finance lease obligations is included in the determination of other loan covenants.

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
(c) Operating lease commitments				
Operating lease rentals are payable as follows:				
Not later than 1 year	58,978	44,950	2,168	2,353
Later than 1 year but not later than 5 years	227,814	161,107	6,074	9,917
Later than 5 years	151,997	74,984	-	881
	438,789	281,041	8,242	13,151

Operating leases are entered into as a means of acquiring access to office facilities. Rental payments are generally fixed, but with inflation and/or market escalation clauses on which contingent rentals are determined. Operating lease commitments in respect of the rental of various premises are subject to market review at various intervals. Certain leases include an option to renew. No operating leases contain restrictions on financing or other leasing activities.

As part of the acquisition of EquiServe Inc., Computershare has committed to pay $5.5 million in computer fit out costs. As at 30 June 2005 the legal form of this commitment had not been determined but Computershare has subsequently agreed that this commitment will be satisfied via an operating lease.

24. Details of Controlled Entities

The financial years of all controlled entities is 30 June except for Computershare Canada Inc and its subsidiaries; Computershare Hong Kong Investor Services Limited (previously Central Registration (Hong Kong) Limited) and its subsidiary; Karvy Computershare Pty Limited; Transcentive Inc. and Computershare GmbH and its subsidiaries is the same as that of the parent entity. Canadian entities, Hong Kong entities, Transcentive Inc. and Computershare GmbH and its subsidiaries currently have a 31 December year end and Karvy Computershare Pty Ltd has a 31 March year end.

The consolidated financial statements as at 30 June 2005 include the following controlled entities:

Name of controlled entity	Place of incorporation		Percentage of shares held 30 June 2005 %	30 June 2004 %
Computershare Limited	Australia	(2)	-	-
ACN 080 903 957 Pty Ltd	Australia	(2)	100	100
CDS International Limited	Australia	(4)	100	100
Computershare Document Services Limited	Australia	(4)	100	100
Global eDelivery Group Pty Ltd	Australia		100	100
Computershare Document Services (WA) Pty Ltd	Australia		100	-
ACN 081 035 752 Pty Ltd	Australia	(2)	100	100
Computershare Technology Services (Philippines) Inc	Philippines	(1)	100	100
Karvy Computershare Private Limited	India	(1)(8)	50	50
Computershare Hong Kong Investor Services Limited	Hong Kong	(1)	70	76
Hong Kong Registrars Limited	Hong Kong	(1)	70	76
Georgeson Shareholder Analytics Hong Kong Limited	Hong Kong	(1)	100	-
Computershare Finance Company Pty Ltd	Australia	(4)	100	100
Computershare US General Partnership	United States of America	(1)	100	100
Georgeson Shareholder Communications Inc.	United States of America	(1)	100	100
Georgeson Shareholder Communications Canada Inc.	Canada	(1)	100	100
GSC Shareholder Services Inc.	Canada	(1)	100	100
Georgeson Shareholder Communications Ltd (UK)	United Kingdom	(1)	100	100
Georgeson Shareholder Communications (France) SAS	France	(1)	100	100
Georgeson Shareholder Communications South Africa Pty Ltd	South Africa	(1)	100	60
GSC Registrars (Pty) Ltd	South Africa	(1)	100	60
GS Nominees (Pty) Ltd	South Africa	(1)	100	60
Georgeson Shareholder Securities Limited (UK)	United Kingdom	(1)	100	100
Shareholder Investments Research Ltd (UK)	United Kingdom	(1)	100	100
Shareholder Investments Research (#1) Ltd (UK)	United Kingdom	(1)	100	100
Shareholder Investments Research (#2) Ltd (UK)	United Kingdom	(1)	100	100
Georgeson International Inc.	United States of America	(1)	100	100
Georgeson & Company Inc.	United States of America	(1)	100	100
GSC Proxitalia S.p.A	Italy	(1)	100	46
Proxitalia S.p.A	Italy	(1)	100	46
GS Proxiberica Si	Spain	(1)	100	46
Proxylatina	Argentina	(1)	100	-
Georgeson Shareholder Securities Corporation	United States of America	(1)	100	100
Georgeson Shareholder Communications Australia Pty Ltd	Australia	(7)	100	100
Source One Communications Australia Pty Ltd	Australia	(7)	100	100
Corporate Investors Communications Inc.	United States of America	(1)	100	100
Source One Communications Inc.	United States of America	(1)	100	100
Source One Communications Asia Inc. (Philippines)	Philippines	(1)	57.5	57.5
Source One Communications Limited (UK)	United Kingdom	(1)	-	100
Alpine Fiduciary Services Inc.	United States of America	(1)	-	100
Georgeson Shareholder Asia Inc. (Philippines ROHQ)	Philippines	(1)	-	100
Alamo Direct Mail Services Inc	United States of America	(6)	100	-
Computershare Inc	United States of America	(1)	100	100
Computershare Technology Services Inc	United States of America	(1)	100	100
Computershare Trust Company of New York Inc	United States of America	(1)	100	100
Computershare Financial Services Inc	United States of America	(1)	100	100
Computershare Investor Services LLC	United States of America	(1)	100	100

24. Details of Controlled Entities continued

Name of controlled entity	Place of incorporation		Percentage of shares held 30 June 2005 %	30 June 2004 %
Computershare Trust Company Inc	United States of America	(1)	100	100
Georgeson Shareholder Analytics Inc. (previously known as Computershare Analytics (North America) Inc)	United States of America	(1)	100	100
Computershare Document Services Inc	United States of America	(1)	100	100
Computershare Securities Corporation Inc	United States of America	(1)	100	100
Transcentive Inc.	United States of America	(1)	100	100
Computershare Investments (UK) (No.2) Limited	United Kingdom		100	100
Computershare Canada Inc	Canada	(1)	100	100
Computershare Trust Company of Canada	Canada	(1)	100	100
Pacific Corporate Trust Company Canada	Canada	(1)	100	-
Computershare Investor Services Inc	Canada	(1)	100	100
Computershare Finance LLC	United States of America	(1)	100	100
Computershare Registry Services (PNG) Pty Ltd	Papua New Guinea	(6)	-	100
Financial Markets Software Consultants Pty Ltd	Australia	(3)	100	100
Computershare Analytics Pty Ltd	Australia	(4)	100	100
Obadele Pty Ltd	Australia	(5)	100	100
Computershare Clearing Pty Ltd	Australia	(2)	100	100
Computershare Depositary Pty Ltd	Australia	(4)	100	100
Computershare Technology Services Pty Ltd	Australia	(3)	100	100
Registrars Holdings Pty Ltd	Australia	(2)	100	100
Computershare Investor Services Pty Ltd	Australia	(2)	100	100
CRS Custodian Pty Ltd	Australia	(3)	100	100
Computershare Plan Managers Pty Ltd	Australia	(4)	100	100
Computershare Plan Co Pty Ltd	Australia	(5)	100	100
CPU Share Plans Pty Ltd	Australia		100	100
CIS Debt Securities Pty Ltd	Australia	(5)	100	100
Sepon (Australia) Pty Ltd	Australia	(2)	100	100
Computershare Limited	United Kingdom	(1)	100	100
Computershare Investments (UK) Limited	United Kingdom	(1)	100	100
Computershare GmbH	Germany	(1)	100	100
CPV AG	Germany	(1)	100	-
Being Public GmbH	Germany	(1)	100	-
HV Cons GmbH	Germany	(1)	100	-
Acciontec GmbH	Germany	(1)	100	-
Pepper Technologies AG	Germany	(1)	100	100
Computershare Pepper SRM GmbH	Germany	(1)	100	100
Shares & More Verwaltungs GmbH	Germany	(1)	100	100
iBrain Technology Group AG	Germany	(1)	100	100
Computershare Pepper SRM Ltd	United Kingdom	(1)	100	100
Flag Communication Limited	United Kingdom	(1)	100	-
Credit 360 Limited	United Kingdom	(1)(8)	50	-
Pepper Technologies PTE Ltd	Singapore	(1)	100	100
ComputersharePepper SRM Australia Pty Ltd	Australia	(1)	100	100
ComputersharePepper SRM North America	United States of America	(1)	100	100
Computershare Technology Services (UK) Ltd	United Kingdom	(1)	100	100
Computershare Trustees Limited	United Kingdom	(1)	100	100
Computershare Registry Services Limited	United Kingdom	(1)	100	100
Citywatch Limited	United Kingdom	(1)	100	100
Hlukumiti Limited	United Kingdom	(1)	100	100
Georgeson Shareholder Analytics (UK) Limited (previously known as Computershare Analytics (UK) Limited)	United Kingdom	(1)	100	100
Computershare Analytics SARL	France	(1)	100	100

24. Details of Controlled Entities continued

Name of controlled entity	Place of incorporation		Percentage of shares held 30 June 2005 %	30 June 2004 %
Computershare Investor Services PLC	United Kingdom	(1)	100	100
Shareholder Solutions Limited	United Kingdom	(1)	100	100
Computershare Document Services Limited	United Kingdom	(1)	100	100
Computershare Company Nominees Limited	Scotland	(1)	100	100
Computershare PEP Nominees Limited	Scotland	(1)	100	100
Computershare Services Nominees Limited	Scotland	(1)	100	100
Computershare Investments (UK) (No.3) Limited	United Kingdom	(1)	100	100
Computershare South Africa (Pty) Ltd	South Africa	(1)	84.02	84.02
Computershare Ltd	South Africa	(1)	84.02	84.02
Computershare Nominees (Pty) Ltd	South Africa	(1)	84.02	84.02
CTS Outsourcing Limited	South Africa	(1)	84.02	84.02
Minu Investment Managers Ltd	South Africa	(1)	84.02	84.02
Computershare Investor Services Limited	South Africa	(1)	84.02	84.02
Computershare Management Services (Pty) Ltd	South Africa	(1)	84.02	84.02
Computershare Plan Managers (Pty) Ltd	South Africa	(1)	84.02	84.02
Computershare CSDP Nominees (Pty) Ltd	South Africa	(1)	84.02	84.02
Computershare Custodial Nominees (Pty) Ltd	South Africa	(1)	84.02	84.02
Computershare Shareholders Nominee (Pty) Ltd	South Africa	(1)	84.02	84.02
Computershare Analytics (Pty) Ltd	South Africa	(1)	84.02	84.02
Computershare Investor Services 2004 (Pty) Ltd	South Africa	(1)	84.02	-
Computershare Investor Services (Ireland) Ltd	Ireland	(1)	100	100
Computershare Technology Services (Ireland) Ltd	Ireland	(1)	100	100
Computershare Trustees (Ireland) Ltd	Ireland	(1)	100	100
Computershare Systems (N.Z.) Ltd	New Zealand	(1)	100	100
Computershare New Zealand Limited	New Zealand	(1)	100	100
Computershare Investor Services Limited	New Zealand	(1)	100	100
Computershare Services Ltd	New Zealand	(1)	100	100
CRS Nominees Ltd	New Zealand	(1)	100	100
Sharemart NZ Limited	New Zealand	(1)	100	100

(1) Controlled entities audited by other PricewaterhouseCoopers member firms. The USA and Ireland entities above are only audited for Group purposes.

(2) These wholly owned companies have entered into a deed of cross guarantee dated 20 July 1998 with Computershare Limited which provides that all parties to the deed will guarantee to each creditor payment in full of any debt of each company participating in the deed on winding-up of that company. As a result of a Class Order issued by the Australian Securities and Investments Commission, these companies are relieved from the requirement to prepare financial statements.

(3) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 1999.

(4) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 2001.

(5) These companies became parties to the deed of cross guarantee noted in (2) above on 26 June 2002.

(6) These companies were deregistered during the year ended 30 June 2005.

(7) These companies became parties to the deed of cross guarantee noted in (2) above on 29 June 2004.

(8) These companies are controlled entities as Computershare Limited has the capacity to control the casting of a majority of the votes cast at a meeting of the board of directors, or the capacity to dominate decision making in relation to the financial and operating policies.

24. Details of Controlled Entities continued

Acquisition of controlled entities

The following controlled entities were acquired by the consolidated entity at the date stated and their operating results have been included in the consolidated statement of financial performance since the respective dates of acquisition.

a) On 17th June 2005, the consolidated entity acquired 100% of EquiServe Inc. for a total consideration of $601,626,000. A liability for the estimated costs of the restructuring of $38.9 million, consisting mainly of cost of consolidation of operations, exit of lease obligations, redundancy payments and make good obligations, was recognised at the date of acquisition.

Details of the acquisition are as follows:	$000
Fair value of identifiable net assets of controlled entity acquired	
Plant and equipment	645
Trade Debtors	44,825
Cash	4,461
Trade Creditors	(101,889)
Other current assets	25,372
Other non-current assets	18,923
Other current and non-current liabilities	(19,461)
	(27,124)
Goodwill on consolidation	628,750
	601,626
Cash consideration	286,191
Other consideration (including equity and deferred consideration)	315,435

b) On 17th August 2004, the consolidated entity acquired 100% of Alamo Direct Mail Services for $34,539,000.

Details of the acquisition are as follows:	$000
Fair value of identifiable net liabilities of controlled entity acquired	
Plant and equipment	806
Trade Debtors	1,709
Cash	18
Trade Creditors	(4,164)
Other assets	707
Other liabilities	(146)
	(1,070)
Goodwill on consolidation	35,609
	34,539
Cash consideration	21,197
Other consideration (including equity and deferred consideration)	13,342

c) On 29th October 2004, the consolidated entity acquired 100% of Computershare Document Services (WA) for $7,860,000.

Details of the acquisition are as follows:	$000
Fair value of identifiable net assets of controlled entity acquired	
Plant and equipment	1,700
Trade Debtors	1,738
Cash	355
Trade Creditors	(1,700)
Other assets	231
Other liabilities	(1,995)
	329
Goodwill on consolidation	7,531
	7,860
Cash consideration	7,860

24. Details of Controlled Entities continued

d) On 14th June 2005, the consolidated entity acquired 100% of Pacific Corporate Trust Company for $9,047,000.

Details of the acquisition are as follows:	$000
Fair value of identifiable net assets of controlled entity acquired	
Plant and equipment	173
Trade Debtors	587
Cash	946
Trade Creditors	(243)
Other assets	255
Other liabilities	(1,287)
	431
Goodwill on consolidation	8,616
	9,047
Cash consideration	7,533
Other consideration	1,514

e) During the year ended 30 June 2005, the consolidated entity acquired other entities for $14,418,000.

Details of the acquisition are as follows:	$000
Fair value of identifiable net assets of controlled entity acquired	
Plant and equipment	2,461
Trade Debtors	2,556
Cash	468
Other assets	923
Trade Creditors	(3,842)
Other liabilities	(2,472)
	94
Goodwill on consolidation	14,324
	14,418
Cash consideration	12,944
Other consideration	1,474

f) Outflow of cash to acquire entities, net of cash acquired.

	EquiServe	Alamo	Post Data	Pacific Corporate Trust	Other
Cash consideration	286,191	21,197	7,860	7,533	12,944
Less cash balance acquired	(4,461)	(18)	(355)	(946)	(468)
Outflow of cash	**281,730**	**21,179**	**7,505**	**6,587**	**12,476**

g) During the year Computershare disposed of a small number of immaterial subsidiaries.

24. Details of Controlled Entities continued

Financial information for class order Closed Group.

	2005 $000	2004 $000
Computershare Limited Closed Group Statements of Financial Position		
Current Assets		
Cash assets	34,317	7,339
Receivables	61,675	52,365
Inventories	1,039	677
Tax assets	-	2,099
Other	5,799	2,989
Total Current Assets	102,830	65,469
Non-Current Assets		
Receivables	2,162	2,153
Other financial assets	951,763	767,844
Property, plant & equipment	18,617	17,443
Deferred tax assets	15,811	15,180
Intangibles – goodwill	55,235	60,076
Other	40,975	61,191
Total Non-Current Assets	1,084,563	923,887
Total Assets	1,187,393	989,356
Current Liabilities		
Payables	17,824	29,338
Interest bearing liabilities	409	706
Current tax liabilities	1,094	-
Provisions	9,000	6,535
Other – deferred settlement of acquisition of entity	-	558
Total Current Liabilities	28,327	37,137
Non-Current Liabilities		
Non-Current Payables	313,795	287,314
Interest bearing liabilities	771	17,596
Deferred tax liabilities	795	783
Provisions	4,621	4,162
Total Non-Current Liabilities	319,982	309,855
Total Liabilities	348,309	346,992
Net Assets	839,084	642,364
Equity		
Contributed equity – ordinary shares	580,838	339,071
Contributed equity – preference shares	104,596	219,028
Reserves	1,281	1,105
Retained profits	152,369	83,160
Total Equity	839,084	642,364

24. Details of Controlled Entities continued

	2005 $000	2004 $000
Computershare Limited Closed Group		
Statements of Financial Performance		
Revenues		
Sales revenue	255,625	233,655
Net foreign exchange gains on hedges	39,248	-
Other revenues from ordinary activities	86,148	88,024
Total Revenue	381,021	321,679
Expenses		
Direct services	143,103	140,565
Technology services	36,294	35,448
Corporate services	62,810	32,786
Borrowing costs	4,324	4,756
Net foreign exchange loss on hedges	-	38,677
Total Expenses	246,531	252,232
Profit from ordinary activities before income tax expense	134,490	69,447
Income tax (expense)/benefit relating to ordinary activities	(2,386)	(2,439)
Net profit	132,104	67,008
Net profit attributable to outside equity interests	-	
Net profit attributable to members of the parent entity	132,104	67,008
Movements in net assets of entities included in the cross guarantee this period	273	(3,788)
Total changes in equity other than those resulting from transactions with owners as owners	132,377	63,220

Set out below is a summary of movements in consolidated retained profits for the year of the Closed Group.

	2005 $000	2004 $000
Retained profits at the beginning of the financial year	83,160	64,524
Profit from ordinary activities after income tax expense/benefit	132,377	63,220
Dividends provided or paid	(63,168)	(44,584)
Retained profits at the end of the financial year	152,369	83,160

25. Directors' and Executives' Disclosures

Please refer to the Remuneration Report on pages 33 to 42 of the Director's Report for directors' and executives' disclosures relating to the current financial year.

Option holdings of Company and Group executives

The number of options over ordinary shares held during the financial year by each of the Company and group executives is included in the table below.

	Balance at beginning of period	Granted as remuneration	Options exercised	Lapsed options	Balance at end of period	Total vested and non exercisable at 30 June 2005	Total vested and exercisable at 30 June 2005
S. Crosby	130,000			(20,000)	110,000		110,000
P. Conn	50,000		(20,000)	(20,000)	10,000		10,000
T. Honan	100,000				100,000		100,000
S. Rothbloom	400,000			(250,000)	150,000		150,000
P. Tobin	160,000			(120,000)	40,000		40,000

The exercise price of each option exercised by P. Conn was $2.77

Share holdings of Company and Group executives

The number of ordinary shares in Computershare Limited held during the financial year by each director named Company and group executive, including details of shares granted as remuneration during the current financial year and ordinary shares provided as the result of the exercise of remuneration options during the current financial year, is included in the table below.

	Balance at beginning of period	Shares granted in lieu of a cash bonus	Granted as remuneration under long term incentive schemes	On exercise of options	On market purchases / (sales)	Other	Balance at 30 June 2005
Directors							
A.S. Murdoch	609,800						609,800
T.M. Butler							
P.D. DeFeo	80,000						80,000
W.E. Ford							
M. Kerber					40,000		40,000
P.J. Maclagan	16,627,525				(437,786)	35,437	16,225,176
C.J. Morris	55,712,042				153,385		55,865,427
A.N. Wales	32,592,384						32,592,384
Company & group executives							
S.Chandhoa	850,000				(56,250)	296,250	1,090,000
R. Chapman	50,000	81,077			(94,859)		36,218
S. Crosby	119,392	88,538			(65,833)	557	142,654
P. Conn	218,000	43,217		20,000	(20,000)		261,217
D. Niedermaier		10,522				25,000	35,522
T. Honan	131,141	67,927	40,000		(46,129)	557	193,496
S. Rothbloom	97,500	111,775			(97,500)		111,775
P. Tobin	111,280	66,096			(16,588)	905	161,693

26. Remuneration of Auditors

	Consolidated 2005 $000	Consolidated 2004 $000	Parent entity 2005 $000	Parent entity 2004 $000
Remuneration received, or due and receivable, by the auditors of the parent entity and its affiliates for:				
Auditing or review of financial statements				
- PricewaterhouseCoopers Australia	**853,472**	749,330	**677,620**	563,630
- Related practices of PricewaterhouseCoopers	**1,719,579**	1,520,927	**-**	
Other services (a)				
- PricewaterhouseCoopers Australia	**107,812**	202,112	**60,543**	194,112
- Related practices of PricewaterhouseCoopers	**433,137**	183,718	**-**	
Remuneration received, or due and receivable, by auditors other than the auditor of the parent entity and its affiliates for:				
Auditing or review of financial statements	**10,825**		**-**	
Other services (b)	**193,948**		**-**	

(a)This relates primarily to regulatory and compliance services and the audit of Group's opening AIFRS balance sheet.

(b)This relates primarily compliance audits performed in North America.

27. Related Party Disclosures

(a) Directors

The following directors held the position of director of Computershare Limited during all of the past two financial years, unless otherwise stated:

T.M. Butler
P. D. DeFeo
W.E. Ford
P. J. Griffin (resigned 11 November 2003)
M. Kerber (appointed 18 August 2004)
P. J. Maclagan
C. J. Morris
A. S. Murdoch
A. N. Wales

Details of directors' remuneration and superannuation payments are set out in the Remuneration Report.

(b) Directors' shareholdings

	Shares issued by the parent entity 2005	Shares issued by the parent entity 2004
Ordinary shares held at the end of the financial year	105,412,787	105,621,751
Reset preference shares held at the end of the financial year	-	1,330
Options held at the end of the financial year	-	
Ordinary dividends received during the year in respect of those ordinary shares*	$10,540,727	$5,554,399
Reset preference dividends received during the year in respect of those reset preference shares	$2,077	$7,335
Reset preference shares converted to ordinary shares by directors during the financial year	1,330	
Ordinary Shares acquired by directors during the financial year	193,385	365,000
Ordinary Shares disposed of by directors during the financial year	437,786	
Ordinary Shares awarded to directors following the reset preference share conversion	35,437	

* 2004 dividends include those received by P.J. Griffin until the date of his resignation.

27. Related Party Disclosures continued

(c) Other transactions with directors or director-related entities	2005 $	2004 $
C.J. Morris and P.J. Maclagan are directors and major shareholders in Ellon Holdings Pty Limited which entered into rental agreements with the company in the ordinary course of business on commercial terms and conditions. Rent received by Ellon Holdings Pty Limited is:	27,552	31,365
During the current financial year Computershare also purchased the above facilities from Ellon Holdings Pty Ltd. Amount received in consideration for these facilities by Ellon Holdings Pty Ltd is:	150,187	
D. Niedermaier is a director of a wholly owned within the Computershare Group and co-owner of CKDN Marketingberatung GbR which provides strategic corporate development consultancy services to the company in the ordinary course of business on ordinary commercial terms and conditions. Fees received by CKDN Marketingberatung GbR are:	128,721	
M. Kerber is the Vice Chairman of the Supervisory Board and a major shareholder of GFT Technologies. During the current financial year Computershare acquired the eLettershop document services business (Emagine) of GFT technologies. The consideration was agreed on ordinary commercial terms and conditions. The consideration paid to GFT Technologies was:	765,567	
C.J. Morris is a director and owner of Portsea Hotel which provided conference facilities to the company in the ordinary course of business on ordinary commercial terms and conditions. Fees received by the Portsea Hotel are:	8,957	52,567
M.J. Nelson is a director of a wholly owned company within the Computershare Group and the sole owner of Oser Reality which entered into rental agreements with the company in the ordinary course of business on commercial terms and conditions. Rent received by Oser Reality was:	320,770	
During the current financial year P.J. Maclagan provided private accommodation for Computershare employees in the ordinary course of business and on ordinary commercial terms and conditions. Rental income received by P.J. Maclagan was:	11,324	
P.D. Defeo and W.E. Ford are directors of Archipelago Holdings Inc. Computershare provides transfer agent services to Archipelago Holdings Inc. in the ordinary course of business on commercial terms and conditions. Fees paid by Archipelago Holdings are:	29,715	

(d) Wholly owned Group

The parent entity and its controlled entities entered into the following transactions during the year within the wholly owned Group:

- Loans were advanced and repayments received on loans and intercompany accounts (refer notes 6, 14 and 15)
- Fees were exchanged between entities (refer note 2)
- Interest was charged between entities (refer note 2)
- The parent entity and its Australian controlled entities have entered into a tax sharing arrangement (refer note 3)
- Dividends were paid between entities (refer note 2)

These transactions were undertaken on commercial terms and conditions.

As at 30 June 2004 Pepper Technologies AG, a wholly owned Group company, owed EURO 321,978 to related parties. No interest was payable on these loans and the loan has been repaid in full during the financial year ended 30 June 2005. Pepper Technologies AG also recorded a receivable from a related part of EURO 51,000 as at 30 June 2005. Interest was charged on this loan at normal commercial rates and the loan has been repaid in full during the financial year ended 30 June 2005.

(e) Associated entities

Computershare Technology Services Pty Ltd has a receivable of $539,926 (2004: $555,145) from Chelmer Limited. This receivable has been fully provided for. The current year provision made is $73,353 (2004: $70,585).

Computershare New Zealand Ltd has a receivable of $1,817,108 (2004: $1,805,494) from Chelmer Limited. This receivable has been fully provided for. The current year provision made is $Nil (2004: $78,376).

Computershare Technology Services Pty Ltd has made sales of $73,353 (2004: $70,585) and purchases of $165,884 (2004: $Nil) to Chelmer Limited.

Computershare Investor Services New Zealand has made purchases of $25,506 (2004: $Nil) from Chelmer Limited.

There have been no transactions between the Group and The National Registry Company.

27. Related Party Disclosures continued

(f) Ultimate controlling entity

The ultimate controlling entity of the consolidated entity is Computershare Limited.

(g) Ownership interests in related parties

Interests held in associates and joint ventures are disclosed in notes 34 and 35 of the financial statements.

28. Significant Events after Balance Date

No matter or circumstance has arisen since the end of the financial year which is not otherwise dealt with in this report or in the consolidated financial statements that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

29. Financial Instruments

The consolidated entity uses derivative financial instruments to manage specifically identified interest rate and foreign currency risks. The consolidated entity is primarily exposed to the risk of adverse movements in the Australian dollar relative to certain foreign currencies, including the United States dollar, Canadian dollar, Euro and Great British pound, and to movements in interest rates. The purposes for which specific derivative instruments are used are as follows:

The consolidated entity raises non-Australian dollar denominated debt that is designated as a hedge of the net investment in self-sustaining foreign operations, in which case the exchange gain or loss is transferred to the foreign currency translation reserve. Forward exchange contracts and foreign currency options are also used by the consolidated entity in relation to foreign subsidiaries' revenues. To the extent that the financial instrument does not satisfy the conditions for hedge accounting as set out in UIG 33, those gains or losses are recognised immediately in the statement of financial performance.

The consolidated entity uses interest rate derivatives to manage the floating interest rate exposure that arises as a result of maintaining paying agent and escrow agent accounts on behalf of customers and to enhance returns on funds. The consolidated entity also uses interest derivatives to manage the fixed interest exposure that arises as a result of bonds issued as part of the US Private Placement. The United Kingdom operations also use interest rate swaps to manage the interest rate exposure on certain Save As You Earn Schemes ("SAYE") as described below.

(a) Administration of Save As You Earn schemes

Computershare Investor Services PLC, a controlled entity of Computershare Limited, administers approximately 250 SAYE schemes on behalf of various listed UK entities. Under such schemes, employees make regular monthly contributions which attract government set interest or bonus credits. The total contribution plus interest is then used by the employees to purchase shares in the sponsoring listed entity. Employees' monthly contributions are held by a licensed deposit taker who enters into SAYE contracts with the employees and, as such, is responsible to repay the principal contribution plus the legislated bonus on maturity of the scheme. Computershare Investor Services PLC has been appointed as administrator by the licensed deposit taker and is responsible for scheme management. As agent, Computershare Investor Services PLC indemnifies the licensed deposit taker should the return on funds deposited with them not meet the bonus payment required by law. These arrangements create interest rate risk due to the fixed rates payable on employee monthly contributions and the floating interest rate received on balances held by the licensed deposit taker.

The Group employs interest rate risk management techniques, including the use of interest rate swaps and options to manage the interest rate exposure. The fair value of SAYE hedge instruments at 30 June 2005 amounted to $3.3 million (2004: $7.0 million).

In addition extensive modelling is undertaken to determine the net present value of the forecast cash outflows to employees with adjustments to reflect forecast attrition rates.

(b) Paying agent funds administration

In addition to the above SAYE scheme administration bank accounts, Computershare maintains certain paying agent and escrow agent accounts on behalf of customers. Computershare earns service fee income for administering funds as part of the service. Total funds, which at year end approximated $5.2 billion (2004: $3.4 billion), are deposited in agency bank accounts. Given the nature of the accounts, neither the funds nor an offsetting liability are included in the Group's financial statements.

As at year end, overseas controlled entities, which are licensed deposit takers, have accepted broker client deposits in their own names which at year end approximated $33.6 million (2004: $50.7 million), and recorded these funds as other financial assets together with a corresponding liability. The deposits are insured through a local regulatory authority.

29. Financial Instruments continued

(c) US private placement

On 22 March 2005 Computershare US General Partnership, a controlled entity of Computershare Limited, issued 52 notes in the US as part of the capital raising for the purchase of EquiServe Inc.. These bonds are six, seven, ten and twelve years in length and were issued at nominal value, with no premium or discount. Floating interest is paid on the six year bond on a quarterly basis. Fixed interest is paid on the seven, ten and twelve year bonds on a semi-annual basis. Computershare uses interest rate swaps to manage the Group's exposure to fixed interest rates associated with these bonds. These bonds are subject to a negative pledge agreement which imposes certain covenants upon the consolidated entity.

(d) Interest rate risk exposures

The consolidated entity is exposed to interest rate risk through its primary financial assets and liabilities, modified through derivative financial instruments such as interest rate swaps and options. The following table summarises the interest rate risk for the consolidated entity, together with effective interest rates as at the balance date.

AS AT 30 JUNE 2005		Fixed interest rate maturing in					Average interest rate	
	Floating interest rate $000	1 year or less $000	1 to 5 years $000	More than 5 years $000	Non-interest bearing $000	Total $000	Floating %	Fixed %
Financial assets								
Cash	157,145			-		157,145	3.55	
Broker client deposits	33,612			-	-	33,612	2.43	
Trade debtors			-	-	197,045	197,045	-	
Non trade debtors & loans	-	-	-	-	21,272	21,272	-	
	190,757	**-**	**-**	**-**	**218,317**	**409,074**		
Financial liabilities								
Broker client deposits	33,612				-	33,612	2.03	
Trade creditors					24,515	24,515		
Finance lease liabilities	-	3,336	3,703		-	7,039	-	6.36
Bank loan and Other		-			167	167		
Revolving multi-currency facilities	258,210					258,210	4.04	
US private placement	65,617			352,362	-	417,979	4.09	5.11
Deferred consideration	111,973	-	-		-	111,973	4.72	-
	469,412	**3,336**	**3,703**	**352,362**	**24,682**	**853,495**		
Off balance sheet interest rate swap – US private placement *	352,362	-	-	(352,362)	-	-	3.93	-

* Notional principal amounts

29. Financial Instruments continued

AS AT 30 JUNE 2004		Fixed interest rate maturing in				Average interest rate	
	Floating interest rate (a) $000s	1 year or less $000	Over 1 to 5 years $000	Non- interest bearing $000	Total $000	Floating %	Fixed %
Financial assets							
Cash	90,495				90,495	2.61	
Broker client deposits	50,745				50,745	3.02	
Trade debtors				133,493	133,493		
Non trade debtors & loans				8,854	8,854		
	141,240	-	-	142,347	283,587		
Financial liabilities							
Broker client deposits	50,745				50,745	2.70	
Trade creditors				19,628	19,628		
Finance lease liabilities		6,175	4,427		10,602		6.61
Other loans				1,172	1,172		
Bank loan		1,452	529		1,981		4.75
Revolving multi-currency facilities	299,493				299,493	2.50	
	350,238	7,627	4,956	20,800	383,621		

The interest rate exposures set out in the above table do not include the exposure relating to SAYE account balances and paying agent balances. Under the SAYE schemes there are at year end approximately GBP 336 million (2004: GBP 315 million) of employee account balances earning fixed rates as described in note 29(a). Interest rate derivatives of GBP 236 million (2004: GBP 240 million) are in place to hedge the floating rate receivables against fixed rate payable amounts forecast. The effect of the interest rate derivatives is to convert the income margin on administered funds to a fixed rate to hedge the cost of fixed rates credited to employee account balances. The margin between the fixed rates paid to SAYE participants and fixed rates received via the interest rate derivatives is approximately 1%. The average floating interest rate at balance date is 4.75% (2004 4.50%). The maturity profile of these derivatives is generally between one to five years. In relation to paying agent balances (refer note 29(b)), Computershare has in place interest rate derivatives totalling $427 million (2004: $451 million).

(e) Credit risk exposures

Credit exposure represents the extent of credit related losses that the consolidated entity may be subject to on amounts to be received from financial assets. The consolidated entity, while exposed to credit related losses in the event of non-performance by counterparties, does not expect any counterparties to fail to meet their obligations given their high credit ratings.

The consolidated entity's exposure to "on Statement of Financial Position" credit risk is as indicated by the carrying amounts of its financial assets. Concentrations of credit risk (whether or not recognised in the Statement of Financial Position) exist for Groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The consolidated entity does not have a significant exposure to any individual counterparty.

The consolidated entity minimises concentrations of credit risk by undertaking transactions with a large number of debtors in various countries and industries. The software sales and development segment transacts primarily with the broking and financial markets industry. The registry and bureau sector transacts with various listed companies across a number of countries.

The major geographic concentrations of credit risk arise from the location of the counterparties to the consolidated entity's financial assets as shown in the following table:

29. Financial Instruments continued

Location of credit risk	Consolidated 2005 $000	Consolidated 2004 $000
Australia	47,739	40,034
Canada	23,910	19,542
China	3,144	-
Germany	7,320	2,710
Hong Kong	8,136	6,595
India	3,855	2,855
Ireland	2,764	1,809
Italy	-	2,420
New Zealand	1,424	1,673
Philippines	952	63
South Africa	6,941	7,240
United Kingdom	17,625	16,808
United States of America	91,989	36,826
Other European	696	1,571
Other	1,822	2,201
	218,317	**142,347**

The following table summarises the consolidated entity's credit exposure on derivative financial instruments with a positive net fair value and has been reduced by unfavourable contracts with the same counterparty pursuant to master netting agreements, which will not be settled before the favourable contracts. These swaps relate to the Group's administration of numerous SAYE schemes and interest rate exposures arising from agency activities on behalf of customers and the US Private Placement.

Derivatives		
Interest rate derivatives – SAYE schemes	3,251	10,274
Foreign exchange derivatives	54	-
Interest rate derivatives – US Private placement	7,069	-
Interest rate derivatives – other	4,929	4,749
	15,303	**15,023**

29. Financial Instruments continued

(f) Net fair value of financial assets and liabilities

The carrying amounts of cash and cash equivalents, trade debtors, trade creditors, non interest bearing liabilities, finance leases and loans approximate their fair values.

	Consolidated			
	2005		2004	
	Carrying Amount $000	Net Fair Value $000	Carrying Amount $000	Net Fair Value $000
Derivative				
Foreign exchange options	-	(133)	-	(1,432)
Foreign exchange contracts	-	85	-	(49)
Interest rate derivatives	5,022	15,249	574	7,484

(g) Foreign exchange

The following table summarises by currency the Australian dollar value of forward foreign exchange agreements. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent the Australian dollar equivalent of commitments to purchase foreign currencies, and the 'sell' amount represents the Australian dollar equivalent of commitments to sell foreign currencies. Contracts to buy and sell foreign currency are entered into from time to time to hedge the net investment in and revenues from foreign operations.

Currency	Average Exchange Rate		2005		2004	
	2005	2004	Buy $000	Sell $000	Buy $000	Sell $000
United States dollars:						
3 months or less	0.7620	0.6958	9,186	181,102	2,175	
Over 3 months to 12 months	-		-	-		
Canadian dollars:						
3 months or less	0.9358		183,986			
Over 3 months to 12 months	-		-	-		
British pounds:						
3 months or less	-	0.3838	-	-	577	11,006
Over 3 months to 12 months	-		-	-		
New Zealand dollars:						
3 months or less	1.0711	1.0952	253	758	137	129
Over 3 months to 12 months	1.0770	-	-	2,274	-	-
Total			**193,425**	**184,134**	**2,889**	**11,135**

30. Notes to the Statement of Cash Flows

(a) Reconciliation of cash

For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Positions as follows:

	Consolidated		Parent entity	
	2005	2004	2005	2004
	$000	$000	$000	$000
Cash at bank and on hand	118,144	84,601	15,811	831
Short-term deposits	39,001	5,894	-	
Shown as cash on statement of financial position	157,145	90,495	15,811	831
(b) Reconciliation of net profit after income tax to net cash provided by operating activities				
Net profit after income tax	105,389	83,646	56,775	30,188
Adjustments for non-cash income and expense items:				
Depreciation and Amortisation	77,533	61,335	274	1,254
(Profit)/loss on sale of non-current assets	(12,778)	(9,922)	(10,169)	336
Share of net profit/(loss) of associates accounted for using equity method	(1,802)	140	-	-
Other	140	(713)	21	(1,966)
Changes in assets and liabilities				
(Increase)/decrease in accounts receivable	(53,362)	(6,294)	803	(291)
(Increase)/decrease in net tax assets	(8,026)	24,000	549	(3,385)
(Increase)/decrease in inventory	2,188	(3,093)	-	
(Increase)/decrease in prepayments and other assets	2,830	(4,567)	141	684
(Increase)/decrease in intercompany balances	-	-	(81,386)	(64,391)
Increase/(decrease) in payables	36,409	25,046	2	(3,128)
Increase/(decrease) in income tax liabilities	9,973	(9,241)	3,606	(106)
Increase/(decrease) in provisions	(1,396)	(17,359)	2,850	5,747
Increase/(decrease) in other liabilities	950	(1,482)	(202)	
Increase/(decrease) in reserves	(11,258)	(5,372)	-	
Net cash provided by operating activities	146,790	136,124	(26,736)	(35,058)

(c) Non-Cash transactions

- On 17th August 2004, Computershare Limited issued shares as part of the consideration for the acquisition of Alamo Direct Mail Services Inc.
- On 17th June 2005, Computershare Limited issued shares as part of the consideration for the acquisition of Equiserve Inc.

Please refer to note 19 for further details of shares issued.

- In April 2005, Computershare's shareholding in Bendigo Stock Exchange ("BSX") was converted to shareholding in Newcastle Stock Exchange ("NSX"), as a result of acquisition of BSX by NSX.

(d) Acquisition of businesses

Business acquired	Date purchased	Consideration 2005 $000	Consideration 2004 $000
Emagine AGM Services	1 January 2005	921	
Axciom eLettershop	1 April 2005	1,268	
Tata Consultancy	31 January 2005	302	
Total		2,491	-

30. Notes to the Statement of Cash Flows continued

The amounts of assets and liabilities acquired by major class are:

	2005 $000	2004 $000
Property, plant and equipment	626	
Intangible assets including goodwill on acquisition	2,483	
Provisions	(618)	
Consideration paid and payable	2,491	
Less: consideration paid in prior periods /payable in future periods	(820)	
Outflow of cash	**1,671**	

31. Contingent Liabilities

Contingent liabilities at balance date, not otherwise provided for in these financial statements are categorised as follows:

(a) Guarantees and Indemnities

Guarantees and indemnities of $400,000,000 (30 June 2004: $360,000,000)* have been given to the consolidated entity's Australian Bankers by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Investments (UK)(No. 3) Ltd, Computershare Finance Company Pty Ltd, and Computershare US under a Multicurrency Revolving Facility Agreement dated 18 March 2005 (please refer to note 15 for further detail).

Bank guarantees of $520,000 (2004: $520,000) have been given in respect of facilities provided to Computershare Clearing Pty Ltd.

A bank guarantee of $500,000 (2004: $500,000) has been given in respect of facilities provided to Sepon Australia Pty Ltd.

A bank guarantee of $199,500 (2004: $199,500) has been given in respect of facilities provided to Computershare Investor Services Pty Ltd.

A bank guarantee of $88,350 (2004: $88,350) has been given in respect of facilities provided to Computershare Document Services Pty Ltd.

Bank guarantees totalling CAD $1,800,000 (2004: CAD $1,800,000) has been given by Computershare Trust Company of Canada and Computershare Investor Services Inc in respect of standby letters of credit for the payment of payroll.

Guarantees of US $2,447,379 (30 June 2004: US $2,000,000) have been given by Computershare Investor Services LLC as security for payroll and healthcare administration services in USA.

Guarantees of US $2,340,861 and AU $497,713 (30 June 2004: US $3,290,001 and AU $497,713) have been given by Computershare Limited as security for bonds in respect of leased premises.

A bank guarantee of HK $398,197 (2004: HK $398,197) has been given by Computershare Hong Kong Investor Services Limited as security for bonds in respect of leased premises.

A bank guarantee of Rand 850,000 (2004: Rand 850,000) has been given by Computershare South Africa (Pty) Ltd as security for bonds in respect of leased premises.

Guarantees and indemnities of USD $318,500,000 (2004: Nil) have been given to US Institutional Accredited Investors by Computershare Limited, ACN 081 035 752 Pty Ltd, Computershare Finance Company Pty Ltd and Computershare Investments (UK)(No. 3) Ltd under a Note and Guarantee Agreement dated 22 March 2005.

* Guarantees and indemnities of $360,000,000 as at 30 June 2004 was given to the consolidated entity's Australian Bankers by Computershare Limited, Computershare Technology Services Pty Limited, CDS International Limited, Computershare Document Services Limited, Computershare Investor Services Pty Limited, Computershare New Zealand Limited, Computershare Investor Services Ltd (incorporated in NZ), Computershare Limited (incorporated in the UK), Computershare Investor Services PLC, Computershare Inc, Computershare Investor Services LLC, Computershare Technology Services (UK) Ltd, Computershare Analytics (UK) Limited, Computershare Financial Services Inc, ACN 081 035 752 Pty Ltd, Computershare Investor Services Inc, Computershare Canada Inc, Computershare Finance LLC, Computershare Investments (UK)(No. 2) Ltd, Computershare Investments (UK)(No. 3) Ltd, Georgeson Shareholder Communications Inc, Transcentive Inc, Computershare Finance Company Pty Ltd, and Computershare US General Partnership as security for Computershare Finance Company Pty Limited's facilities.

31. Contingent Liabilities continued

(b) Legal and regulatory matters

Due to the nature of operations, certain commercial claims and regulatory investigations in the normal course of business have been made against Computershare in various countries. The directors, based on legal advice, are contesting all of these matters. The majority of these claims are covered by insurance. An inherent difficulty in predicting the outcome of such matters exist, but based on current knowledge and consultation with legal counsel, we do not expect any material liability to the Group to eventuate. The status of all claims and regulatory investigations is monitored on an ongoing basis, together with the adequacy of any provisions recorded in the Group's Financial Statements.

(c) Other

As noted in this financial report, the Group is subject to regulatory capital requirements administered by certain US and Canadian banking commissions and by the Financial Services Authority in the UK. These requirements pertain to the trust company charter granted by the commissions and the Financial Services Authority. Failure to meet minimum capital requirements, or other ongoing regulatory requirements, can initiate action by the regulators that, if undertaken, could revoke or suspend the Group's ability to provide trust services to customers in these markets. At all relevant times the Computershare subsidiaries have met all minimum capital requirements. In addition to the capital requirements, a trust company must deposit eligible securities with a custodian. The Group has deposited a certificate of deposit with the Group's custodian in the UK in order to satisfy this requirement.

Computershare Limited (Australia) has issued a letter of warrant to Computershare Custodial Services Ltd. This obligates Computershare Limited (Australia) to maintain combined tier one capital of at least Rand 500,000,000.

Potential withholding and other tax liabilities arising from distribution of all retained distributable earnings of all foreign incorporated subsidiaries is $2,881,176 (30 June 2004: $3,616,807). No provision is made for withholding tax on unremitted earnings of applicable foreign incorporated controlled entities as there is currently no intention to remit these earnings to the parent entity.

In consideration of the Australian Securities and Investments Commission agreeing to allow $5,000,000 to form part of the net tangible assets of Computershare Clearing Pty Ltd so that it can meet certain financial requirements under the conditions of its Australian Financial Services Licence, Computershare Limited has agreed to make, at the request of Computershare Clearing Pty Ltd, a $5,000,000 loan to it. Computershare Limited has agreed to subordinate its loan to any other unsecured creditors of Computershare Clearing Pty Ltd. The loan was made pursuant to a deed of subordination dated 7 January 2004.

Computershare Limited (Australia), as the parent company, has undertaken to own, either directly or indirectly, all of the equity interests and guarantee performance of the obligations of Computershare Investor Services LLC, Computershare Trust Company Inc, Georgeson Shareholder Communications Inc, Computershare Trust Company of Canada and Computershare Investor Services Inc with respect to any financial accommodation related to transactional services provided by Harris Trust and Savings Bank, Chicago.

32. Capital Expenditure Commitments

	Consolidated		Parent entity	
	2005 $000	2004 $000	2005 $000	2004 $000
Less than 1 year:				
Fitout of premises	1,100	322	-	75
Purchase of equipment	1,376	1,281	200	575
Other	1,064	79	-	-
	3,540	**1,682**	**200**	**650**

Computershare Technology Services Pty Limited is committed to pay $1,300,000 in relation to a global licensing agreement within the next year (30 June 2004: $2,527,768). This commitment is considered to be non capital in nature.

33. Segment Information

The consolidated entity operates predominantly in three geographic segments: Asia Pacific; Europe, Middle East & Africa (EMEA); and North America.

Asia Pacific includes Australia, the home country of the parent entity, plus operating activities. Other areas of operation in the region are New Zealand, India and Hong Kong. The EMEA region comprises of operations in the UK, Ireland, Germany and South Africa. North America includes the US and Canada.

In each region the consolidated entity operates in six business segments: Investor Services, Plan Services, Document Services, Shareholder Relationship Management Services, Technology Services and Corporate.

The Investor Services operations comprise the provision of registry and related services. The Plan Services operations comprise the provision and management of employee share and option plans. Document Services operations comprise laser imaging, intelligent mailing, scanning and electronic delivery. Shareholder Relationship Management comprise the provision of investor analysis, investor communication and management information services to companies, including their employees, shareholders and other security industry participants. Technology Services include the provision of software specializing in share registry, financial services and stock markets. Intersegment charges are at normal commercial rates.

Geographical segments are now presented as the primary reporting segment of the Group. The three significant geographic segments of the Group are considered to be Asia Pacific, EMEA and North America. This changes reflects the manner in which the Group has been internally managed and financial information reported to the Board in the current financial year. As a result, the 30 June 2004 comparatives have been regrouped and presented to reflect the current geographical segments.

PRIMARY BASIS – Geographic segments 2005

Major geographic segments	Asia Pacific $000	EMEA $000	North America $000	Unallocated/ Eliminations $000	Consolidated Total $000
Revenue					
External revenue	353,280	286,693	470,738	6,731	1,117,442
Intersegment revenue	33,409	14,453	3,856	(51,718)	-
Total segment revenue	386,689	301,146	474,594	(44,987)	**1,117,442**
Segment Result					
Profit/(loss) from ordinary activities before income tax	87,410	24,892	15,989	7,961	136,252
Income tax expense					(30,863)
Profit from ordinary activities after income tax					**105,389**
Depreciation	7,166	7,799	12,539	-	27,504
Amortisation, goodwill	10,054	6,633	27,977	-	44,664
Other non-cash expenses	711	438	3,277	-	4,426
Liabilities					
Total segment liabilities	44,367	108,027	1,049,082	28,947	1,230,423
Assets					
Total segment assets	1,087,502	274,434	2,464,049	(1,840,415)	**1,985,570**
Carrying value of investments in associates included in segment assets	-	6,402	-	-	6,402
Segment assets acquired during the reporting period:					
Property, plant & equipment	13,779	12,007	12,275	-	38,061
Other Non-Current Segment Assets	7,896	15,599	688,243	-	711,738
Total	**21,675**	**27,606**	**700,518**	**-**	**749,799**

33. Segment Information continued

PRIMARY BASIS – Geographic segments 2004

Major geographic segments	Asia Pacific $000	EMEA $000	North America $000	Unallocated/ Eliminations $000	Consolidated Total $000
Revenue					
External revenue	283,201	303,813	356,457	2,962	946,433
Intersegment revenue	97,982	19,837	3,811	(121,630)	-
Total segment revenue	**381,183**	**323,650**	**360,268**	**(118,668)**	**946,433**
Segment Result					
Profit/(loss) from ordinary activities before income tax	56,119	24,043	26,625	3,870	110,657
Income tax expense					(27,011)
Profit from ordinary activities after income tax					**83,646**
Depreciation	6,974	7,431	12,255		26,660
Amortisation, goodwill	7,990	5,465	20,039		33,494
Other non-cash expenses	1,257	284	2,783		4,324
Liabilities					
Total segment liabilities	59,881	103,183	401,585	17,569	582,218
Assets					
Total segment assets	958,252	151,153	1,194,063	(1,116,383)	**1,187,085**
Carrying value of investments in associates included in segment assets	-	4,330	-	-	4,330
Segment assets acquired during the reporting period:					
Property, plant & equipment	10,041	8,630	19,635	-	38,306
Other Non-Current Segment Assets	14,376	38,906	258,652	-	311,934
Total	**24,417**	**47,536**	**278,287**	**-**	**350,240**

33. Segment Information continued

SECONDARY BASIS – Business segments 2005

Major Business Segments	Analytics & Shareholder Relationship Management $000	Corporate Services $000	Document Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	52,065	50,812	60,562	806,859	119,539	20,874	6,731	1,117,442
Intersegment revenue	7,633	92,980	79,037	13,205	2,041	106,749	(301,645)	-
Total segment revenue	**59,698**	**143,792**	**139,599**	**820,064**	**121,580**	**127,623**	**(294,914)**	**1,117,442**
Segment Result								
Profit/(loss) from ordinary activities before income tax	176	2,322	17,003	81,362	16,263	10,242	8,884	136,252
Income tax expense								(30,863)
Profit from ordinary activities after income tax								**105,389**
Depreciation	941	787	3,625	9,874	853	11,424		27,504
Amortisation goodwill	2,719	444	1,221	36,813	3,467			44,664
Other non-cash expenses	14	318	996	2,835	143	120		4,426
Liabilities								
Total segment liabilities	6,569	694,451	9,965	420,292	67,730	8,590	22,826	**1,230,423**
Assets								
Total segment assets	64,813	1,850,355	107,496	1,638,806	138,614	39,197	(1,853,711)	**1,985,570**
Carrying value of investments in associates included in segment assets	-	6,402	-	-	-	-	-	6,402
Segment assets acquired during the reporting period:								
Property, plant & equipment	1,596	1,046	9,462	13,773	1,312	10,872	-	38,061
Other Non-Current Segment Assets	1,948	-	8,752	701,038	-	-	-	711,738
Total	**3,544**	**1,046**	**18,214**	**714,811**	**1,312**	**10,872**	-	**749,799**

33. Segment Information continued

SECONDARY BASIS – Business segments 2004

Major Business Segments	Analytics & Shareholder Relationship Management $000	Corporate Services $000	Document Services $000	Investor Services $000	Plan Services $000	Technology Services $000	Unallocated $000	Consolidated Total $000
Revenue								
External revenue	23,877	73,879	51,034	665,428	99,995	15,961	16,259	946,433
Intersegment revenue	1,729	70,491	75,703	11,040	2,510	98,091	(259,564)	
Total segment revenue	**25,606**	**144,370**	**126,737**	**676,468**	**102,505**	**114,052**	**(243,305)**	**946,433**
Segment Result								
Profit/(loss) from ordinary activities before income tax	(550)	2,555	21,328	76,758	6,995	(957)	4,528	110,657
Income tax expense								(27,011)
Profit from ordinary activities after income tax								**83,646**
Depreciation	267	2,160	3,009	8,891	396	11,937		26,660
Amortisation goodwill	1,720	941	835	27,488	2,510			33,494
Other non-cash expenses	8	798	971	2,195	126	226		4,324
Liabilities								
Total segment liabilities	8,229	323,685	9,853	161,144	63,316	8,985	7,006	**582,218**
Assets								
Total segment assets	62,158	1,102,297	96,096	882,111	125,710	40,762	(1,122,049)	1,187,085
Carrying value of investments in associates included in segment assets	-	4,330	-	-	-	-	-	**4,330**
Segment assets acquired during the reporting period:								
Other Non-Current Segment Assets	2,177	3,549	3,326	16,310	1,167	10,515	1,262	38,306
Property, plant & equipment	34,888	-	3,551	230,688	42,296	-	511	311,934
Total	**37,065**	**3,549**	**6,877**	**246,998**	**43,463**	**10,515**	**1,773**	**350,240**

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 1 and revised segment reporting accounting standard, AASB 1005 Segment Reporting.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, inventories, property plant and equipment and goodwill and other intangible assets, net of related provisions. Corporate segment assets also include financial assets. Segment liabilities consist primarily of trade and other creditors, employee entitlements and other provisions. Corporate segment liabilities also include borrowings. Segment assets and liabilities do not include income taxes.

34. Associated Entities

Details of interests in associated entities are as follows:

Name	Principal Activities	Place of Incorporation	Ownership Interest 2005	Ownership Interest 2004	Balance Date	Consolidated Carrying amount 2005 $000	Consolidated Carrying amount 2004 $000
Equity accounted							
Chelmer Limited	Computer Technology Services	New Zealand	50%	50%	30 June	-	
The National Registry Company	Investor Services	Russia	45%	45%	31 December	6,402	4,330
Total investments in associated entities						6,402	4,330

Computershare GmbH and Pepper Technology AG group became 100% owned by Computershare Group during 30 June 2004. Accordingly a share of their results, for the part of the 30 June 2004 financial year when they were associated entities of Computershare Group, were included in the 30 June 2004 comparatives as indicated in the table below.

From 1 July 2004 to 25 April 2005, the Computershare Group ceased control of GSC Proxitalia s.p.A. and its subsidiaries. Accordingly these entities have been included as associated entities for this period. Profit/(loss) made by these entities for this period have been included in the table below. On 26 April 2005 Computershare acquired the remaining 54% of GSC Proxitalia S.p.A. and its subsidiaries. From this date onward, the result and balance sheet of those entities have been consolidated by the Computershare Group.

34. Associated Entities continued

	2005 $000	2004 $000
Share of associates' results		
Profit/(loss) before income tax	1,445	586
Income tax expense	(84)	(287)
Profit/(loss) after tax	1,361	299
Amortisation of goodwill	441	(439)
Share of net result of associates	1,802	(140)
Less dividends received	-	(192)
Retained profits at the beginning of the financial year	1,441	(2,036)
Effect of becoming associates	573	-
Effect of associates becoming subsidiary undertakings	135	3,809
Retained profits at the end of the financial year	3,951	1,441
Share of associates' reserves		
Foreign currency translation reserve	-	
Balance at the beginning of the financial year	275	278
Share of translation of overseas associates	(436)	275
Effect of associates becoming subsidiary undertakings	-	(278)
Balance at the end of the financial year	(162)	275
Movements in carrying value of investments in associates		
Carrying amount at the beginning of the financial year	4,330	15,845
Investments acquired during the year	-	1,159
Share of net result from ordinary activities after income tax	1,361	299
Less dividends received	-	(192)
Amortisation of goodwill	441	(439)
Share of movement in reserves during the financial year	(436)	275
Effect of becoming associates	573	-
Effect of investments ceasing to be classified as associates during the financial year	135	(12,617)
Carrying amount at the end of the financial year	6,402	4,330
Share of associates' capital expenditure commitments		
Lease commitments	455	430

Share of associates' contingent liabilities

There are no material contingent liabilities in respect of associates at balance date.

35. Joint Ventures

Joint Venture entity	Consolidated 2005 000	2004 000
Retained profits attributable to the joint venture		
At the beginning of the financial year	-	(345)
At the end of the financial year	-	
Foreign currency translation reserve attributable to the joint venture		
At the beginning of the financial year	-	139
At the end of the financial year	-	
Movement in carrying amount of investment in joint venture		
Carrying amount at the beginning of the financial year	-	8,014
Investments acquired during the year	-	-
Share of net result from ordinary activities after income tax	-	(723)
Amortisation of goodwill	-	(883)
Share of movement in reserves during the financial year	-	-
Effect of investment ceasing to be a joint venture during the financial year	-	(6,408)
Carrying amount at the end of the financial year	-	-

Share of joint venture assets and liabilities are nil for both the years ended 30 June 2004 and 30 June 2005

	2005	2004
Share of joint venture revenues, expenses and results		
Revenues	-	2,876
Expenses	-	(3,600)
Profit/(loss) from ordinary activities before related income tax	-	(723)

Share of joint venture capital expenditure commitments
There are no material capital expenditure commitments in respect of joint ventures at balance date.

Share of joint venture contingent liabilities
There are no material contingent liabilities in respect of joint ventures at balance date.

36. Interests in Equity

	Members of the Parent entity 2005 $000	2004 $000	Outside Equity Interests 2005 $000	2004 $000
Interest in the equity of the consolidated entity:				
Contributed equity – ordinary shares	580,762	338,987	6,711	5,657
Contributed equity – reset preference shares	-	114,432	-	-
Reserves	(47,383)	(27,799)	(3,625)	212
Retained profits	216,367	170,750	2,315	2,628
Total interest in equity	749,746	596,370	5,401	8,497

directors' declaration

Directors' Declaration

The directors of Computershare Limited declare that the financial statements and notes set out on pages 45 to 103 and remuneration disclosures on pages 33 to 42:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance, as represented by the results of their operations and their cashflows, for the financial year ended on that date.

In the directors' opinion:

(i) the financial statements and notes are in accordance with the *Corporations Act 2001*; and

(ii) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(iii) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 24, will be able to meet any obligations or liabilities to which they are, or may become, subject to by virtue of the deed of cross guarantee described in note 24.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the *Corporations Act 2001*

This declaration is made in accordance with a resolution of the directors.

A.S. MURDOCH
Chairman

C. J. MORRIS
Director

14 September 2005

statement of the ceo and cfo

Statement of the CEO and CFO of Computershare Limited

We, the undersigned being respectively the sole person who performs a chief executive function and the sole person who performs a chief financial officer function in relation to Computershare Limited and its controlled entities (the Group), declare that, in each of our respective opinions:

a) the 30 June 2005 year end financial statements and notes referred to in section 295(3)(b) of the Corporations Act for the Group give a true and fair view (within the meaning of that term in section 295A(2)(c) of the Corporations Act), and comply with the accounting standards;

b) the financial records of the Group have been maintained in accordance with section 286 of the Corporations Act;

c) The statement provided in (a) above, is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board;

d) The Group's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

C.J. Morris
Chief Executive Officer

T.F. Honan
Chief Financial Officer

14 September 2005



Independent audit report to the members of Computershare Limited

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website: www.pwc.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999

Audit opinion

In our opinion:

1. the financial report of Computershare Limited:
   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Computershare Limited and the Computershare Limited Group (defined below) as at 30 June 2005, and of their performance for the year ended on that date,
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and
2. the remuneration disclosures that are contained in pages 33 to 42 of the directors' report comply with Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities* (AASB 1046) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Computershare Limited and the Computershare Limited Group (the consolidated entity), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 1046, under the heading "remuneration report" on pages 33 to 42 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 1046 and the *Corporations Regulations 2001*.

independent audit report

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

John Yeoman
Partner

Melbourne
14 September 2005

Shareholder Information

This section contains additional information required by the Australian Stock Exchange Limited listing rules not disclosed elsewhere in this report.

Shareholdings

Substantial shareholders

The following information is extracted from the Company's Register of Substantial Shareholders as at 26 August 2005.

Name	Date of notice to Company	Number of ordinary shares
Christopher John Morris	24 March 2005	55,865,427
General Atlantic Partners*	20 December 2004	38,000,705
Fidelity Management Research Company & Fidelity International Limited	3 August 2005	36,810,340
Anthony Norman Wales (Welas Pty Ltd)	22 August 2005	32,092,384
Schroder Investment Management	19 July 2005	30,253,118

*General Atlantic Partners ceased to be a substantial holder in a notice submitted to the ASX dated 29 August 2005.

Class of shares and voting rights

At 26 August 2005 there were 26,475 holders of ordinary shares in the Company. The voting rights attaching to the ordinary shares as set out in clause 52 of the Company's Constitution are; that on a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

At 26 August 2005 there were 5,303,501 options over ordinary shares issued to eligible employees at the absolute discretion of the Board. The options are generally exercisable 3 years after the date granted or earlier in the case of the employee's death or retirement.

Distribution of shareholders of shares as at 26 August 2005

Size of holding	Ordinary shareholders
1 – 1,000	8,342
1,001 - 5,000	12,926
5,001 - 10,000	3,033
10,001 and over	2,174
Total shareholders	26,475

There were 159 shareholders holding less than a marketable parcel of 75 ordinary shares at 26 August 2005.

Twenty Largest Shareholders of Ordinary Shares as at 26 August 2005

	Ordinary shares	
	Number	%
J.P. Morgan Nominees Australia	67,618,511	11.37
Finico Pty Limited (Christopher John Morris)	55,865,427	9.39
National Nominees Limited	41,481,103	6.97
General Atlantic Partners (Bermuda) Limited	37,939,705	6.38
Welas Pty Limited (Anthony Tony Wales)	32,092,384	5.39
Westpac Custodian Nominees	31,225,856	5.25
Westside Investments Inc	29,605,000	4.98
P. J. Maclagan	16,225,176	2.73
Queensland Investment Corporation	16,109,721	2.71
Citicorp Nominees Pty Ltd	14,715,220	2.47
Cogent Nominees Pty Ltd	14,542,919	2.44
ANZ Nominees Limited	11,131,763	1.87
MJ O'Halloran	9,710,540	1.63
AMP Life Limited	8,844,774	1.49
Australian Foundation Investment Company Limited	8,156,355	1.37
Computershare Clearing Pty Ltd	6,678,051	1.12
RBC Global Services Australia Nominees Pty Limited	6,305,528	1.06
HSBC Custody Nominees Limited	4,202,693	0.71
Suncorp Custodian Services Pty Ltd	4,042,658	0.68
ARGO Investments Limited	4,011,166	0.67
Total	420,504,550	70.69

Computershare offices worldwide


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Office locations not listed on map:
India: Ahmadabad
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Switzerland: Basel
UK: Worthing
USA: Braintree, MA
East Rutherford, NJ
Jersey City, NJ
Hauppauge, NY

With nearly 10,000 employees servicing 14,000 corporations and 90 million shareholder and employee accounts across 21 countries, Computershare is the world's pre-eminent financial services and stakeholder communication group.

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corporate directory

Directors
Alexander Stuart Murdoch (Chairman)
Christopher John Morris (Chief Executive Officer)
Thomas Michael Butler
Philip Daniel DeFeo
William E Ford
Dr Markus Kerber
Penelope Jane Maclagan
Anthony Norman Wales

Company Secretaries
Paul Xavier Tobin
Mark Benjamin Davis

Registered Office
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia
Telephone +61 3 9415 5000
Facsimile +61 3 9473 2500

Stock Exchange Listing
AUSTRALIAN STOCK EXCHANGE LIMITED

Solicitors
MINTER ELLISON
Level 23, Rialto Towers
525 Collins Street
Melbourne Victoria 3000
Australia

Auditors
PRICEWATERHOUSE COOPERS
Freshwater Place
2 Southbank Boulevard
Southbank Victoria 3006
Australia

Share Registry
COMPUTERSHARE INVESTOR
SERVICES PTY LIMITED
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

PO Box 103
Abbotsford Victoria 3067
Australia
Telephone 1300 307 613 (within Australia)
+61 3 9415 4222
Facsimile +61 3 9473 2500

Investor Relations
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia
Telephone + 61 3 9415 5000
Facsimile + 61 3 9473 2434
Email investor.relations@computershare.com.au
Website www.computershare.com

Bankers
NATIONAL AUSTRALIA BANK LIMITED
500 Bourke Street
Melbourne Victoria 3000
Australia

AUSTRALIA AND NEW ZEALAND BANKING
GROUP LIMITED
530 Collins Street
Melbourne Victoria 3000
Australia

THE ROYAL BANK OF SCOTLAND PLC
135 Bishopsgate
London EC2M 3UR
United Kingdom

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Computershare

www.computershare.com

NOTICE OF ANNUAL GENERAL MEETING



Computershare

Notice is hereby given that the 2005 Annual General Meeting (AGM) of Computershare Limited (ABN 71 005 485 825) (Company) will be held on Wednesday 9 November 2005 commencing at 10:00am at the Computershare Conference Centre at Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, Australia.

Business

1. **Chairman's Address and the Presentation by the Chief Executive Officer**

2. **Financial Statements and Reports**

   Consideration of the annual Financial Report, Directors' Report, and Auditor's Report for the year ended 30 June 2005.

   The auditor of Computershare Limited or their representative will be available to receive questions relevant to:

   (a) the conduct of the audit;

   (b) the preparation and content of the auditor's report;

   (c) the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

   (d) the independence of the auditor in relation to the conduct of the audit.

   A shareholder of the Company who is entitled to cast a vote at the AGM may submit a written question to the auditor if:

   (a) the question is relevant to:

      (i) the content of the auditor's report to be considered at the AGM; or

      (ii) the conduct of the audit of the annual financial report to be considered at the AGM; and

   (b) the shareholder gives the question to the Company no later than the fifth business day before the day on which the AGM is held.

3. **Remuneration Report**

   To consider and if thought fit pass the following resolution:

   "That the remuneration report for the year ended 30 June 2005 be adopted."

   Note, the vote on this resolution is advisory only and does not bind the Company or its directors.

4. **Re-election and Election of Directors**

   To re-elect the following directors of the Company:

   (a) Mr A N Wales; and

   (b) Mr T M Butler

5. **Adoption of Deferred Long-Term Incentive Plan**

   To consider and if thought fit pass the following resolution:

   "That:

   *(a) for the purposes of section 259B(2) and 260C(4) of the Corporations Act 2001 and for all other purposes, the employee share scheme called the Computershare Deferred Long-Term Incentive Plan **(Plan)**, a summary of the terms of which is included in the notice of this meeting, is approved; and*

   (b) issues of securities under the Plan are approved for the purposes of Rule 7.2 Exception 9 as an exception to Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes."

   Voting exclusion Statement

   The Company will disregard any votes cast on this resolution 5 by:

   (a) a director of the Company, except one who is ineligible to participate in any employee incentive scheme in relation to the Company*; and

   (b) an associate of such a director.

   However, the Company need not disregard a vote if:

   (a) it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directors on the proxy form; or

   (b) it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

   * Note, no director of the Company is eligible to participate in an employee incentive scheme in relation to the Company. Therefore each director of the Company and their respective associates are entitled to vote on this resolution 5.

6. **Other Business**

   To transact any other business that may be legally brought forward.

By Order of the Board

P X Tobin
Company Secretary
Melbourne, Australia
28 September 2005

explanatory notes

These Explanatory Notes are included in and form part of the notice of annual general meeting dated 28 September 2005

Financial Statements and Reports

The Australian *Corporations Act 2001* requires the Directors' Report, Financial Report and the Audit Report to be received and considered at the meeting.

The Corporations Act does not require shareholders to vote on the reports. However, shareholders attending the AGM will be given a reasonable opportunity:

(a) to ask questions about or make comments on the management of the Company; and

(b) if the Company's auditor or their representative is at the meeting, to ask the auditor or the auditor's representative questions relevant to:

(i) the conduct of the audit;

(ii) the preparation and content of the auditor's report;

(iii) the accounting policies adopted by the Company in relation to the preparation of financial statements; and

(iv) the independence of the auditor in relation to the conduct of the audit.

A shareholder of the Company who is entitled to cast a vote at the AGM may submit a written question to the auditor if the question is relevant to:

(a) the content of the auditor's report to be considered at the AGM; or

(b) the conduct of the audit of the annual financial report to be considered at the AGM.

A question may be submitted by giving the question to the Company no later than the fifth business day before the day on which the AGM is held, which the Company will then pass on to the auditor. The Company will allow a reasonable opportunity for the auditor or their representative to answer the written questions submitted to the auditor.

Copies of a list prepared by the auditor of shareholder questions that the Company has passed on to the auditor and that the auditor considers relevant to the matters specified in paragraph (a) or (b) (second appearing) above, will be reasonably available to shareholders attending the AGM.

Remuneration Report

The Directors' Report for the year ended 30 June 2005 contains a Remuneration Report which sets out the policy for the remuneration of the directors and certain executives of the Company and its controlled entities.

The Corporations Act requires that a resolution be put to the vote that the Remuneration Report be adopted.

The Corporations Act expressly provides that the vote is advisory only and does not bind the directors or the Company.

Shareholders attending the AGM will be given a reasonable opportunity to ask questions about, or make comments on, the Remuneration Report.

Re-election and election of Directors

Under clause 66 of the Company's Constitution, at the close of each AGM a number of directors must retire from office, being the number:

(a) determined by the directors;

(b) required for compliance with the ASX Listing Rules; or

(c) two,

whichever is the greatest.

The directors to retire by rotation at an annual general meeting are those directors who have been longest in office since their last election.

Subject to clause 83.6 of the Company's Constitution, a director must retire from office at the conclusion of the third annual general meeting after the director was last elected, even if his or her retirement results in more than one-third of all directors retiring from office.

A retiring director remains in office until the end of the meeting and will be eligible for re-election at the meeting.

Under clause 83.6 of the Company's Constitution, the managing director is not subject to retirement by rotation and is not taken into account in determining the rotation of retirement of directors. Any other executive directors are subject to retirement by rotation.

Under ASX Listing Rule 14.4, a director must not hold office past the third annual general meeting following the director's appointment or three years, whichever is longer. This rule does not apply to the managing director.

Mr A N Wales shall retire by rotation in accordance with the Company's Constitution and, being eligible, presents himself for re-election.

Mr T M Butler shall retire by rotation in accordance with the Company's Constitution and, being eligible, presents himself for re-election.

Set out below are brief details in relation to the directors standing for re-election:

Name: **Anthony Norman Wales**
FCA, FCIS
Age: 61
Independent: No

Tony Wales has been involved with Computershare since 1981 and was appointed Executive (Finance) Director in 1990. On 30 September 2001, Tony relinquished his executive responsibilities and since that time has remained on the Board in a non executive capacity.

During his time as Finance Director, Tony was instrumental in much of the strategic expansion of the Group from its days as a small Australian provider of bureau services to one of Australia's largest and most successful technology companies with operations in many countries. Of particular importance was Tony's major role in negotiations and in the due diligence process for the Company's major acquisitions.

Tony continues to be actively involved with Computershare and his background, experience and understanding of both the Group and international markets are valued highly by both the Board and senior management.

Tony is a member of the Risk and Audit Committee, the Remuneration Committee and the Nomination Committee. He is based in Sydney.

Name: **Thomas Michael Butler**
BSc (Glasgow), MBA (Strathclyde)
Age: 53
Independent: Yes

Tom Butler joined the Board of Computershare on 15 May 2003 as a non executive director.

Tom's impressive career has focused on information technology in the United Kingdom and Europe. Operating at the highest level, he has demonstrated prodigious skills in both strategic positioning and in business management, often turning companies around to deliver significant profits.

Tom is currently the Chief Executive Officer of Liberata plc. He has been a Council Member of the Confederation of British Industry and he is a member of the Institute of Mechanical Engineers. Tom is a member of the Company's Nomination Committee and is based in London.

Recommendation

The Board unanimously supports the re-election of Mr Wales and Mr Butler.

Deferred Long Term Incentive Plan

Introduction

The Board of the Company encourages equity holdings in the Company by its employees and executives to align the interests of employees and executives with those of the Company's shareholders. Many employees and executives have participated in the Company's various employee incentive schemes and the Directors believe that has historically been a significant contributing factor to the Group's success.

Consistent with this philosophy, the Board proposes to introduce the Computershare Deferred Long Term Incentive Plan (**Plan**) for a select number of senior managers in the Group. The Plan involves the award of Performance Rights in respect of up to 10 million fully paid ordinary shares in the Company (**Shares**). The right to exercise Performance Rights will be subject to Performance Hurdles set out in the offer of the Performance Rights made to executives chosen to be offered participation in the Plan.

Approval of the Plan by Shareholders at the AGM is sought by resolution 5 in the Notice of Meeting for the purposes of sections 259B(2) and 260C(4) of the Corporations Act and Exception 9 in ASX Listing Rule 7.2 to Listing Rule 7.1 and for all other purposes, including the corporate governance principles of ASX.

A copy of the rules of the Plan is available for inspection by Shareholders prior to the day of the Annual General Meeting during business hours at the Company's registered office in Abbotsford, Victoria, Australia.

Summary of the Terms of the Plan
Eligibility

Eligibility is restricted to those 'Executives' who the current Board determines in its discretion should be invited to participate in the Plan (**Eligible Executives**).

'Executives' are defined in the Plan as Senior Managers employed in the Group and their associates. Senior Managers include directors and secretaries of entities in the Group, but not including Directors of the Company itself.

As a rule, the Board will only offer participation in the Plan to Executives who:

(a) the Board considers should participate; and

(b) agree to the cancellation at no cost or liability to the Company of their current Executive Severance Agreement, if any, with the

Company and to release the Company from its obligations (if any), under the Senior Executive management Long-Term Incentive Compensation Plan (**LTI Plan**) to issue or provide further shares to participants in the LTI Plan.

Securities offered under the Plan

Eligible Executives will be offered Performance Rights. Each of these will represent a right (subject to vesting) to acquire (and a corresponding obligation of the Company to provide) a Share.

No monetary consideration will be payable by an Eligible Executive for the award of a Performance Right, nor will any amount be payable by the Holder to acquire a Share on the exercise of the Performance Right.

The Company may satisfy its obligation to provide a Share on the exercise of a vested Performance Right by either issuing or procuring the transfer of the Share.

Performance Rights will not be quoted on ASX or other financial market and will be subject to restrictions on transfer. Shares acquired on exercise of Performance Rights will be quoted on ASX or, if Shares acquired on exercise of the Performance Rights are issued on the exercise, the Company will apply to have the Shares quoted on ASX.

Depending on the terms of the Offer of Performance Rights, Shares acquired on the exercise of vested Performance Rights may be subject to restrictions on disposal for a period of up to 10 years or earlier cessation of employment of the holder or change of control of the Company.

Shares acquired on the exercise of Performance Rights will rank equally in all respects with then issued ordinary shares in the Company.

Plan Limits

The maximum number of Shares which would be acquired from the exercise of Performance Rights awarded under the Plan must not exceed 10 million. It is expected that awards of Performance Rights will be made annually in the period commencing at the start of the financial year ending 30 June 2006 until the 10 million share limit is reached with awarded or outstanding Performance Rights.

Offers of Performance Rights

From time to time the Board or its delegate may make offers of Performance Rights to Eligible Executives. Each offer must set out among other things, the maximum number of Performance Rights offered, the Performance Hurdles (see below) attaching to the Performance Rights, the first date on which the Performance Rights may be exercised and the last date on which the Performance Rights may be exercised. The offer must also set out the period during which the offer may be accepted by the Eligible Executive.

It is expected that individual award sizes will be determined by the Board or its delegate in its discretion, taking into account the available pool of 10 million shares, other Eligible Executives and the Company's overall remuneration strategy.

Performance Hurdles

The Performance Rights awarded to each Eligible Executive will be subject to Performance Hurdles set out in the offer of the Performance Rights. Performance Hurdles in respect of Performance Rights must be satisfied before the vesting date. The Board or its delegate will have the right to (and if so provided in the relevant Offer, must) relax or waive Performance Hurdles in the event of defined Special Circumstances or a change of control of the Company or a reduction in a Participant's base salary otherwise than for cause.

In general terms, Performance Hurdles for Performance Rights awarded in the period ending 30 June 2006 will be based on average compound growth of the Group's earnings per share in the 5 year period commencing 1 July 2005 and ending 30 June 2010. If as at the date the audit of the Company's annual financial statements for the financial year ending 30 June 2010 is finalised, the Group's earnings per share in that 5 year period have had a compound annual growth rate of 15%, 40% of the Performance Rights outstanding as at 30 June 2010 will vest and be capable of being exercised into shares in the Company. If in that period, the compound annual growth rate is 20%, 100% of the outstanding Performance Rights will vest. No Performance Rights will vest if the compound annual growth rate in that period is less than 15% and if the rate is between 15% and 20%, the proportion of outstanding Performance Rights that vest will increase on a pro rata straight line basis between 40% and 100%.

Performance Hurdles for Performance Rights awarded after 30 June 2006 will be based on average compound growth in the Group's earnings per share in the 5 year period beginning at the start of the financial year during which those Performance Rights are awarded.

Any unvested Performance Rights as at the Vesting Date will lapse and will no longer be capable of exercise. Any Performance Rights that vest may be exercised by the Holders for a period of 6 months after the Vesting Date and will then lapse at the end of that period.

The terms of an Offer of Performance Rights may provide for the deemed exercise of any Performance Rights that vest.

Early Vesting

The Performance Rights may vest or lapse earlier than the Vesting Date in certain circumstances.

Where a Holder ceases employment with the Group prior to the end of the Performance Period as a result of resignation or dismissal for cause, the Performance Rights will lapse immediately.



If the Holder ceases employment with the Group prior to the end of the Performance Period due to total and permanent disablement, redundancy or dismissal without cause, or the Holder suffers a reduction in their base salary other than for cause, the Performance Rights will vest to the extent provided in the particular terms of issue of the Performance Rights. If the Eligible Executive ceases employment with the Group for any other reason, the Performance Rights lapse unless the Board or its delegate determines in its discretion that some or all of the Performance Rights held should vest and be capable of exercise.

If there is a change of control of the Company that involves a person (not including any person who as at the date of the first award of Performance Rights under the Plan has voting power of 50% or more in the Company) having voting power of 50% or more in the Company all outstanding Performance Rights will vest and (unless they are taken to be exercised immediately on vesting) be capable of exercise within the period of 6 months after the change.

Fresh issues and reorganisation of capital

The Plan rules contain provisions:

(a) denying the holder of Performance Rights any entitlement in that capacity to participate in any new issue to existing shareholders of securities in the Company unless they have before the relevant record date exercised their Performance Rights and acquired Shares as a result;

(b) dealing with the entitlements of Performance Rights Holders as a result of bonus issues and reorganisations of capital of the Company. These provisions are consistent with the Listing Rules in relation to the treatment of options to acquire Shares; and

(c) allowing for the early exercise of Performance Rights in event of the passing of a resolution for a members voluntary winding up of the Company.

Amendments to the Plan

The Board and the Plan Committee are given broad powers to amend the Plan rules or waive the application of the Rules in relation to any Participant. If an amendment to be made would adversely affect the rights of Participants in respect of any Performance Rights then held by them, the Board must obtain the consent of Participants who between them hold not less than 75% of the total number of those Performance Rights held by all those Participants before making the amendment.

Regulatory Provisions

The approval sought by resolution 5 is primarily for the purposes of sections 259B(2) and 260C(4) of the *Corporations Act* as well as exception 9 in Listing Rule 7.2 to the 15% placement rule in Listing Rule 7.1.

The plan constitutes an *'employee share scheme'* for the purposes of the *Corporations Act* as it provides for the acquisition (on vesting and exercise of Performance Rights) of shares in the Company. If an employee share scheme has been approved then any financial assistance that the Company might give to acquire its own shares (eg to discharge its obligations to provide shares on the exercise of vested Performance Rights) is exempted from the prohibition in section 260A of the *Corporations Act*. This section requires financial assistance that might be considered to materially prejudice the interests of the Company or its shareholders or the Company's ability to pay its creditors to be approved by shareholders under section 260B and advance notice to be provided to ASIC. Because of the difficulties of assessing material prejudice in this context, the Board considers it desirable and appropriate for the Plan to be approved for the purposes of section 260C(4).

Approval of the Plan for the purposes of section 259B(2) will allow the Company to take security over its own shares under a term of the plan. The Plan does not currently provide for the company to obtain security over its own shares although it is possible that vested Performance Rights awarded in the future may be exercisable into shares subject to restrictions on disposal. Approval of the Plan for the purposes of s259B(2) of the Corporations Act removes any doubt about the efficacy of such restrictions on the basis they constitute a 'security' over the shares.

In addition to constituting an employee share scheme for the purposes of the *Corporations Act*, the plan also constitutes an *'employee incentive scheme'* under the ASX Listing Rules. Issues of securities under an exception in Rule 7.2 are not taken into account for the purposes of calculating the 15% limit on the number of shares that the Company may issue in any 12 month period under listing rule 7.1 of the ASX Listing Rules. In addition, to the extent that shares are issued as a result of the exercise of Performance Rights granted under the plan as an approved employee incentive scheme, those shares are added to the denominator on which the 15% placement limit prescribed by Listing Rule 7.1 is calculated.

Resolution 5 is the first occasion on which approval of the Plan has been sought. Exception 9 in Listing Rule 7.2 will only apply in respect of performance Rights awarded after the date of the meeting.

Finally, recommendation 9.4 of the ASX's principles of good corporate governance and best practice recommendations issued March 2003 recommends that payment of equity based executive remuneration be made in accordance with thresholds set in plans approved by shareholders. Resolution 5 is intended to comply with this principle of good corporate governance.

Voting and Proxy Votes

1. A shareholder entitled to attend and vote at the meeting has the right to appoint a proxy or, if the shareholder is entitled to cast two or more votes, two proxies.

2. A shareholder wishing to appoint a proxy may use the form provided with this Notice of Meeting. Alternatively, a shareholder may appoint a proxy by the electronic medium available at the Company's website www.computershare.com. Shareholders who use this medium will be taken to have signed or authenticated their proxy form if it is submitted in accordance with the instructions given on the website.

3. A proxy need not be a shareholder of the Company. A proxy may be an individual or a body corporate.

4. A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the shareholder's votes. If the shareholder appoints two proxies, neither proxy may vote on a show of hands.

5. A shareholder may direct their proxy how to vote by placing a mark in one of the boxes opposite each item of business on the proxy form. All of the shareholder's securities will be voted in accordance with such direction. If a shareholder marks more than one box on an item, their vote on that item will be invalid.

6. The Company's Chairman, Mr Murdoch will chair the meeting and intends to vote all undirected proxies in favour of all of the resolutions (including resolution 5 given that neither he nor any other director of the Company is entitled to participate in the Deferred Long-Term Incentive Plan or any other employee incentive scheme of the Company). Similarly, all directors will vote undirected proxies in favour of all of the resolutions. If you wish to appoint the Chairman or another director as your proxy and you do not wish to direct them how to vote, please tick the appropriate box on the form.

7. A proxy form must be signed or otherwise authenticated by the shareholder or the shareholder's attorney and if the proxy appointor is a corporation, then it must be signed or otherwise authenticated in accordance with the Corporations Act or under the hand of an attorney. Where two or more persons are registered as a shareholder, each person must sign or authenticate the proxy form.

8. If the proxy form is completed by an individual or a corporation under Power of Attorney, that Power of Attorney under which the form is signed or authenticated must be provided to the Company with the completed proxy form, unless the Company has previously noted that Power of Attorney.

9. To be effective, the proxy form, together with any authority under which the proxy form was signed that has not already been provided to the Company, must be received by the Company's share registry at its registered office at 452 Johnston Street Abbotsford, Victoria 3067 Australia by no later than 10:00am (Melbourne time) on Monday 7 November 2005.

   Proxies, together with any authority under which they were signed that has not already been provided to the Company, may also be lodged by facsimile if received by no later than 10:00am (Melbourne time) on Monday 7 November 2005. The facsimile number for this purpose is **+61 3 9473 2555**.

   Shareholders are also able to vote electronically by accessing the website www.computershare.com. At the website, shareholders will be able to view an electronic version of the proxy form, which, after authentication, will accept votes and register them accordingly. A shareholder who wishes to use this medium must register their votes by no later than 10:00am (Melbourne time) on Monday 7 November 2005.

10. The Company has determined, in accordance with regulation 7.11.37 of the *Corporations Regulations 2001* (Cth), that for the purposes of the meeting (including voting), shares will be taken to be held by those persons recorded in the Company's register as at 7:00pm (Melbourne time) on Monday 7 November 2005.

11. Shareholders who do not plan to attend the meeting are encouraged to complete and return a proxy form. Shareholders may attend and vote at the meeting, even if they have sent a proxy form and they may withdraw their proxy.



Corporate Representatives

Corporate shareholders and corporate proxies may appoint a representative in accordance with the Corporations Act, in which case the Company will require a certificate appointing the corporate representative.

The certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The certificate will be retained by the Company. A representative of a corporation will not be permitted to attend the meeting unless the necessary certificate of appointment has been produced prior to admission. A form of certificate may be obtained from the Company's share registry.

How to get to the AGM

Location
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067.
Entrance via the Conference Centre

Where it is


JOHNSTON STREET

By train
The nearest train station is Victoria Park station, which is a ten minute walk from the Yarra Falls building. Victoria Park station is a stop on both the Epping and Hurstbridge lines.

By bus
Bus route numbers 200, 201, 205 and 207 stop outside the Yarra Falls building on Johnston Street.

By car
Car parking is available on Johnston Street and in the surrounding streets subject to availability.

Registration

If you are attending the AGM, it will assist us with registration if you bring your personalised proxy form.


Computershare

www.computershare.com



Proxy Form

All correspondence to:
Computershare Limited
ABN 71 005 485 825
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 307 613
(outside Australia) 61 3 9415 4222
Facsimile 61 3 9473 2555

Mark this box with an 'X' if you have made any changes to your name or address details (see reverse)

000001
000
SAM
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)



I 1234567890 IND

Appointment of Proxy

I/We being a member/s of Computershare Limited and entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') OR



If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy

or if the individual or body corporate named is absent from the meeting, or if no individual or body corporate is named, the Chairman of the meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given to vote, as the proxy sees fit or to abstain from voting) at the Annual General Meeting of Computershare Limited to be held at the Conference Centre, Yarra Falls, 452 Johnston Street, Abbotsford Victoria, Australia on Wednesday, 9 November 2005 at 10:00am and at any adjournment of that Meeting.



IMPORTANT: FOR ITEM 5 BELOW
If the Chairman of the meeting is to be your proxy and you have not directed your proxy how to vote on Item 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on Item 5 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the meeting intends to vote undirected proxies in favour of Item 5.

Voting directions to your proxy - please mark  to indicate your directions

Ordinary Business

		For	Against	Abstain*
Item 3	That the remuneration report for the year ended 30 June 2005 be adopted			
Item 4(a)	To re-elect Mr A N Wales as a director of the Company			
Item 4(b)	To re-elect Mr T M Butler as a director of the Company			
Item 5	Adoption of Deferred Long-Term Incentive Plan			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

If you are entitled to 2 or more votes, you may direct your proxy, on a poll, to vote the whole or only a portion of your votes on any item or cast your votes in different ways on any item. See note 4 on the back of this form for further details.

Appointing a second Proxy

I/We wish to appoint a second proxy

Mark with an 'X' if you wish to appoint a second proxy. AND



OR



State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1



Sole Director and
Sole Company Secretary

Securityholder 2



Director

Securityholder 3



Director/Company Secretary

Contact Name

Contact Daytime Telephone

Date / /

CPU 7PR



How to complete this Proxy Form

1 Your name and address

This is your name and address as it appears on the share register of Computershare Limited. If this information is incorrect, please mark the box and make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your shares using this form.**

2 Appointment of a proxy

If you wish to appoint the Chairman of the meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the meeting will be your proxy. A proxy need not be a shareholder of Computershare Limited.

3 If the Chairman of the meeting is your proxy

If the Chairman of the meeting is your proxy and you have not directed your proxy how to vote on Item 5 on the proxy form please place a mark in the box where indicated on the form. By marking this box you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark the box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on Item 5 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the meeting intends to vote undirected proxies in favour of Item 5.

4 Votes on items of business

You may direct your proxy how to vote by placing an 'X' in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate that your proxy is:

- to vote only a portion of your votes on any item; or
- to cast your votes in different ways on any item,

by inserting the percentage or number of securities in the appropriate box or boxes.

If you do not mark any of the boxes on a given item, your proxy may vote as your proxy chooses. If you do not direct all of your votes on any item, your proxy may vote as your proxy chooses in respect of your undirected votes. If you direct your proxy to cast your votes in different ways on any item, your proxy must not vote on a show of hands in respect of that item.

If you mark more than one box on an item with an 'X', your vote on that item will be invalid. If you insert percentages or number of shares in boxes on any item that in total exceed 100% or exceed the number of shares you hold as the voting entitlement time of 7:00pm (Melbourne time) on 7 November 2005, your vote on that item will be invalid, unless you have inserted a number of shares in one box only on an item which exceeds the number of shares you hold at that time, in which case it will be taken to be valid for the shares held at that time.

5 Appointment of a second proxy

You are entitled to appoint up to two proxies as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional proxy form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you:

(a) should on each of the first proxy form and the second proxy form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) must return both forms together in the same envelope.

6 Signing instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the shareholder must sign.
Joint Holding:	where the holding is in more than one name all of the shareholders must sign.
Power of Attorney:	to sign under Power of Attorney, you must have either already lodged this document with the registry or attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	this form must be signed by either two Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, the Director may sign alone. Delete titles as applicable.

If a representative of a corporate Securityholder or proxy is to attend the meeting, the appropriate "Certificate of Appointment of Corporate Representative" should be lodged with the company before the meeting or at the registration desk on the day of the meeting. A form of the certificate may be obtained from the company's share registry.

Lodgement of proxy

This proxy form (and a certified copy of any Power of Attorney under which it is signed) must be received no later than 10:00am (Australian Eastern Summer Time) on 7 November 2005, being 48 hours before the time for holding the meeting. Any proxy form received after that time, or signed under a Power of Attorney, a certified copy of which is received after that time, will not be valid for the scheduled meeting. Proxies must be lodged at the registered office of Computershare Limited, Yarra Falls, 452 Johnston Street, Abbotsford, VIC 3067, Australia (Postal Address: GPO Box 242, Melbourne VIC 3001) or faxed to the registered office on facsimile number 61 3 9473 2555. Alternatively, shareholders may vote online at www.computershare.com. Votes must be received at that website by no later than 10:00am (Melbourne time) on 7 November 2005.



MARKET ANNOUNCEMENT

Melbourne, 28 September 2005

EXECUTIVE MANAGEMENT CHANGES

Computershare Limited (ASX:CPU) announced today that Stuart Crosby has been appointed Chief Operating Officer of the Group with immediate effect. The key objectives of this role are to drive performance, efficiency and convergence to global standards in structure, shared services utilization and operations, and to assist in coordinating client acquisition and development across business units. Mr Crosby will retain responsibility for the Asia Pacific region.

The Company also announced the resignation of Rob Chapman, who had headed operations in the UK, Europe and Africa, effective 30 September 2005. No replacement for Mr Chapman will be sought in the short term, with Group CEO Chris Morris and COO Stuart Crosby taking over Mr Chapman's responsibilities.

For further details please contact:
Tom Honan
Chief Financial Officer
+61 3 9415 5060

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com



MARKET ANNOUNCEMENT

Melbourne, 5 October 2005

COMPUTERSHARE ACQUIRES SPV MANAGEMENT SERVICE PROVIDER LORD SECURITIES CORPORATION AND LORD SECURITIES (DELAWARE), LLC

Computershare Limited (ASX:CPU) today announced that it has completed the acquisition of Lord Securities Corporation and Lord Securities (Delaware) LLC for USD 12.4 million cash plus a maximum earn-out payment of USD 3.1million should certain hurdles be met. Whilst the deal will be immediately earnings accretive for Computershare, the company does not expect the change to be material.

Headquartered in New York for more than 30 years, Lord Securities is a pre-eminent provider of management and administrative support services to the global structured finance markets. Lord Securities offers its more than 500 clients around the world a broad array of administrative support services, commonly known as SPV management services. These include the facilitation of independent ownership and governance services.

The acquisition of Lord Securities is the first in this area since the formation of the Global Fixed Income Services Group at the start of this year.

For further details please contact:
Mr Darren Murphy
Head of Treasury and Investor Relations
Ph + 61 3 9415 5102

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com



Melbourne, 7 October 2005

ANNOUNCEMENT CONCERNING LONDON STOCK EXCHANGE PLC

Computershare Limited (ASX:CPU) - Computershare Limited notes the recent media speculation concerning its potential participation in a consortium involving Macquarie relating to a possible offer for London Stock Exchange plc. Computershare wishes to confirm that it has no intention of investing in or acting in concert with any consortium or any other offeror for London Stock Exchange plc.

For further details please contact:
Darren Murphy
Head of Treasury and Investor Relations
Tel +613 9415-5102

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com



(ACN: 057 345 785)

ASX Announcement

14 October 2005

POWERLAN AGREES TO SALE OF FINANCIALBPO PTY LTD TO COMPUTERSHARE

Powerlan Limited (ASX: PWR) announced today it had reached agreement with Computershare Limited (ASX: CPU) for the sale of Powerlan's subsidiary FinancialBPO Pty Ltd.

This is further to the announcement made 4 August which indicated that Powerlan had entered into an exclusive due diligence period with Computershare which would lead to the divestment of FinancialBPO.

Computershare will pay $9.5 million cash on settlement and issue 1 million Computershare options with an exercise price of $6.15 with a five year exercise period. Subject to satisfaction of conditions precedent typical of transactions of this type, completion is expected by 31 October 2005.

About Powerlan

Sydney-based, Powerlan Limited (ASX: PWR) provides specialist information technology products and services, business process outsourcing and infrastructure support through seven operating divisions:

- *Business Innovations*, Powerlan's R&D division, provides leading edge general IT consulting and custom application development services.
- *Clarity* (www.clarity.com) offers carrier-grade Operational Support Systems and Network Management Systems software solutions for telcos and enterprises.
- *ConverterTechnology* (www. convertertechnology.com) offers specialist services and innovative technologies to help clients migrate files across incompatible desktop applications, particularly Microsoft Office.
- *FinancialBPO* (www.financialbpo.com) provides back office business process outsourcing for the financial services sector.
- *Garradin* (www.garradin.com) offers integrated software solutions aimed at investment managers and administration platforms.
- *IMX* (www.imxsoftware.com) offers software solutions focused on travel money and foreign exchange.
- *BizTech Outsource* (www.biztechoutsource.com) provides business technology related managed services such as IT infrastructure management, IT security, application hosting, and communications.

Except for Business Innovations, a business unit within Powerlan Limited, all other divisions are incorporated and operate as self contained companies.

For more information contact:

Dr Tomislav Matic
Chief Executive Officer
Phone: (02) 9925 4600
tmatic@powerlan.com
www.powerlan.com

Byram Johnston OAM
Acting Chairman
Phone: (02) 9925 4600
bjohnston@financialbpo.com



COMPUTERSHARE LIMITED
ANNUAL GENERAL MEETING
9 NOVEMBER 2005

CHAIRMAN'S ADDRESS

INTRODUCTION

Welcome to Computershare Limited's 2005 Annual General Meeting.

This is the second year that we have held our AGM at our global headquarters. I am sure you will all agree that it is a fitting setting to report on another year of success.

I am proud to be here, once again, to present the results for this great, Australian-based, global company.

We should all be proud that Computershare today is recognised as a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest organisations now employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members. For example, Computershare now act as registrar for over 60% of the Dow Jones Industrial Average companies.

The 2005 financial year was another exciting period of continued growth for Computershare, with the acquisition of North American registry leader Equiserve (now Computershare Shareholder Services), and continued expansion into overseas markets. We have been successful in pursuing our long-held plan to position the company as the world's premier provider of registry and stakeholder communication services.

The integration of Computershare Shareholder Services has begun and significant milestones have already been achieved. It is structurally integrated with our pre-existing United States business and migrations of shareholder accounts to our SCRIP system have commenced. We are targeting migration completion by December 2006 - an aggressive but achievable timetable.

At the same time as we have grown our core businesses, we have developed new business areas. Our continued focus on the solid base that we have established for the company has helped us achieve a number of key milestones, producing another year of record revenues, earnings and operating cash flows.

FINANCIAL RESULTS

The financial results achieved this year are particularly satisfying and build on the significant gains that were reported to you twelve months ago.

A most significant milestone was the 22% increase in sales revenue, which resulted in the company surpassing the **one billion dollars** mark during the year, a great accomplishment for a company that had $13 million of revenue when it floated just over a decade ago.



Computershare experienced strong profit growth, with normalised earnings per share increasing by 28% from 19.02 cents to 24.27 cents per share. With this result, Computershare has delivered in excess of 20% compound annual growth over the past five years.

The company increased sales revenues from $871 million to $1,063.5 million. This achievement helped to drive a 21% increase in normalised EBITDA to $222.1 million and an 8% increase in operating cash flows to $146.8 million. The company increased the final dividend to 6 cents per share unfranked, making the total full year dividend 11 cents per share (a 38% increase on FY04).

As foreshadowed in my address last year, the increased contributions of earnings from offshore and growth in dividends to shareholders has meant that the company's franking credits balance has continued to decline and franked dividends cannot be expected over the coming periods.

Total assets at year end were $1,985.6 million, financed by shareholders' funds totalling $755.1 million. The $120 million increase in shareholders' funds is the result of increased profits and shares issued as part of acquisition consideration partially offset by the share buy back.

CAPITAL MANAGEMENT

Net borrowings increased by $304.7 million to $526.3 million to fund business acquisitions. The Company, for the first time, successfully tapped the US Private Placement market for USD318.5 million on terms of between six and twelve years.

During the financial year the company bought back 10,220,000 ordinary shares on market. The average price paid under the share buy back was $3.18. This initiative ceased in June 2005.

The buy back of reset preference shares announced in December 2003 continued in the 2005 financial year. Between 1 July 2004 and 30 September 2004, the company bought back 284,807 reset preference shares at a total cost of $29.4 million. The Board decided to convert the remaining 900,000 reset preference shares to ordinary shares on 30 September 2004. This process also resulted in the issue of an additional 23,100,382 ordinary shares.

TECHNOLOGY ADVANCES

Computershare now has over 700 dedicated technology staff, employed at multiple locations around the world. Total technology expenditure, as a percentage of revenue, has declined to 10% and 42% ($44.9 million) of that spend goes towards research and development (R&D) across all business lines. In line with the company's policy, all technology costs are expensed during the year.

A significant proportion of our R&D spend has gone towards systems that support our operations including workflow, document storage, electronic data capture and telephony platforms. This has resulted in the ongoing reduction of operations costs for the Group. During the course of the next year these processes will be further deployed globally.



EXECUTIVE REMUNERATION

I'd like to turn now to the topical issue of remuneration.

The Remuneration Report contained in the 2005 Director's Report sets out, in considerably more detail than previous years, the remuneration arrangements in place for directors and Group executives.

In particular this year we have more directly addressed the relationship between remuneration, company performance and shareholder wealth. As outlined in the Report, it is notable that over the past year, the company has achieved increases in the following metrics:

Normalised EPS (pre goodwill)	28%
Dividend	38%

As explained in the Report, over the same period, executive remuneration (average per executive) has increased 1% and non-executive director remuneration (average per director) has risen by 4%..

The Board remains committed to achieving remuneration arrangements that provide competitive rewards to attract and retain high calibre executives, to link reward to shareholder wealth and to provide performance incentives which allow executives to share the rewards of the success of the business.

The Remuneration Committee has recently given careful thought in particular to the long term incentive arrangements for key executives of the Group. You will have received, in the Notice of Meeting, the details of the proposed introduction of the Deferred Long Term Incentive Plan.

Eligibility in this Plan is for senior managers of the Group but does not include any of the Directors of Computershare Limited.

The Plan involves the award of Performance Rights. The entitlement to exercise Performance Rights and receive fully paid ordinary shares will be subject to hurdles. As explained in the Notice of Meeting, the performance hurdles will generally be based on compound average growth of the Group's earnings per share over a five year period. For a portion of Performance Rights to vest a minimum compound annual growth rate in earnings per share of 15% must be achieved and for all Performance Rights to vest, 20% annual compound growth must be achieved.

The approval of this Plan is the subject of item five in the order of business.

BOARD OF DIRECTORS

We are delighted to announce that with effect from 10 November 2005, Simon Jones will join the Board as an additional director.

Simon Jones is a qualified chartered accountant and is currently a principal of Canterbury Partners, a corporate advisory firm based in Melbourne. Simon has extensive corporate experience having previously held the positions of Managing Director – Victoria at N M Rothschild & Son and Managing Partner – Audit and Business Advisory at Arthur Andersen.



Simon will immediately become Chairman of the Board's Risk & Audit Committee taking over that role from our US-based Director Philip DeFeo.

I would like to thank all of our Board members for their continued contributions to the strategic direction of Computershare. It has again been a pleasure to work with such an esteemed group of people.

THANKS TO MANAGEMENT AND STAFF

On behalf of the Board, I would like to thank the nearly 10,000 strong staff members around the globe, whose commitment has played a major role in this landmark year of success for the company.

The Board would also like to acknowledge, in particular, the efforts of Chris Morris and his executive team, who, through long-term strategic planning, have built a strong foundation for profitable growth.

OUTLOOK

Given current trading conditions and our first quarter results, we remain on target to achieve our prior guidance of at least 20% growth in earnings per share on revenue of nearly $1.5 billion for the 2006 financial year.

CLOSING

This is an exciting time for Computershare, a new phase in our rapid evolution is well and truly underway. I would like to take this opportunity to thank you, our shareholders, for your support throughout the year.

Welcome to Computershare Limited's Annual General Meeting 2005

Computershare

REVIEW OF OPERATIONS

Chris Morris
Chief Executive Officer

Computershare

GLOBAL OFFICE LOCATIONS

Computershare offices worldwide



Dublin
Edinburgh
Bristol
Milan
Tokyo
Hong Kong
Manila
Chennai
Johannesburg
Sydney
Auckland
Wellington
Calgary
San Francisco, CA
Halifax
New York, NY

Office locations not listed on map:

India: Ahmedabad, Baroda, Delhi, Jaipur, Kanpur, Kochi, Kolkata, Lucknow, Pune, Surat

USA: Jersey City, NJ

3

Computershare

ABOUT US

Computershare is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services.

- Nearly **10,000** employees
- Service over **14,000** corporations
- Service approx. **90 million** shareholder & employee accounts across **21 countries**

REGIONAL HIGHLIGHTS ASIA/PACIFIC



Australia



Singapore



New Zealand



Japan

India

Philippines

Hong Kong





Computershare

REGIONAL HIGHLIGHTS EMEA



France



Ireland



United Kingdom

Austria

Germany



Italy

Russia





South Africa

Computershare

REGIONAL HIGHLIGHTS NORTH & STH AMERICA



United States of America



Canada



Argentina

CORPORATE SOCIAL RESPONSIBILITY

- 'A' rating on the RepuTex® SRI Share index
- $700,000 raised by staff for Tsunami Appeal
- eTree donations: replanting of more than one million trees
- Change-A-Life
  - Working with CARE to establish a commercial farm and orphanage
  - Matching staff donations dollar for dollar
  - A$966,000 pledged globally by staff this financial year




Change-A-Life
with Computershare

Computershare

EQUISERVE

- Better than we expected
- Financially on track
- Conversions started, targeted for completion December 2006
- SBC migrated last weekend
  - 1.1 million holders



Computershare

UNITED KINGDOM

- **Current issues**
  - Service levels
  - Market strategy and results
  - Processes, procedures and management layers
- **Solutions**
  - Energised management team
  - The CTC program
    - Open and frank communication with staff
    - Remove all levels of bureaucracy
    - Flatten management structure


Computershare

THE YEAR AHEAD - GROWTH

- **Global offering**
- **Acquisitions**
- **NA**
  - Mutual Funds
  - Fixed Income
- **Japan**
- **Cross sell/on sell existing clients**
- **Geographical growth**
  - Continental Europe
  - South America
  - Russia

THE YEAR AHEAD - STRUCTURE

- **Operations**
  - Standard KPIs
  - Call Centre
  - Transfer Pricing
- **Client Management**
  - P&L Reporting
  - Client Segmentation
  - Siebel
- **Shared Services**
  - Must be efficient
  - Support of business unit managers

Computershare

THE YEAR AHEAD - GLOBAL

- **Plans**
  - Focused and co-ordinated group, globally
  - A long way ahead of the competition
- **Global Register**
  - Portis: Common portal to view all holders
  - Just won two clients in the UK

THE YEAR AHEAD - EARNINGS

- Revenue approaching A$1.5 billion
- Growth in EPS **>20%**

Chris Morris
Chief Executive Officer



Corporate

Computershare Limited
ABN 71 005 485 825
Yarra Falls, 452 Johnston Street Abbotsford
Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9415 5000
Facsimile 61 3 9473 2500
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
India
Ireland
New Zealand
Philippines
Russia
Singapore
South Africa
United Kingdom
USA

9 November 2005

Manager Companies
Company Announcements Office
Australian Stock Exchange
Level 4, Stock Exchange Centre
20 Bridge Street
Sydney NSW 2000

Dear Sir

Results of Annual General Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that the annual general meeting of Computershare Limited was held today and that all resolutions referred to in the notice of meeting were passed.

Details of the resolutions passed and the proxies received in respect of each resolution are set out in the attached proxy summary.

Yours faithfully

Mark Davis
Joint Company Secretary



Proxy Summary

Computershare Annual General Meeting – 9 November 2005

Agenda Item 3 – Remuneration Report

It was resolved as an ordinary resolution on a show of hands that the Remuneration Report for the year ended 30 June 2005 be adopted.

Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In favour	Against	Abstention	Proxy's discretion
364,112,501	14,850,539	463,240	15,537,242

Agenda Item 4 – Re-election and Election of Directors

(a) It was resolved as an ordinary resolution on a show of hands that Mr A.N. Wales be re-elected as a director of the company.

Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In favour	Against	Abstention	Proxy's discretion
367,467,185	9,199,889	2,779,359	15,517,089

(b) It was resolved as an ordinary resolution on a show of hands that Mr T.M. Butler be re-elected as a director of the company.

Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In favour	Against	Abstention	Proxy's discretion
371,720,486	7,423,593	292,814	15,526,629



Agenda Item 5 – Deferred Long-Term Incentive Plan

It was resolved as an ordinary resolution on a show of hands that:

(a) for the purposes of section 259B(2) and 260C(4) of the Corporations Act 2001 and for all other purposes, the employee share scheme called the Computershare Deferred Long-Term Incentive Plan (Plan), be approved; and

(b) issues of securities under the Plan be approved for the purposes of Rule 7.2 Exception 9 as an exception to Rule 7.1 of the Listing Rules of Australian Stock Exchange Limited and for all other purposes.

Proxy votes exercisable by all validly appointed proxies were to be exercised as follows:

In favour	Against	Abstention	Proxy's discretion
359,771,178	18,764,010	922,255	12,884,178



(ACN: 057 345 785)

ASX Announcement

15 November 2005

POWERLAN COMPLETES SALE OF FINANCIALBPO TO COMPUTERSHARE

Powerlan Limited (ASX: PWR) announced today it has completed the sale of its subsidiary FinancialBPO Pty Ltd to Computershare Investor Services Pty Ltd a subsidiary of Computershare Limited (ASX: CPU). This is further to the announcement made 14 October 2005.

The consideration is $9.5 million cash and 990,000 Computershare Limited options with an exercise price of $6.15 and a five year exercise period.

About Powerlan

Sydney-based, Powerlan Limited (ASX: PWR) provides specialist information technology products and services, business process outsourcing and infrastructure support through seven operating divisions:

- *Business Innovations,* Powerlan's R&D division, provides leading edge general IT consulting and custom application development services.
- *Clarity* (www.clarity.com) offers carrier-grade Operational Support Systems and Network Management Systems software solutions for telcos and enterprises.
- *ConverterTechnology* (www. convertertechnology.com) offers specialist services and innovative technologies to help clients migrate files across incompatible desktop applications, particularly Microsoft Office.
- *Garradin* (www.garradin.com) offers integrated software solutions aimed at investment managers and administration platforms.
- *IMX* (www.imxsoftware.com) offers software solutions focused on travel money and foreign exchange.
- *BizTech Outsource* (www.biztechoutsource.com) provides business technology related managed services such as IT infrastructure management, IT security, application hosting, and communications.

Except for Business Innovations, a business unit within Powerlan Limited, all other divisions are incorporated and operate as self contained companies.

For more information contact:

Dr Tomislav Matić
Chief Executive Officer
Phone: (02) 9925 4600
tmatic@powerlan.com
www.powerlan.com

Byram Johnston OAM
Acting Chairman
Phone: (02) 9925 4600
bjohnston@powerlan.com



MARKET ANNOUNCEMENT

21 November 2005

DISPOSAL OF MARKETS TECHNOLOGY BUSINESS TO OMX

Computershare Limited (ASX:CPU) today announced that it has entered into a Letter of Intent with OMX AB to dispose of its Markets Technology business and to establish a strategic alliance with OMX AB principally to provide issuer services in the Nordic markets.

Under the Letter of Intent, OMX AB has agreed to pay Computershare approximately AUD 42 million to acquire the Markets Technology business and to licence certain technology retained by Computershare over the next five years.

Computershare expects that it will book a non-recurring profit on sale in FY 2006 of approximately AUD 10 million and does not expect that the sale of business will have any material impact on the Company's normalised earnings per share.

Despite the market leading solutions provided by the Markets Technology business, this division has ceased to be strategically significant in view of Computershare's objective to be the world's premier provider of registry and stakeholder communication services.

Further details relating to the arrangements are set out in OMX AB's release below.

For further details please contact:
Stuart Crosby
Chief Operating Officer
Tel + 61 3 9415 5060

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com

Press release, 2005-11-18



Acquisition of Computershare's Markets Technology business strengthens OMX's leading position in marketplace technology

OMX, a leading provider of marketplace services and solutions for the global financial and energy markets, has today signed a Letter of Intent with Computershare Limited (ASX:CPU), the global leader in share registration, employee equity plans, proxy solicitation and other specialized financial and communications services, to acquire Computershare's Markets Technology business for approximately SEK 250 million, to be paid out over a five year period. With over 30 exchange and CSD customers worldwide, including among others Swiss Exchanges (SWX), Computershare is one of the largest players in the exchange technology market. The addition of Computershare's business underlines OMX's position as the global leader in the provision of technology solutions that make securities transactions more efficient.

OMX and Computershare have also agreed to establish a strategic alliance, initially targeted at providing services for issuers in the Nordic markets, and to cooperate on providing consulting services on market infrastructure issues. Through their complementary offerings, share registry and technology solutions, there are significant opportunities to benefit from collaborating on the provision of integrated services to the providers of clearing, settlement and depository services.

The acquisition is an important step in the implementation of OMX's strategy of focusing and growing in the increasingly international and rapidly changing marketplace segment covering exchanges, clearing organizations and central securities depositories. Key benefits include:

- Strengthening OMX's solutions portfolio with a suite of advanced financial markets systems and extending its customer base to over 50 marketplaces worldwide.
- The combination of the two leading exchange technology businesses will create a strong platform from which to build the enlarged business.
- Combining two complementary development teams, each with significant industry expertise and competence in aligned areas, will allow the new entity to focus on research and product development in the most important and fastest growing areas of the exchange technology market, both from an investment and a client perspective.
- Joining the two businesses also creates cross selling opportunities between services and solutions for the enlarged company as well as benefits for the respective customers as the product portfolios complement each other and strengthens the total offering.
- In addition, Computershare adds a market presence in 25 countries. This represents a significant opportunity to extend the range of products offered in these markets.

Through the acquisition OMX will become the market leader in providing technology solutions to exchanges, clearing organizations and depositories and will be strengthened through the addition of Computershare Markets Technology's highly experienced technology teams in Sydney, Calgary, New York and London.



Commenting on the acquisition Magnus Böcker, President and CEO of OMX, said: "Adding Computershare's strong exchange technology business to our own extends our offer to the global exchange industry considerably and further strengthens our position as providers of efficient technology. I welcome the experts from Computershare to our team and believe that the combination of our respective expertise and experience positions us well to play a leading role in the future of exchange technology that will benefit our clients as well as grow our expanded business."

Computershare CEO Chris Morris welcomed the deepening of Computershare's relationship with OMX that will come with the transaction and the broader strategic alliance. "Like us, OMX is a significant provider of services and infrastructure to a wide range of the world's financial markets. Already we are seeing opportunities to work together and create value for both companies' clients and shareholders," Mr Morris said.

Jürg Spillmann, Head of SWX Group Executive Committee and Computershare's largest exchange customer commented, "SWX Group welcomes this announcement and is particularly pleased with the long-term commitment of OMX to the X-stream trading system, upon which the SWX service is based. We look forward to continuing our working relationship with the team and their new OMX colleagues over the coming years."

Under the terms of the Letter of Intent, OMX will acquire Computershare's Markets Technology business by paying approximately SEK 250* million to Computershare in purchase consideration and licensing fees, of which SEK 90 million at completion and the remainder evenly distributed over a five year period. For the 12 month ending June 2005, Computershare's Markets Technology business reported revenues of approximately SEK 100 million. Based on operational levels of 2005, OMX estimates that the business will add SEK 25-30 m to operating profit, including immediately realized cost synergies but excluding transaction related depreciation. The transaction is expected to generate cost and revenue synergies and is expected to be immediately earnings enhancing for OMX. The final agreement is expected to be signed in December and the transaction, which is subject to necessary approvals and customary conditions, is expected to be concluded by year-end and the business consolidated by OMX as from January 1, 2006.

Lenner & Partners is acting as financial advisor to OMX in connection with the acquisition.

*Financial information converted from AUD to SEK at a SEK/AUD exchange rate of 6.

NOTE TO EDITORS: A media and analyst conference call will be arranged today at 11.30 CET. Please call +46 8 686 70 81 and state password "OMX" to participate in the conference, where Magnus Böcker, CEO OMX, will present the acquisition.

For more information, please contact:

Magnus Böcker, President and CEO	+46 8 405 66 44
Anna Rasin, VP Marketing & Communications	+46 8 405 66 12
Charles Palmer, Financial Dynamics	+44 207 831 3113



MARKET ANNOUNCEMENT

15 December 2005

COMPUTERSHARE TO ACQUIRE IML

Computershare Limited (ASX:CPU) has announced its intention to acquire Interactive Meetings Limited (IML), a key player in the European meetings technology market. The purchase price is £20m, consisting of cash (85%) and CPU shares vesting over 3 years (15%). The transaction will be marginally EPS accretive in the first year.

IML was founded in 1991 by its current owners, to develop audience response systems targeted at interactive meeting events. The company currently delivers 1,000 meetings per year and is the leading provider of interactive services based on proprietary technology for AGMs in the UK. They have successfully launched in Australia, delivering the first example of wireless voting in the region at the recent Qantas AGM.

In addition to their core business in the UK, IML have distributors in the US and Canada, Japan, South Africa, Australia and Belgium. Managing Director Mandy Knowles sees their acquisition by Computershare as the ideal way to extend their market penetration: "The logical next step for IML is to work with a partner who can offer our innovative technology on a truly global platform, so we are delighted that Computershare have created this opportunity."

Computershare's Chief Operating Officer, Stuart Crosby, commented: "Trends in corporate governance and shareholder democracy and in particular, moves toward one holder, one vote and away from voting on a show of hands, mean that wireless voting and other interactive attendee participation methods are destined to become standard practice at AGMs. IML are the clear market leader in this segment and Computershare believes that the majority of its clients will demand these services over time."

The acquisition means that Computershare is uniquely placed to offer end-to-end meeting facilitation services for key Registry clients, not only in the UK, but on a global basis.

Chris Morris, Computershare CEO, is looking forward to the new season of AGMs: "Computershare is committed to making our customers' lives easier. Integrated meetings provision via our Quorum product, incorporating IML's market leading technology, will make the meetings process more accountable, timely, and interactive."

The purchase is due to complete by the end of the calendar year, and Computershare anticipates that IML's technology will be fully incorporated into its product offering in time for the new UK AGM season that begins in February of 2006.

For further details please contact:
Darren Murphy
Head of Investor Relations
Tel + 61 3 9415 5102


Computershare

About Computershare Limited (CPU)

Computershare (ASX:CPU) is a global leader in share registration, employee equity plans, proxy solicitation and other specialised financial and communication services. Many of the world's largest companies employ our innovative solutions to maximise the value of their relationships with investors, employees, customers and members.

Computershare has approximately 10,000 employees across the world and serves 14,000 corporations and 90 million shareholders and employee accounts in 21 countries across five continents.
For more information, visit www.computershare.com

About IML

Market leaders in interactive audience participation and legal voting software, IML deliver a legally approved shareholder AGM Service that is proven 100% secure and reliable.

A fast and accurate solution to poll votes, our AGM service operates alongside a comprehensive automated registration process that links meeting attendees with their voting rights. The service uses IML's wireless Communicator keypads to cast each shareholder's votes, weighting each one according to the number of shares held.

Our globally licensed Communicator is used regularly by FTSE100 companies to introduce interaction into their communication events and to modernize the inefficient manual processes of risk assessments and audits, public consultations, staff surveys and more.
For more information, visit www.iml.co.uk


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